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05013184

REGISTRANT'S NAME	Skanska AB (publ)
*CURRENT ADDRESS	SE-169 83 Solna Rasundavagen 2 Sweden
**FORMER NAME	
**NEW ADDRESS	

FILE NO. 82-34932 FISCAL YEAR 2003 -12-31-03

* Complete for initial submissions only ** Please note name and address changes

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DEC 12 2005
THOMSON FINANCIAL

OICF / BY: S. Min
DATE: 12/9/05



ANNUAL REPORT 2003 | SKANSKA

The year in brief

Skanska 2003



SAFE

Accident-free working environment

A safe working environment with accident-free job sites for both employees and subcontractors is a top priority at Skanska. Safety work is mainly local, but the Group has established a health and safety strategy where the vision is an accident-free working environment.



BOT paves the way

The construction of Norway's first highway project with alternative financing began in 2003. Skanska's largest-ever Norwegian highway contract includes design, construction and operation. Skanska is also part of the owner consortium.

In-service ethics training

During 2003 and onward, more than 10,000 employees in Sweden are being trained about Skanska's values and how they apply to everyday business ethics. Similar training courses related to the Company's Code of Conduct are now underway in many parts of Skanska.

This document is in all respects a translation of the Swedish original Annual Report. In the event of any differences between this translation and the Swedish original, the latter shall prevail.



Claire Hyde is the environmental coordinator at Skanska's Poletti power generation project in New York City.

A train to the plane

The JFK AirTrain – a new high-speed light rail link to John F. Kennedy Airport in New York City – has now opened for service. Skanska was responsible for designing and building the elevated railroad including tracks and stations, a contract worth SEK 7.1 billion.



AIRTRAIN



	SEK M	EUR M
Net sales	132,879	14,570
Operating income	4,532	497
Income after financial items	4,072	446
Net income per share, SEK/EUR	6.60	0.72
Return on shareholders' equity, %	19.5	19.5
Return on capital employed, %	17.1	17.1
Order bookings	121,128	13,282
Order backlog	116,401	12,834

- Net sales in 2003 amounted to SEK 133 billion.
- During the year, the Group sold commercial properties worth SEK 7.6 billion, with capital gains totaling SEK 2.4 billion. Skanska's largest-ever property transaction was completed when City-Cronan in central Stockholm was divested for SEK 2.3 billion, with a gain of SEK 1.1 billion.
- The Group's operating income amounted to SEK 4.5 billion. For the full year, the Group reported a net profit of SEK 2.8 billion. Net profit per share was SEK 6.60. The Board of Directors proposes a regular dividend of SEK 3.00 for 2003.
- During the year, Skanska intensified its work with the Code of Conduct. In addition to extensive training in business ethics and related topics, the Group also established a new job health and safety strategy.



Sazka ice hockey arena, Prague, Czech Republic

Construction and Services

Construction and Services is Skanska's largest business stream. Construction refers to building construction (both non-residential and residential) and civil construction. The business stream also includes Skanska Services, which specializes in facilities management.

Residential Project Development

This business stream develops residential projects for immediate sale. Housing units are tailored for selected customer categories. The construction assignments are carried out by Skanska's construction units in each respective market. Skanska is one of the largest residential developers in the Nordic countries and also has a sizable presence in Prague (Czech Republic) and St. Petersburg (Russia).

Commercial Project Development

The business stream initiates, develops, leases and divests commercial property projects. Its operations focus on office buildings, shopping centers and logistics properties in the Swedish cities of Stockholm and Gothenburg, the Öresund region (Malmö, Sweden- Copenhagen, Denmark), Warsaw (Poland), Prague (Czech Republic) and Budapest (Hungary). It works through two companies: Skanska Project Development Sweden and Skanska Project Development Europe.

BOT

BOT (Build Operate Transfer) specializes in identifying, developing and investing in privately financed infrastructure projects such as roads, hospitals and power generation plants. Its operations focus on creating new potential for projects in markets where Skanska has construction units.



Net sales
SEK M
145,000
120,000
95,000
70,000
45,000
20,000
-5,000
2002
2003
Operating income
SEK M
5,000
4,000
3,000
2,000
1,000
0
-1,000
2002
2003
Capital employed
SEK M
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2002
2003
Operating cash flow
SEK M
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
-2 000
2002
2003
Construction and Services
Residential Project Development
Commercial Project Development
BOT
Other eliminations



Skanska in brief

- Skanska is one of the world's leading companies in construction-related services and project development.
- Skanska's 2003 sales were SEK 133 billion.
- Operations take place in eleven "home markets".
- Skanska has 70,000 employees.



Highbridge Yard rail car service facility, New York City, U.S.A.



Business streams 32



Skanska's operations focus mainly on eleven home markets. It has construction businesses in all these markets. In the Nordic countries as well as in Poland and the Czech Republic, the Group also performs residential project development. In addition, Skanska has certain operations in other countries. Commercial project development is performed by specialized units in Sweden, Poland, the Czech Republic and Hungary. BOT operations focus on Skanska's home markets.


United States
Latin America
United Kingdom
Sweden
Finland
Norway
Denmark
Poland and Czech Republic
Hong Kong
India

Net sales by geographic area, 2003



- Sweden, 26%
- Other Nordic countries, 16%
- Other European countries, 19%
- USA, 34%
- Other markets, 5%

Comments by the President and CEO





Today we have a stronger financial position, better focus and control. Our ambition is to improve the implementation of our projects.

2003 IN REVIEW

The year 2003 was one of progress in implementing the strategy established in late 2002. We had some bumps in the road, but we also had some noteworthy success.

The most important accomplishment was the strengthening of our balance sheet. A strong financial position is a critical success factor in the construction and project development industry. We are in a much better position now, having eliminated the net debt of SEK 9,376 M we had at the beginning of 2003. At year-end, we instead had a net cash position of SEK 150 M. Net debt to equity now stands at 0.0, well within the target for year-end 2004. We also took steps that will help us meet the financial targets set forth for each of the business streams. We exited certain businesses and divested assets in others that were no longer in line with our strategic direction, thus sharpening our focus. This process will continue in 2004. During the year we reduced overhead in the business units and the corporate center in response to market conditions.

Margins in construction and services were impacted by lower earnings in the U.S. and disappointing results in the U.K. and in Russia. But construction operations in the Nordic region, led by the Sweden business unit, improved. In Central Europe, Skanska CZ (Czech Republic) continued to earn high margins. Skanska Poland showed a profit, indicating the turnaround there is succeeding. Once again, operations in Latin America showed good results in a very challenging environment.

POSITIVE TREND

In 2003 we created a business stream for residential development. The separation from construction enables this business to focus on land acquisition; product development, marketing and customer care while the construction units are responsible for the building process only. Sales and results were strong in the Czech Republic and Finland. In Sweden the slowdown in the high-end market hampered results and in Poland the market is still depressed. During the year we took steps to reduce exposure to the high-end markets, which should enhance return on capital employed going forward.

Results in the commercial development business stream were very strong as we sold SEK 7.6 billion worth of devel opment properties at a gain of SEK 2.4 billion. This again validates our ability to create value in the development of commercial property. Nearly all the sales were of properties developed during the last five years, which indicates an efficient use of the capital employed in this operation.

BOT EXPANDING

The BOT business stream continued to expand in 2003. This operation is still maturing with only three projects in operation and eight projects under construction. During the year we began two new PFI hospital projects in the U.K. requiring about SEK 240 M investment from BOT and providing in excess of SEK 9 billion in work for our construction operations. We also were selected as preferred bidder on another hospital project with a construction value that may reach SEK 13 billion.

Skanska is one of a few companies in the world with the combination of skills and financial strength to take on BOT projects. I am convinced that our skill in developing, constructing financing and managing operations of complex infrastructure projects will be very valuable in other Skanska markets as well. For example, we were pleased to be awarded the first BOT project in Norway, our largest highway project ever in Norway.

One of our important tasks in 2003 was to continue implementing the Code of Conduct. The first program was undertaken in Sweden where some 2,500 managers were trained. The process of training is now underway throughout Skanska.

In summary, we ended the year in a stronger financial position, more focused and with better control than we started.

LOOKING FORWARD

We are hopeful of continued economic recovery in our markets during 2004, which should translate into improved order bookings and sales in 2005.

Our objective in 2004 is to stick with our strategy established in 2002. We want to continue to improve performance, particularly in construction and residential development, while retaining a strong financial position. Margins, return on capital employed and cash flow are the focus of our managers at both the Group and business unit level. Future growth will come with better economic conditions in our home markets.

FOCUS ON LEADERSHIP

Continued improvement is based on talent management, risk management and customer focus. Developing capable project personnel as well as future leaders is given high priority. Senior management devotes a great deal of time to evaluating our managers and matching skills with job requirements.

Controlling risk is fundamental in construction and project development. We have effective processes in place for exposing and mitigating risk. But it takes good people to execute, thus the importance of leadership development. Also embedded in risk management is our drive to be a leader in safety, environmental responsibility and business ethics. All of these qualities reduce risk and enhance the Skanska brand.

Finally, we continue to strive to better serve the needs of our customers. Customer satisfaction begins with performance, which in turn leads to good relationships, repeat business and profitability. Our ambition is also to increase our value to the customer by providing more services. This is why our skills in design/build, BOT, project development and facilities services are so important. As the demands of customers change we want Skanska to be their first choice.

Stockholm, March 2004



STUART E. GRAHAM
President and CEO

Mission, vision and goals

Skanska shall be the leading and most profitable company in construction, project development and facilities management in selected home markets. Its projects, which are the core of its operations, generate customer and shareholder value.

Mission

Skanska's mission is to develop, build and maintain the physical environment for living, traveling and working.



George Washington Bridge, USA

Vision

Skanska shall be a world leader – the customer's first choice – in construction-related services and project development.



Asker Cultural Center, Asker, Norway

Goals

- **To be number 1 or 2 in terms of size and profitability in all the home markets of its construction business units.**
- **To be the leading project developer in selected countries and in selected product areas such as residential, office, retail and selected types of BOT projects.**
- **To have a value-enhancing facilities management business.**



Charles M. Poletti Generating Station, New York Cit

Skanska's overall goal is to generate customer and shareholder value in well-implemented and profitable projects.

These projects are the core of the Company's operations and their implementation is crucial to both profitability and customer satisfaction.

Skanska shall

- Be number 1 or 2 in terms of size and profitability in each home market
- Be the leading project developer in selected countries and specific product areas
- Have a value-enhancing facilities management business

Being a market leader provides competitive advantages. It improves the chances of winning large, complex projects and contracts for major international customers.

The Company's capabilities are best utilized in large, complex projects where quality, comprehensive solutions and life-cycle costs are more important than price.



U.S. Route 50, Colorado, U.S.A

More secure margins

Skanska earns the largest return from complicated projects – in terms of payment for risk-taking, more secure margins and repeat customers. In addition, only a few companies can compete for these demanding contracts.

The Company's capabilities are best utilized in large, complex projects where quality, comprehensive solutions and life-cycle costs are more important than price. Skanska can offer customers its collective knowledge and services throughout the value chain – from concept and design to construction and services. The larger and more far-reaching Skanska's responsibility is, the more favorable is the potential for optimizing processes and solutions in projects. This is a very important factor in achieving efficiency in design and construction as well as operation and maintenance.

Well-defined markets

In Commercial Project Development, Skanska focuses on well-defined markets – Stockholm, Gothenburg, the Öresund region, Budapest, Warsaw and Prague – and product areas, mainly such commercial space as offices as well as shopping and logistics centers.

Skanska's BOT and Services (facilities management) business should take advantage of Group know-how and financial strength to expand in markets where Skanska has construction operations.

Skanska's business streams have varying capital requirements, but overall capital employed should not be larger than necessary to pursue its operations according to the agreed strategy. An established operating margin target serves as a management tool and a yardstick of efficiency in Construction and Services. Project development work is measured against targeted return on capital employed.

Sound, sustainable operations

Skanska's operations must be sound and sustainable in the long term. The Group is responsible for ensuring that all operations comply with laws and regulations, while respecting human rights and meeting environmental and health and safety standards. Skanska may choose to abstain from assignments that might jeopardize these values in any way.

A long-term approach should also be reflected in the way Skanska works with its customers. Achieving mutually value-generating customer relationships requires confidence and trust. This is built up through well-implemented projects and cooperation, characterized by flexibility and openness to new ideas. Issues that arise should be resolved by consensus. This also applies to Skanska's relations with its employees, public agencies and other organizations.

Organization

Skanska is a global Group that operates in selected local "home markets", currently eleven in number. In order to benefit optimally from its collective global competence and its local roots, Skanska has established a strategy of being both a decentralized and an integrated Group.

The Group's organizational structure is based on understanding that all construction is local. Knowledge of local rules and conditions is a prerequisite for success. In addition the work force, subcontractors and customers are often local. For these reasons, operational responsibility is decentralized to Skanska's local business units in its home markets.

At the same time, these business units are integrated under the Skanska brand by common values, management and control functions. In order to support its strategic focus on selected home markets, Skanska takes initiatives to strengthen and improve the expertise and competitiveness of its local units. Overall, Skanska's brand, financial strength and collective competence add value to these business units.

Safeguarding the brand

Examples of common management tools initiated to increase and safeguard the value of the brand and the Group's financial strength are the Code of Conduct – which covers such areas as ethics, environment and employee relations – programs for evaluating managers and structured processes of risk analysis and approval.

Senior Executive Team and Group staff units

The Skanska Group's top management body, the Senior Executive Team, has overall responsibility for directing the business units and implementing guidelines and strategies established by the Board of Directors. The Senior Executive Team includes the President and Chief Executive Officer, the Chief Financial Officer and three Executive Vice Presidents, each with responsibility for a number of business units as well as one or more staff units. The Senior Vice President Human Resources is also a member of the Senior Executive Team.

The Senior Executive Team focuses on strategic matters – the earnings of the business units, recruitment and talent management of leading individual, capital allocation and risk management. One of its high-priority tasks is to create the conditions for value-generating transfers of experience between business units.

The Group staff units are Communications, Controlling, Corporate Finance, Human Resources, Information Technology, Investor Relations, Legal Affairs, Reporting and Sustainability. The Group's service unit Skanska Financial Services is responsible for financial asset management as well as for company and project funding.

During 2003 the American residential project development business unit was divested. In addition, Skanska divested or discontinued its small construction operations in Latvia, Lithuania and Hungary.

Changes in 2004

At the beginning of 2004, Skanska's Russian operations, concentrated in Moscow and St. Petersburg, were transferred from the Finnish-based Skanska Oy business unit to the Skanska International business unit. The same applies to the Skanska Cementation India, Skanska Cementation Mining and Skanska Whessoe units, which were moved from Skanska UK to Skanska International.

During the year, the Latin American business unit was renamed Skanska Latin America (formerly Sade Skanska). Beginning in 2004 the Norwegian business unit is operating under the name Skanska Norway (formerly Selmer Skanska).


Group staff units
Senior Executive Team
Skanska Financial Services
Construction and Services
Residential Project Development
Commercial Project Development
BOT
Skanska Sweden
Skanska Norway
Skanska Denmark
Skanska Oy
Skanska Poland
Skanska Czech Republic
Skanska UK
Skanska USA Building
Skanska USA Civil
Skanska Latin America
Skanska International
Skanska Services
Skanska Project Development Sweden
Skanska Project Development Europe
Skanska BOT

Skanska's 15 business units, depicted above in gray, are active in four different business streams. Five of the Business Units have operations in both Construction and Services and Residential Project Development.

Financial targets and their fulfillment

Late in 2002, Skanska's Board of Directors established financial targets for the Group's four business streams and for the Group as a whole. Increased operational efficiency and more efficient use of capital are key concepts in running and evaluating the operations.

Increase the operational efficiency

- Improve the evaluation and pricing of risks in the tender stage
- Raise productivity at the project level
- Reduce selling and administrative expenses as a percentage of revenues

Increase the capital efficiency

- Reduce capital employed in completed commercial properties
- Increase the turnover rate in commercial and residential project development
- Practice strict allocation of capital based on risk level and return

Targets for the Group's capital allocation among the four business streams at the end of 2004 were also established in December 2002. Likewise, targets for the capital structure by business stream, i.e. funding of capital employed from shareholders' equity and interest-bearing debt, were established.

Skanska estimated that the overall capital employed by the Group could be reduced to SEK 30 billion, while providing a sufficiently large capital base to retain – or in some cases increase – business volume.

Beyond this, capital could be freed up by means of divestments or cutbacks in businesses and operations that, in the long run, were not expected to live up to the Group's strategy and return targets.

Operating margin

In 2003, the operating margin in Construction amounted to 1.4 percent. The objective is that this operating margin shall exceed 2.5 percent.

Operating margin is an important yardstick of efficiency in Construction and Services. The optimal level may vary, depending on the market and what type of business is being carried out. Each unit has set a target for this. The consolidated operating margin may vary over time, depending on the allocation between civil and building construction, respectively.

Operating margin is a meaningful yardstick only in Construction and Services. For Project Development and BOT, return on capital employed is the relevant performance measurement.

Return on capital employed

The objective of Construction and Services is to achieve a return on capital employed of at least 25 percent and have a capital turnover rate of at least 10.

The objective of Residential Project Development is a return on capital employed of at least 14 percent.

The corresponding objective for Commercial Project Development is at least 15 percent. This target also includes annual changes in the value of the completed property portfolio and accrued development gain.

Average return on capital in BOT shall be 16 percent. This refers to return, including annual permanent change in value, on the capital invested by Skanska, i.e. shareholders' equity and subordinated debt. The return is an overall figure for the current project portfolio, in which British PFI projects produce a lower return. Because the British government guarantees the operating revenues, the risk profile in these projects is more limited than for those concessions where compensation is based on the degree of utilization.

Capital structure

The Group's capital structure – the allocation between shareholders' equity and interest-bearing liabilities – is a function of capital allocation to various businesses and their debt capacity. Skanska must have a very good financial position that meets the requirements of the credit, performance bonding and stock markets. As the Group divests assets and businesses, its mortgageable assets and indebtedness will decrease and cash flow can be used to reduce debt. In order for the Skanska Group to be regarded as having a good financial position, net debt as a ratio of visible shareholders' equity (the debt/equity ratio) should be in the 0.1–0.3 range. This should be viewed in light of the ambition to have a credit rating of BBB+/BBB. Today Skanska has not applied for an official credit rating.

Financial targets and their fulfillment by business stream

	Construction and Services		Residential Project Development		Commercial Project Development		BOT		Group	
	Target	2003	Target	2003	Target	2003	Target	2003	Target	2003
Capital employed, SEK bn	16.0[1]	9.5	3.0	2.9	8.0	9.5	3.0	1.2	30.0	24.5
Return on capital employed, %[2]	25	16	14	8	–	25	–	4	–	17
Return on capital employed, %[3]	25	16	14	8	15	6	16	10	16	9
Operating margin, %	≥2.5	1.4	–	–	–	–	–	–	–	
Debt/equity ratio	–	–							0.1–0.3	0.0
Return on equity, %	–	–	–	–	–	–	–	–	16	20

1 Including SEK 1 billion in Services
2 In accordance with the financial statements
3 In accordance with the definition of financial targets, including change of value in commercial properties and BOT portfolio

Business streams



Construction and Services

Construction and Services is Skanska's largest business stream. Construction refers to building construction (both non-residential and residential) and civil construction. The business stream also includes Skanska Services, which specializes in facilities management.

SEK M	Change	2003	2002
Net sales	-11%	121,602	136,361
Operating income	173%	1,685	618
Capital employed	-30%	9,529	13,540
Operating cash flow	81%	3,301	1,821

Residential Project Development

This business stream develops residential projects for immediate sale. Housing units are tailored for selected customer categories. The construction assignments are carried out by Skanska's construction units in each respective market. Skanska is one of the largest residential developers in the Nordic countries and also has a sizable presence in Prague (Czech Republic) and St. Petersburg (Russia).

SEK M	Change	2003	2002
Net sales	-14%	6,334	7,333
Operating income	-21%	298	377
Capital employed	-41%	2,931	4,977
Operating cash flow	-38%	970	1,562

Commercial Project Development

The business stream initiates, develops, leases and divests commercial property projects. Its project development operations focus on office buildings, shopping centers and logistics properties in the Swedish cities of Stockholm and Gothenburg, in the Öresund region (Malmö, Sweden–Copenhagen, Denmark), Warsaw (Poland), Prague (Czech Republic) and Budapest (Hungary). It works through two companies: Skanska Project Development Sweden and Skanska Project Development Europe.

SEK M	Change	2003	2002
Net sales	300%	8,861	2,214
Operating income	192%	3,061	1,049
Capital employed	-27%	9,459	13,039
Operating cash flow	710%	7,110	878

BOT

BOT (Build Operate Transfer) specializes in identifying, developing and investing in privately financed infrastructure projects such as roads, hospitals and power generation plants. Its operations focus on creating new potential for projects in markets where Skanska has construction units.

SEK M	MSEK	2003	2002
Net sales	129%	87	38
Operating income	n.a.	27	-41
Capital employed	19%	1,243	1,044
Operating cash flow	n.a.	-172	-617

Skanska's home markets

USD	GDP/ Capita	Construction/ Capita	Construction, % of GDP
United States	38,255	3,219	8.4
Sweden	31,636	3,145	9.9
United Kingdom	29,833	2,278	8.0
Norway	48,258	3,777	7.8
Finland	30,960	3,282	10.6
Czech Republic	8,246	801	10.7
Denmark	39,064	4,212	11.2
Poland	5,253	372	7.1
Hong Kong	20,973	1,085	4.8
Argentina	13, 014	651	5.0
India	48	3	5.2

Sources: Swedish Construction Federation, United Nations, Swedish Institute of International Affairs

***The largest global construction companies*[1]**
Total sales 2002

Company	Country	USD bn
Vinci	France	16.6
Bouygues	France	15.2
Skanska AB	Sweden	14.0
Hochtief AG	Germany	12.0
Bechtel	United States	9.7
Fluor Corp.	United States	7.8
Centex, Dallas	United States	7.1
China State Const. Engineering Corp.	China	6.4
Grupo Dragados,	Spain	6.2
China Railway Engineering Corp.	China	5.7

1 Excluding Japanese construction companies
Source: Engineering News Record

Consolidated

SEK M	Change	2003	2002
Net sales	-6%	132,879	142,033
Operating income	362%	4,532	981
Capital employed	-23%	24,460	31,640
Operating cash flow	253%	11,317	3,206

Construction and Services

Construction and Services is Skanska's largest business stream. It includes building and civil construction, as well as services related to the operation and maintenance of properties. Non-residential building construction accounts for 56 percent, civil construction 35 percent, residential construction 5 percent and service 4 percent of order backlog for the business stream.



Swiss Re office building, London, United Kingdom

SEK M	Change	2003	2002
Net sales	-11%	121,602	136,361
Operating income	173%	1,685	618
Operating margin, %	0.9	1.4	0.5
Capital employed	-30%	9,529	13,540
Return on capital employed, %[1]	2.5	16.3	13.8
Operating cash flow	81%	3,301	1,821
Order bookings	-9%	120,562	132,889
Order backlog	-14%	116,303	135,079

1 Calculated on the basis of operating income before lump-sum writedown of acquisition goodwill and tangible fixed assets.

Order backlog, SEK 116 bn


Duration
Operation
Construction in 2004 62%
Construction 2005– 38%
Civil construction, 35%
Building construction, 56%
Residential construction, 5%
Services, 4%

Construction includes non-residential building and civil construction, as well as residential construction (development of residential projects is done in the business stream Residential Project Development). Non-residential building construction is traditionally characterized by high capital turnover, limited capital employed and low margins.

Civil construction consists primarily of infrastructure projects. These projects are usually ongoing for a longer period, have a different risk profile and are more capital-intensive. This justifies a somewhat higher margin.

Broad array of value-adding services

By offering value-adding services and know-how, Skanska achieves higher margins. Both in non-residential building and civil construction, there is an increasing proportion of design-build contracts, in which Skanska is responsible for both design and implementation.

Because of its global presence, Skanska can follow key customers that operate in more than one of its home markets, such as IKEA and Pfizer.

As needed, Skanska Financial Services can assist the customer in arranging the financing. Through the operations of Skanska Services units, contracting assignments in the Nordic countries can also be extended to cover operation and maintenance of completed projects.

The business of Skanska Services, known as facilities management (FM), is a matter of developing and delivering services that companies and the public sector need to back up their core operations. This includes a broad spectrum of services related to workplace, property and production-related support and maintenance. Aside from assuming responsibility for these services, the mission includes improving its services and systematically reducing costs to the customer.

Companies often lack the resources to manage and improve their internal FM operations, since their focus is on core operations. Skanska Services – which specializes in developing FM solutions – has well-tested working methods, customized support systems and large purchasing volume, creating creates efficiencies and synergies that benefit the customer.

Transfers of expertise

The Skanska Group's collective expertise is also utilized across national boundaries and between different business units. For example, Nordic employees with experience from major bridge projects are participating in Skanska's Cooper River bridge project in South Carolina. By taking advantage of special expertise at Skanska UK, Skanska Poland was able to land a contract to build Zlote Tarasy, Poland's largest building construction project.

A higher degree of industrialization and standardization are other steps for improving profitability. Skanska's Nordic and Central European business units are also working together to achieve economies of scale through coordinated purchasing.

Construction and Services account for about 90 percent of the Group's total sales and 40 percent of capital employed.

Markets

Sweden

SEK M	Change	2003	2002
Net sales	–2%	23,680	24,092
Operating income	13%	495	437
Capital employed	–47%	1,027	1,946
Return on capital employed, %	25.3	36.6	11.3
Order bookings	–7%	22,694	24,352
Order backlog	–5%	13,797	14,535

Operations focus on construction of commercial and residential buildings as well as infrastructure. During 2003, the market was characterized by weak demand, especially for commercial space in Stockholm and Gothenburg.

An assignment worth SEK 1.3 billion to build part of the Botniabanan railroad in northern Sweden was the largest new contract of the year.

Skanska Sweden adapted its organization to the shrinking market by means of restructuring and employee cutbacks.

During 2004, the Swedish construction market is expected to remain weak, especially the commercial space market. The government's infrastructure programs may soften the downturn in the near future.

Norway

SEK M	Change	2003	2002
Net sales	2%	8,223	8,040
Operating income	n.a.	25	–16
Capital employed	–37%	1,777	2,843
Return on capital employed, %	2.5	2.8	0.3
Order bookings	4%	9,165	8,812
Order backlog	–7%	5,690	6,116

Operations focus on construction of commercial and residential buildings as well as infrastructure. During 2003, the market was characterized by weak demand, especially for commercial space in Oslo.

Work began on Norway's first alternatively financed highway project. The contract, worth SEK 1.6 billion, is Skanska's largest-ever Norwegian highway assignment. The organizational structure was adapted to the weak market. Operations are now being gathered under the Skanska Norway brand.

The construction market is expected to remain stable during 2004, and some early signs of economic recovery are already discernible.

Denmark

SEK M	Change	2003	2002
Net sales	–23%	3,430	4,462
Operating income	n.a.	–37	–232
Capital employed	–75%	56	225
Return on capital employed, %	n.a.	69.6	–48.4
Order bookings	–17%	3,608	4,341
Order backlog	14%	1,999	1,761

Operations focus on construction of commercial and residential buildings as well as infrastructure. The market for commercial space weakened further during 2003.

Efforts to adapt the organization to a lower level of activity continued. The number of white-collar employees was halved during the past two years. Asphalt operations were transferred to Skanska Sweden. The number of loss-making projects was reduced, but earnings were pulled down by some old, still uncompleted projects.

The market will remain weak during 2004.


Sweden

Clarion Hotel built on air

Stockholm's newest and largest hotel was built on air – over a major traffic artery. The nine-story hotel rests on a deck above the Söderleden highway. The 26,000 sq. m (280,000 sq. ft.) Clarion Hotel Stockholm on Ringvägen on the city's south side has 532 hotel rooms, a banquet hall, 13 conference rooms, seven group rooms, two bars, a restaurant and a Relax area. The contract value was SEK 450 M.


United Kingdom

Swiss Re new landmark in London

The silhouette of London has changed. That rounded tower rising 180 m (591 ft.) into the sky is the new headquarters of reinsurance company Swiss Re. Located at 30, St. Mary's Axe, the building is Skanska's largest project to date in the City of London. The contract was worth SEK 1.8 billion. The 40-story glass-covered skyscraper is supported by a 11,000 metric ton steel frame.


Poland

The Golden Terraces

In the heart of Warsaw, near the Palace of Culture and Central Station, the Golden Terraces – Zlote Tarasy – are now emerging. This is the largest ongoing building project in Poland and one of the largest in Europe. The new shopping, entertainment, office and parking complex, about 226,000 sq. m (2.43 million sq. ft) in size, opens late in 2005. Its design is futuristic, with a billowing 10,000 sq. m glass roof as its most spectacular feature. The contract is worth more than SEK 1.8 billion. The client is the Dutch ING Group.

Finland och Eastern Europe

SEK M	Change	2003	2002
Net sales	0%	8,923	8,901
Operating income	n.a.	-5	-52
Capital employed	-43%	739	1,287
Return on capital employed, %	2.1	0.0	-2.1
Order bookings	7%	9,873	9,193
Order backlog	11%	6,202	5,564

Operations focus on construction of commercial and residential buildings as well as infrastructure. The Finnish market was weak, while the Estonian market showed strong growth.

The largest new contract in Finland during 2003 was Sello Shopping Center, worth SEK 1.4 billion, of which Skanska has half.

The Finnish commercial space market will remain weak in 2004. The civil construction market may improve due to government spending on nuclear power. The Estonian market is projected to develop favorably, driven by EU accession in May. Effective from 2004, Russian operations have been transferred to the Skanska International business unit.

United Kingdom

SEK M	Change	2003	2002
Net sales	-11%	14,167	15,993
Operating income	n.a.	-14	240
Capital employed	-73%	528	1,930
Return on capital employed, %	-12.6	5.8	18.4
Order bookings	-16%	13,209	15,637
Order backlog	-12%	16,212	18,417

Operations focus mainly on construction of public buildings for hospitals, government agencies and others, as well as infrastructure and installation projects.

The private finance initiative (PFI) sector continues its strong growth. For example, Skanska began work on a major hospital project in Derby. A preferred bidder agreement was also signed for major upgrades of two London hospitals, which may become Skanska's largest single construction project to date. During 2003, the new Swiss Re headquarters building was completed; the 180 m (591 ft.) tower is a new London landmark. The largest new civil contract of the year, worth SEK 1 billion, was for expansion of a gasworks.

The British construction market is not expected to grow during 2004.

Poland

SEK M	Change	2003	2002
Net sales	-25%	3,546	4,754
Operating income	n.a.	90	-107
Capital employed	-51%	421	865
Return on capital employed, %	n.a.	13.0	-4.8
Order bookings	-37%	3,144	5,003
Order backlog	-30%	2,730	3,917

Operations focus on commercial building construction and infrastructure. During 2003, the market remained weak but the decline of the preceeding years slowed.

Efforts continued to adapt operations and the organizational structure to the weak market, among other things through employee cutbacks. Operations were gathered under the Skanska Poland brand, and discontinuation of non-core businesses continued.

There are certain signs of improvement in the commercial space market in 2004, but civil construction is expected to remain stable. EU accession is not expected to have an immediate impact during the year.




United States
United States

Ready for Hockey World Cup

The 2004 World Cup of Hockey will be decided at a new Skanska-built arena in Prague. Sazka Arena is the Czech Republic's largest construction project. And one of the fastest. In 16 months, the 140,000 sq. m (1.5 million sq. ft.) arena was built. It features a 135 m (443 ft.) roof span and 38 m (125 ft.) of free space above the ice. It accommodates 17,900 hockey fans, including VIP skyboxes, and has four restaurants. Next to the main arena is a training facility. After the Hockey World Cup – its opening event – about 200 arrangements, concerts and shows a year are planned.

For artificial intelligence

The Ray & Maria Stata Center at the prestigious Massachusetts Institute of Technology (MIT), in Cambridge, MA, is being built right now by Skanska. The new 66,000 sq. m (713,000 sq. ft.) structure, designed by Gehry Partners, will house the computer science laboratory in the William H. Gates Tower. The center also contain the Artificial Intelligence Lab and the Laboratory for Decision System as well as the Department of Linguistics and Philosophy.

Environmentally sound transit terminal

The modernization of the St. George Ferry Terminal on Staten Island, New York, is underway with the least possible disruption to 80,000 daily passengers between Staten Island and lower Manhattan. The entire 18,000 sq. m (190,000 sq. ft.) facility is being upgraded into America's first LEED-certified intermodal transit center, featuring energy-saving and other "green" technologies. A 12-meter (40 ft.) high glass wall facing New York harbor ensure a light, spacious atmosphere. The terminal will also house offices and stores.

Czech Republic

SEK M	Change	2003	2002
Net sales	12%	7,654	6 831
Operating income	5%	340	325
Capital employed	9%	1,508	1 386
Return on capital employed, %	1.8	20.2	18.4
Order bookings	-9%	8,816	9,671
Order backlog	-12%	7,426	8,467

Operations focus on construction of commercial and residential buildings as well as infrastructure. The market continued to show strong demand, both in the building and civil construction sectors.

Expansion of Prague's international airport; a new headquarters for the largest Czech bank, CSOB; and the Sazka ice hockey arena were the three largest new contracts in 2003. Expertise in underground construction was strengthened by acquisition of a Slovakian specialist company.

The Czech and Slovakian markets are expected to continue their positive growth, among other things supported by the two countries' EU accession.

USA Civil

SEK M	Change	2003	2002
Net sales	15%	15,221	13,293
Operating income	-39%	522	856
Capital employed	-6%	1,663	1,765
Return on capital employed, %	-38.9	31.0	69.9
Order bookings	-15%	12,567	14,791
Order backlog	-22%	17,405	22,252

Operations focus on construction of transportation infrastructure and facilities for power generation, water and wastewater treatment in the most heavily populated regions of the eastern United States, Colorado and California.

During 2003, the market slowed. Late in the year, the JFK AirTrain high-speed light rail system opened – the second design/build contract of this type that Skanska has completed in New York. The year's income was adversely affected by losses in the recently acquired California unit, Yeager Skanska, and lower earnings in the power generation sector.

Spending by states on road and rail construction will be limited during 2004. But the civil construction market is expected to expand within the foreseeable future due to the new federal transportation infrastructure program and special investment programs in lower Manhattan.

USA Building

SEK M	Change	2003	2002
Net sales	-29%	30,240	42,730
Operating income	-98%	11	539
Capital employed	-44%	404	718
Return on capital employed, %	-66.7	4.3	71.0
Order bookings	-9%	32,178	35,260
Order backlog	-16%	38,055	45,490

Operations focus on commercial building construction throughout the United States. Most of the customer base is among companies in the pharmaceutical, biotechnology, healthcare, high technology and educational sectors, as well as public organizations and agencies. The market weakened during 2003.

Earnings were pulled down by losses in fixed-price contracts in the former Beers Skanska unit. This unit was transferred to Skanska USA Building. New contracts of this type are longer being signed.

In 2004, the market is expected to remain weak, among other things because manufacturing is moving to low-cost countries. Continued U.S. economic growth may lead to higher capital spending in the private sphere during the second half at the earliest.


Services

Every service except medical care

Skanska's facilities management unit has begun its first major service contract with the Swedish public sector, delivering a package of services to hospitals in Norrköping, Linköping and Finspång. The four-year contract with the Östergötland County Council is worth SEK 500 M. Skanska's responsibilities include cleaning, security, kitchens and restaurants, repro and a central depot: in other words, almost every service except actual medical care.


Argentina

Keeping the gas flowing

Winter can be severe in southern Argentina. Without gas, both industry and households grind to a halt. The energy company YPF (Repsol Group-Spain) quickly needed to triple the capacity of its gas production plant at the Loma La Lata field, north of Patagonia. Daily capacity had to be expanded to 15 million cubic meters by the Argentine winter in mid-2003. Skanska promised to do this, and delivered. Gas production started in early June, after the original timetable had been shortened by 25 percent.


Services

Serving biotechnology

The biotechnology company Amersham Biosciences is a world leader in integrated systems and solutions for pharmaceutical development, research and manufacture. Hygiene, precision and reliability are essential in this business. This is where Skanska comes in. Skanska Services has a three-year contract to develop and deliver FM services at the company's Uppsala, Sweden plant, including responsibility for laboratory support through warehousing, purchasing and administration of supplies and chemicals.

Latin America

SEK M	Change	2003	2002
Net sales	-6%	2,142	2,277
Operating income	-34%	119	179
Capital employed	21%	375	309
Return on capital employed, %	-12.2	27.8	40.0
Order bookings	14%	2,401	2,103
Order backlog	2%	2,087	2,040

Operations focus on the construction of infrastructure as well as construction and related services in the energy sector, mainly the oil and gas industry. Most work is concentrated in Argentina, Brazil, Chile, Mexico and Peru.

Latin American operations reported another successful year, despite economic and political unrest in some markets. The weaker American dollar pulled down sales figures. But margins, order backlog and capital utilization showed growth. Two new projects for the petrochemical industry in Brazil signified an important step into this strategically attractive market.

In 2004, positive growth is expected in the company's key areas, driven by increased demand in Argentina, Brazil, Chile and Mexico.

Hong Kong

SEK M	Change	2003	2002
Operating income	-63%	34	91
Capital employed	-23%	507	662
Return on capital emplyed, %	-1.8	5.8	8.4

Operations focus on building and civil construction, with foundation work as a specialty. The half-owned unit Gammon Skanska also has operations in southern China, Shanghai and Beijing as well as Singapore and Bangkok. Gammon Skanska is consolidated according to the equity method. Net sales, order bookings and order backlog are thus not reported.

The unit's market-leading position in environment, safety and employee health and safety provides competitive advantages. Successful building and foundation contracts in Hong Kong were the basis for its earnings.

The Chinese economy, with eight to nine percent annual growth, has driven the recovery in Asian markets. During the year, Gammon Skanska secured two new contracts for the new highway connection to China, the Hong Kong-Shenzhen Western Corridor and Deep Bay Link. Construction at the Hong Kong Disney Theme Park also resulted in several new contracts.

The market is expected to continue growing, with China as the engine.

India

SEK M	Change	2002	2001
Net sales	50%	986	657
Operating income	-71%	7	24
Capital employed	77%	334	189
Return on capital employed, %	-11.6	2.5	14.1
Order bookings	-80%	175	884
Order backlog	-51%	980	1,997

Operations focus on civil construction, especially marine structures such as harbors, wharfs and piers but also large highway projects. Sales and order bookings developed favorably during the year, but increased competition resulted in weaker profitability. Among major ongoing projects is the Seabird harbor project for the Defense Ministry.

The market is expected to show continued growth in segments where Skanska is active.

International Projects

SEK M	Change	2003	2002
Net sales	-35%	1,189	1,840
Operating income	n.a.	-34	-120
Capital employed	44%	341	237
Return on capital emplyed, %	n.a.	-34,4	-154,6
Order bookings	211%	528	170
Order backlog	-38%	1,333	2,137

As one element of Skanska's strategic concentration on its home markets, project export operations have been discontinued. Operations are now focusing on successfully completing the eight ongoing projects. The expertise and experience of the unit's employees in managing large, complicated projects will be utilized in Skanska's home markets.

Effective from 2004, the operations of Skanska Cementation India are being transferred to Skanska International, along with those of Skanska Russia, Skanska Whessoe and Skanska Cementation Mining.

Services

SEK M	Change	2003	2002
Net sales	-12%	2,201	2,491
Operating income	33%	132	99
Capital employed	n.a.	-69	16
Return on capital employed, %	n.a.	>100	53.2
Order bookings	-18%	2,204	2,672
Order backlog	0%	2,387	2,386

Operations focus on developing and delivering a broad array of workplace- and property-related services as well as production services and maintenance. Most operations take place in the Nordic countries.

During 2003, Skanska Services signed its first facilities management (FM) contract in the public sector, covering three hospitals in Sweden. Margins and capital efficiency remained good in the unit even though growth was adversely affected by cutbacks in the manufacturing sector.

The continued interest in outsourcing of FM, both in the private and public sector, is expected to generate new business opportunities. Skanska Services is expected to have major potential for expanding its operations.

Residential Project Development

Skanska is one of the largest residential developers in the Nordic countries. Residential project development occurs exclusively in several of the selected markets where Skanska has a permanent presence: in Sweden, Norway and Finland – primarily in the major metropolitan regions – as well as in the Czech Republic and in St. Petersburg, Russia.



The Marjánka residential project, Prague, Czech Republic

SEK M	2003	2002
Net sales	6,334	7,333
Operating income	298	377
Operating margin, %	4.7	5.1
Investments	-3,773	-4,741
Divestments	4,584	5,420
Operating cash flow	970	1,562
Capital emplyed	2,931	4,977
Return on capital employed, %	7.5	8.0



Skanska develops residential projects in Sweden, Norway and Finland – primarily in the major metropolitan regions – as well as in the Czech Republic and St. Petersburg, Russia. Skanska Finland also develops housing in Estonia. (In 2003, the U.S. residential development company Spectrum Skanska was divested.)

At the end of 2003, Skanska had a total of about 6,100 residential units under construction, with an estimated sales value of SEK 12 billion. At year-end, 71 percent were sold. On the same date, there were 465 completed but unsold residential units. A large proportion of these had been planned in Poland before the economic crisis year of 2001, but there were also about 150 unsold units in the high-end housing segment in Sweden.

Plan and sell

Residential development follows a strict line – plan, sell and manage construction. Development and sale of projects is implemented by separate project development units. These units do not carry out construction work on their own, but instead buy contracting services from Skanska's construction units in each respective market.

Housing is constructed for immediate sale. The period from the start of sales to project completion may vary from eight months up to three years, but is preceded by land purchase and permit matters.

In Sweden and Finland, sales largely occur via the establishment of new cooperative housing associations and housing corporations, respectively.

Minimizing risks

To minimize risks, Skanska's ambition is to have sold or reserved a certain percentage of residential units before construction begins. Residential development depends on the supply of suitable land. In Sweden, Skanska now has about 10,000 residential building rights, of which about 4,000 are ready for groundbreaking. In all, including other markets, Skanska has about 21,000 building rights. It has additional options on another 6,200 building rights. To enable the Group to reduce its capital employed, all building rights are inventoried regularly. Land and building rights not deemed attractive for development should be divested.

Residential Project Development, number of units

	Under construction	Of which sold, %	Of which unsold	Unused building rights	Options
Sweden	1,262	79	153	10,428	1,357
Norway	614	78	41	2,242	794
Denmark	61	89	18	12	487
Finland	1,743	73	33	3,648	3,430
Estonia	245	63	–	340	–
Poland	19	89	195	575	–
Czech Republic	943	69	18	2,882	100
Russia	1,254	57	7	483	–
Total	**6,141**	**71**	**465**	**20,610**	**6,168**

Markets

Sweden

SEK M	Change	2003	2002
Net sales	-2%	2,415	2,469
Operating income	-21%	15	19
Capital employed	-32%	735	1,076
Return on capital employed, %	-3.1	1.5	4.6

Operations focus on developing and selling residential units.

During 2003, sales developed favorably and the number of unsold units declined more than forecasted. The percentage of pre-ordered/sold units rose. The exception is higher price categories, where most of the unsold units are found.

Demand for high-end housing is expected to remain weak, and new projects are focusing entirely on medium and lower price segments.

Norway

SEK M	Change	2003	2002
Net sales	-8%	1,024	1,109
Operating income	-25%	83	111
Capital employed	-24%	823	1,086
Return on capital employed, %	-3.2	8.9	12.1

Operations focus on developing and selling residential units.

During the second half of 2003, low interest rates stimulated sales.

Demand is expected to be stable during 2004, with rising prices.

Denmark

SEK M	Change	2003	2002
Net sales	-20%	313	391
Operating income	79%	61	34
Capital employed	-35%	313	483
Return on capital employed, %	9.8	17.0	7.2

During 2003, Skanska decided that residential development operations in Denmark would be discontinued. No new residential projects are being started after those in progress have been completed. At year-end, 61 units were still under construction, of which 54 had been sold.

Finland and Eastern Europe

SEK M	Change	2003	2002
Net sales	5%	1,663	1,578
Operating income	3%	73	71
Capital employed	2%	772	754
Return on capital employed, %	2,0	9.5	7.5

Operations focus on developing and selling residential units in Finland and Estonia and in the St. Petersburg area of Russia. Russian operations were transferred to Skanska International in the beginning of 2004.

The year was characterized by strong demand, driven by low interest rates and rising purchasing power, which is expected to continue during 2004 as well. Nor is any slowdown in price increases expected during the year.

Poland

SEK M	Change	2003	2002
Net sales	-17%	159	191
Operating income	n.a.	-26	-15
Capital employed	-45%	158	288
Return on capital employed, %	n.a.	-12.2	-6.9

Operations are now focusing on selling residential units that were completed in recent years.

The difficult market situation of the past few years eased somewhat and sales improved. However, 195 unsold units remain and 19 are under construction. The market is expected to remain weak, and new projects are not planned during 2004.

Czech Republic

SEK M	Change	2003	2002
Net sales	48%	517	350
Operating income	114%	79	37
Capital employed	-18%	130	158
Return on capital employed, %	36.0	64.5	28.5

Operations focus on developing and selling residential units.

The positive market trend continued during 2003, driven by favorable borrowing opportunities and interest rates.

Demand is expected to remain good during 2004. Price increases appear likely to begin slowing.



Sweden
Czech Republic
BoKlok

Parking garage is now apartments

The multi-story parking garage called the Elephant is dead. Long live the new apartment house.

Skanska's transformation of this city-block sized structure created 150 new apartments in central Stockholm. These housing units brought back a little life to a downtown area that is otherwise deserted after office hours.

Elefanten (the Elephant) is now a modern oasis in the heart of the city. Urban noise has been effectively shut out. In the central courtyard, built above a traffic tunnel, magnolias and ivy are growing.

Sold out in Prague

Marjánka is one of Skanska's latest residential projects in Prague. After the third phase, apartment now surround a calm courtyard that is an inviting place to meet. Excellently located, Marjánka is close to several streetcar lines and to Prague Castle. The apartments feature wooden floors, balconies and garage spaces. The block also has neighborhood stores at street level. For those who want a fireplace, it is optional. The 140 apartments sold out quickly. Skanska CZ's Jitka Kumičáková looks pleased about having completed another residential project.

BoKlok demand doubles

BoKlok ("Live Smart"), a joint low-cost apartment concept devised by Skanska and the IKEA home furnishings group, is in growing demand. During 2003, Skanska received orders for about 420 apartments, nearly double the number in 2002. BoKlok apartments offer high housing quality at an attractive price. A high degree of prefabrication makes it possible to erect a two-story building containing six apartments in six weeks. To date, more than 1,200 BoKlok apartments have been sold in Sweden. Now the concept has also been launched by Skanska in Norway and Finland.

Commercial Project Development

In commercial project development, Skanska assumes overall responsibility for the entire process from start to finish. It handles land purchases, permit matters, design, construction and leasing. This also includes identifying customers/tenants and investors as future purchasers of projects.


32

The city block Vattentornet in Lund, Sweden

SEK M	2003	2002
Net sales	8,861	2,214
Operating income	3,061	1,049
of which gain on sale of properties	2,399	294
of which operating net, completed properties	750	789
of which writedowns/reversals of writedowns	0	-63
Investments	-1,399	-1,674
Divestments	7,572	781
Operating cash flow	7,110	878
Capital employed	9,459	13,039
Return on capital employed, %	24.8	9.2

Skanska's commercial property development work often targets two different customer categories with the same product. The primary customer is the tenant, which has certain expectations and requirements regarding the building and premises where it will be working. The secondary customer is the investor that finally buys the property in order to own and manage it for a long period, with a certain targeted return. This dual customer relationship means that the product, as well as the services that go with it, must be adapted so it will be attractive to both these customer categories. Occasionally, the user and buyer are the same.

Skanska performs commercial project development in six well-defined markets in Scandinavia and Central Europe, which have in common that they have enjoyed – and are expected to enjoy – good economic growth, including continued investments in physical and financial infrastructure. These selected markets are Stockholm, Gothenburg, Öresund, Warsaw, Prague and Budapest. Operations take place in two business units: Skanska Project Development Sweden and Skanska Project Development Europe. About 75 percent of tied-up capital in these operations is attributable to project development in Scandinavia.

The core of these operations is to initiate, develop and divest commercial real estate projects. The crucial success factors are access to land and building rights in suitable locations and with local plans that will permit businesslike property development.

Skanska's commercial project development operations focus on three types of products: office space, retail space and logistics properties.

New projects are started at the pace that the market situation permits and when the relationship between return and risk is deemed reasonable.

Focus on generating value

The objective is to complete the entire development cycle of a property – land purchase, planning, design, leasing, construction and divestment – within an average period not exceeding three years. The focus is on the stages of a property's life cycle that generate the greatest value, such as planning, leasing work and transaction work. Carrying out project development work successfully on a long-term basis requires a portfolio of completed properties. Managing and improving this portfolio provides daily contact with the leasing market, which consolidates Skanska's position as an attractive alternative for tenants and generates prospective investors for the Group's project portfolio. It lends flexibility to the divestment process if Skanska can time the divestment of its properties based on market-oriented assessments.

Seven projects started

In 2003, nine projects were completed, of which four were sold during the year. In addition, seven projects were started, five of them in Sweden. At year-end, the number of ongoing projects was seven, five of them in Sweden. The operating income of the two commercial project development units totaled SEK 3.1 billion, of which SEK 2.4 billion stemmed from the divestment of properties. As for gain, about 90 percent comes from divestments of projects completed during the past five years.

At year-end 2003, Skanska had a portfolio of completed projects with an externally appraised market value of SEK 9.4 billion (including partly owned properties and projects completed in 2003), equivalent to a surplus value of SEK 3.2 billion. The market value of identical properties fell by six percent during the year. If changes in the market value of properties divested during the year are included, the total decrease in market value was two percent.

Business Units

Skanska Project Development Sweden

SEK M	Change	2003	2002
Net sales	327%	7,922	1,855
Operating income	159%	2,814	1,087
Capital employed	-30%	7,434	10,581
Return on capital employed, %	16.6	28.2	11.6

The business unit's operations specialize in initiating, developing, leasing and divesting commercial real estate projects, with a focus on office space, shopping centers and logistics properties in Stockholm, Gothenburg and the Öresund region.

In 2003, international investments in Swedish properties reached historically high levels. The business unit sold 30 properties in 19 transactions. International investors accounted for 90 percent of divestment volume, which totaled SEK 6.8 billion with a gain of SEK 2.2 billion.

Among the year's transactions was the sale of a portfolio of ten both new and older properties in the Stockholm and Öresund regions and elsewhere. The buyer was the U.S.-based Blackstone, and the capital gain totaled SEK 490 M. Divestment of CityCronan in central Stockholm was completed at a gain of SEK 1.1 billion. Late in the year, the Hagaporten office property in Solna was also sold to a German fund manager. Skanska is the largest tenant, and in conjunction with the sale the Group signed a 10-year lease.

Leasing work was also successful, despite a continued weak market with rising vacancies and falling rent levels, especially in the Stockholm area. The five projects completed during 2003, aside from CityCronan, contain 61,000 sq. m (656,000 sq. ft.) of space, of which 90 percent was leased. At year-end, five projects totaling 64,000 sq. m were under construction, of which 85 percent was pre-leased.

In 2004, the rental market is projected to bottom out, but rents are not expected to rise before vacancies drop. The recovery will be slow and begin in the spring at the earliest.

In the investor market, interest from international investors is expected to be stable. However, there are not yet clear signs of increased interest among Swedish institutional investors.

Skanska Project Development Europe

SEK M	Change	2003	2002
Net sales,	161%	939	360
Operating income	n.a.	247	-37
Capital employed	-18%	2,025	2,458
Return on capital employed, %	n.a.	10.8	-2.4

Operations focus on initiating, developing, operating and divesting commercial real estate projects, especially office and retail space. The emphasis is on three growth markets: Budapest, Prague and Warsaw.

After a few years of falling office rents, this trend slowed in Budapest and Prague during 2003 and the two markets showed signs of a better balance between supply and demand. The office market in Warsaw remained weak in 2003, with falling rents as a result.

The investment market in all three cities remained strong, with heavy interest from investors in acquiring completed properties with good occupancy levels. The buyers of Skanska's products are primarily institutional real estate investors.

During 2003, SEK 0.8 billion worth of properties was divested, with a gain of SEK 0.2 billion. The largest transaction was the sale of a portfolio of four newly developed retail facilities in Prague and Budapest.

Two new office building projects were initiated during the year: one project in Budapest to be completed in 2004 and one in Prague for completion in 2005.

The rental market is expected to stabilize in Budapest and Prague during 2004. The Warsaw market is considered to remain weak, with a risk of continued falling office rents. The investment market is projected to remain strong.

Skanska Project Development - Book value and market value

SEK billion	Book value Dec 31, 2003	Book value upon completion	Market value, Dec 31, 2003	Surplus value	Leasable space, 000 sq m	Economic occupancy level	Operating net	Yield on book value	Yield on market value	Projected rental value, fully leased	Average maturity, years
Completed projects	5.7	5.7	8.8 [1]	3.1	780	87%	567[4]	10.0%	6.7%	1,022[6]	3.8
Projects completed in 2003	0.5	0.5	0.6	0.1	61	90%	47[5]	9.6%	8.2%	56[6]	9.0
Ongoing projects	0.4	1.1	1.4 [2]	0.3	89	55%	117[5]	10.5%	8.1%	123[7]	15.1
Total	**6.6**	**7.3**	**10.8**	**3.5**	**930**		**731**				
Development properties[3]	2.6										
TOTAL	**9.2**										

1 Including SEK 0.3 billion share in properties in partly owned companies.
2 Internal appraissal on each respective completion date.
3 "Development properties" refers to land with building rights for commercial use, totaling about 1,513,000 sq m, described below.
4 Estimated operating net before central company and business area overhead in 2003 on annual basis assuming current occupancy rate.
5 Estimated operating net before central company and business area overhead fully leased in Year 1 when the properties are completed.
6 Total of contracted rents and estimated rent for unoccupied space.
7 Estimated rental value fully leased in year 1 when the property is completed.



Science Park, Budapest

In Budapest, the second phase of the Science Park was initiated in 2003. Its central location in dynamic southern Buda, close to the Danube River, as well as the modern design of its premises, are attracting international companies. A telecom company is the anchor tenant in the fully leased first portion, completed in 2002. The new phase, consisting of 15,000 sq. m (161,000 sq. ft.), will be completed during 2004. By early in the year, one third was already pre-leased. The Science Park includes 30,000 sq. m in all. The investment totals SEK 360 M. In the Central European markets of Budapest, Prague and Warsaw, Skanska has ongoing projects with aggregate volume of 27,000 sq. m (290,000 sq. ft.), representing a total investment of about SEK 475 M.


ELECTRO WORLD
Východ

Over SEK 2 billion in capital gains

During 2003, Skanska sold SEK 7.6 billion worth of newly developed properties. Of its capital gains, SEK 2.4 billion, about 90 percent came from projects completed in the past five years. One such example is four newly developed shopping centers, two in Budapest and two in Prague, which sold for a total of SEK 475 M. The gain amounted to SEK 165 M. The price was equivalent to a yield of just under 9 percent. The buyer was an international real estate fund managed by the British-based Pricoa. The properties, completed in 2002 and 2003, comprise a total of 36,000 sq. m (387,000 sq. ft.) and are 100 percent leased, with the Dixon Group (Electroworld) as the anchor tenant



Modern corporate park

Sundbypark is a modern corporate park in one of Stockholm's fastest-growing corporate office areas, next to the E18 European highway just north of the city. There are plans for eight buildings here, totaling 65,000 sq. m (700,000 sq. ft.). To date, four buildings with just over 30,000 sq. m have been built for, among others, ITT Flygt, which plans to move in during April 2003.

The completed premises are fully leased. New buildings can be finished within 18 months after groundbreaking.

Skanska's Project Development


SKANSKA

Further information about Skanska's commercial project development work and a list of properties in its portfolio can be found in a publication called "Skanska's Project Development." It can be downloaded from Skanska's website (www.skanska.com, click "Investor Relations" and "Financial reporting") and can also be ordered in hard copy from Skanska AB, Investor Relations.

Return on real estate assets, management and project development[1]

%	2003	2002	2001	2000	1999
Total return	9	5	16	18	19
of which, change in value	-6	-7	-1	9	9

1 Including operating net and change in value of property management portfolio plus development gains on completed as well as sold projects

Value creation in Project Development


Value
Time
18-36 months
① Planning/zoning
② Design/Pre-construction
③ Leasing
④ Construction
⑤ Property Management
⑥ Sale

Properties Investments, divestments and capital gains


SEK bn
8
7
6
5
4
3
2
1
0
-1
-2
-3
1999 2000 2001 2002 2003
Divestments
Investments
Capital gains

Volume of commercial project development[1]


SEK M
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1999 2000 2001 2002 2003
Projects sold
Ongoing real estate projects
Real estate projects completed

1 Refers to book value of completed projects and book value upon completion of ongoing projects.

BOT – a link to major construction and FM contracts

Skanska's BOT operations specialize in identifying, developing and investing in privately financed infrastructure projects – roads, hospitals and power plants – in collaboration with Skanska's construction and facilities management (FM) units.



Carrie Park, Construction supervisor, Acute Hospital, Coventry, United Kingdom

SEK M	2003	2002
Net Sales	87	38
Operating income	27	-41
Investments	-115	-579
Divestments	1	0
Operating cash flow	-172	-617
Capital employed	1,243	1,044
Return on capital employed, %	3.8	-3.5



E39, European Highway, Trondheim, Norway

BOT (Build Operate Transfer) is Skanska's business stream for developing and investing in privately financed infrastructure. Operations focus on markets and sectors where the Group has construction units. For Skanska, BOT generates value. The Group's involvement as an investor results in:

- large construction contracts that are reported in its construction business
- improved construction margins, since Skanska controls the entire implementation process and since there is more efficient risk-sharing between owner and builder
- a continuous return in the form of revenues for services delivered, for example road user fees
- long-term operation and maintenance contracts for Skanska's facilities management units
- realization of surplus value upon divestment and/or refinancing

BOT, public-private partnership (PPP) and private finance initiative (PFI) are different labels that all refer to alternative financing solutions for public amenities. The demand for such solutions is growing all over the world. The need for new or upgraded infrastructure is increasing, while limited budget ceilings are making alternative financing more attractive. Large public capital spending can be spread over long periods, usually 25–40 years.

Value for taxpayers

Alternative financing is advantageous for customers, taxpayers, users and builders.

- The customer, often a national or local government, can respond to the need for public amenities earlier than their finances would otherwise allow without tax increases.
- The value to taxpayers increases through earlier availability, better finances and higher standards and quality. From an environmental and sustainability perspective, a focus on higher quality in the construction stage entails an obvious gain. It means a longer period of service and lower life-cycle costs.
- Users – such as motorists or hospital patients – gain access to new, modern amenities of high quality.
- For builders, this form of ownership and procurement is advantageous thanks to close cooperation with the owner side – everyone is pulling in the same direction. At the same time, it creates better understanding of the needs of users.
- Only once a facility can be placed in service does it begin to generate a return to the owners in the form of user fees. This creates an incentive to speed up completion.

The United Kingdom is a world leader in alternative financing of infrastructure projects. As part of the British PFI program, Skanska has received contracts totaling about SEK 32 billion, making it the market leader. The E39 highway project outside Trondheim signified a breakthrough for alternatively financed construction projects in Norway. Skanska had previously participated in Finland's first project of this type, the highway between Helsinki and Lahti, which has been completed and is now generating revenues for the owner consortium to which Skanska BOT belongs.

Skanska BOT

Skanska BOT operations specialize in identifying, developing and investing in privately financed infrastructure projects, primarily roads, hospitals and power generation plants. Its operations focus on markets and sectors where Skanska has construction units.

Skanska BOT has eleven projects in its portfolio, mostly in Europe and Latin America. Alternatively financed infrastructure saw a breakthrough in Norway during 2003. A Skanska-led consortium received a contract to develop the E39 highway project. The contract, worth SEK 1.6 billion, is Skanska's largest-ever highway assignment in Norway.

The British market is continuing to grow. Skanska has been selected as a preferred bidder for expansion of St. Bartholomew's Hospital (Barts) and The Royal London Hospital. The construction contract may be worth nearly SEK 13 billion. During 2004, increased potential is expected in Latin America, the U.S. and the U.K. Other European markets will offer few opportunities in the short term. In the Nordic countries, there is growing interest in public-private partnerships in the transportation infrastructure field.

The BOT portfolio
Investments in shareholders' equity and debenture loans

BOT project, amounts in millions	Ownership Stake, %	Currency	Year-end book value, Group	Total committed investment	Est. surplus value	Year in full operation	Concession period until
In operation							
Bridgend Prison, United Kingdom	9%	GBP	1	2		In operation	2022
Nelostie Motorway, Finland	50%	EUR	4	4		In operation	2012
Breitener Power Plant, Brazil	35%	USD	16	20		In operation	2004
Ongoing projects							
King's College Hospital, United Kingdom	33%	GBP	2	2		2003/2004	2037
Harbor in Maputo, Mozambique	33%	USD	4	4		2003/2004	2017
Ponte de Pedra Hydropower, Brazil	50%	USD	26	28		2004	2036
North-South Toll Highway, Chile	48%	USD	95	180		2006	2031
Coventry & Rugby Hospital, United Kingdom	25%	GBP	0	10		2007	2035
LLC Nordvod Waste Water Treatment, Russia	14%	EUR	1	2		2005	2017
Derby hospital project, United Kingdom	25%	GBP	0	10		2009	2038
E39 European Highwary, Norway	50%	NOK	16	75		2005	2028
Total in SEK M			**1,170**	**2,209**	**800**		


United Kingdom


United Ki gdom


Norway

Healthy investment in Coventry

Construction, medical care and related services are Skanska's prescription in Coventry. The largest ongoing privately financial British hospital project is both a construction and a logistics project. The existing hospital is in full operation while Skanska adds new departments. Skanska UK's design/build contract is worth SEK 4.5 billion.

Barts – the biggest hospital

Skanska is the only construction company to have signed a preferred bidder agreement for the largest privately financed British hospital project. The construction contract may be worth about SEK 13 billion, making it Skanska's largest ever. Skanska is also part of the owner consortium that will provide facilities management at the project's two London hospitals.

Partnership in Norway

Skanska is carrying out Norway's first highway project in private-public partnership form, the E39 south of Trondheim, financed by a private ownership consortium. It is Skanska Norway's largest-ever civil construction project, worth more than SEK 1.6 billion. Skanska is designing, building and will also have full responsibility for operating and maintaining the 27 km (17 mi.) stretch of highway for 25 years.

Sustainable development





Sustainable development

With its products and services Skanska affects the lives of many people around us.

This responsibility is reflected in Skanska's day-to-day operations when making decisions and balancing the social and environmental issues with economic indicators and objectives. Striking this balance is the heart of Skanska's approach to sustainable development.

Skanska Code of Conduct

The most important instrument to guide our performance is the Skanska Code of Conduct covering Skanska's worldwide operations, outlining a minimum level of performance regarding human rights, employee relations, business ethics and the environment. In 2003, Skanska introduced Compliance Guideline to facilitate continued implementation of the Code of Conduct. Other elements of the implementation program include training, monitoring and auditing.

In 2003, Skanska participated in an international task force with a number of leading engineering and construction companies to define a set of business principles to counter bribery. The principles were presented at the World Economic Forum in Davos in January 2004. Furthermore, Skanska is continuing to support the UN Global Compact and is engaged in a number of other initiatives such as the Amnesty Business Group and the World Business Council for Sustainable Development.

Health and safety

In 2003, Skanska implemented a new health and safety strategy. It is Skanska's vision to be a world leader in construction-related safety performance and to work consistently on improvements toward zero accidents. Skanska employees and people working on Skanska sites via subcontractors must be able to work under the highest level of safety performance, be aware of applicable regulations and guidelines and have access to the best safety equipment, adapted to the local work situations and environments. Business units benchmark safety performance with national industry averages.

Environmental management

In 2003, 97 percent of Skanska operations were covered by ISO 14001 certified/registered management systems. Newly established or acquired units, have started the process of implementing environmental management systems, and certification is expected within two years after becoming part of the Skanska Group. Skanska is the only major construction company that has implemented certified environmental management systems throughout the organization. By the end of 2003, 68 percent of Skanska's more than 69,000 employees had received basic environmental training.

Environmental performance in construction is a cooperative effort between customer and contractor. A yearly analysis of all major construction projects worth more than USD 1 million indicates that both clients and Skanska are gradually raising their standard of environmental performance.

Environmental audits

	2003	2002	2001
Internal	1,568	1,753	1,431
External	143	204	185

Order value of projects with higher environmental standards

MUSD	2003	2002	2001
Client Initiative	4,699	2,701	1,843
Skanska Initiative	3,636	3,549	5,320
Total	8,335	6,250	7,163

Skanska will continue to push the agenda on energy efficiency in buildings. A large part of the energy used today is related to buildings, and major savings can be made by installing better technology, smarter designs and alternative building materials.

Skanska employee accident rate performance in 2002 and 2003 compared with local industry averages. Industry averages from 2002 have been used where information from 2003 is not available.


%
150
100
50
0
National industry averages
Skanska Sweden
Skanska Norway
Skanska Denmark
Skanska Oy
Skanska Czech Republic
Skanska UK
Gammon Skanska
Skanska USA Building
US Civil Slattery
US Civil Tidewater
Skanska Latin America
Skanska International
2002
2003

Outlook for sustainability

Skanska's efforts to implement the Code of Conduct on a groupwide basis will continue during 2004. This includes the further implementation of the Compliance Guideline, strengthening of reporting and monitoring, and further training activities. Regarding Skanska's safety performance, all business units must have implemented health and safety management system by the end of 2004.

More information

The Sustainability Report and the Code of Conduct are available on Skanska's website: www.skanska.com.

Risk management

Skanska's operations take place in many geographic markets and encompass many types of projects. An effective, systematic assessment and follow-up of business and financial risks is thus essential to Skanska. The Skanska Group's Procedural Rules apply in this field. Depending on the size and risk profile of the project, the decision on whether to sign binding contracts with the customer is made either by line managers at a business unit, by Skanska's Senior Executive Team or by Skanska's Board of Directors.

In the case of major projects that continue over a long period, Skanska also conducts regular follow-up of its risk assessment.

Skanska's risk management system does not imply avoidance of risks, but is instead aimed at making it possible to identify, manage and price these risks. Good risk awareness and risk identification systems provide Skanska with an opportunity to assume larger risks if they can be managed correctly, thereby enhancing the competitiveness of the Group.

Business risks

Skanska's operations generate risk diversification, because

- the Group pursues a large number of projects of varying sizes and types
- these operations take place in numerous geographic markets
- Skanska works with many different client categories

To ensure a systematic and uniform assessment of construction projects, Skanska uses its Operational Risk Assessment (ORA) model throughout the Group.

ORA evaluates larger, more risk-exposed construction projects with regard to technical, legal and financial risks. It also analyzes a number of general "public exposure" issues, among them ethical, social and environmental aspects of the planned project.

Skanska limits or eliminates identified risks by various methods, through transfer of risks to parties other than Skanska or through risk ceilings in its contractual obligations. Risk assessment also affects Skanska's pricing of the project in question. In some cases, the analysis of risks associated with a project may lead Skanska to abstain from participating.

Financial risks

The financial needs of Group companies are met in collaboration with Skanska Financial Services (SFS), which in turn interacts in a coordinated way with external financial market players.

Skanska's Financial Policy regulates the allocation of responsibilities among the Board, the Senior Executive Team, SFS and the business units. This document specifies established limits for the Group's financial risk management.

Interest-bearing liabilities and assets

SEK bn	Dec. 31, 2003	Dec. 31, 2002
Interest-bearing gross debt including pension liabilities	-10.1	-17.1
Liquid assets and interest-bearing receivables	10.2	7.7
Interest-bearing nebt cash/debt	0.1	-9.4

Foreign exchange risks

Although Skanska has a large international presence, its operations are of a local nature in terms of foreign exchange risks. Project revenues and costs are mainly denominated in the same currency, and transaction risks from exchanges between different currencies are thus very limited.

Known and budgeted financial flows are hedged. The foreign exchange risk that arises because portions of the shareholders' equity of the Group are invested long-term in foreign subsidiaries – translation exposure – is not hedged. Exceptions are the shareholders' equity of U.S. operations and some British subsidiaries, plus investments in project development and BOT. In the two latter cases, the investment is normally financed through loans in functional or local currencies.

Interest rate risks

Interest rate risk is defined as the possible negative impact in case of a one percentage point increase in interest rates across all maturities. The relative risk in case of deviations in interest rate fixing period may never exceed SEK 100 M on a twelve month basis. The interest refixing period for net debt shall lie within the 1.5 ± 0.5 year range. At year-end 2003, the average interest refixing period for interest-bearing liabilities was 1.1 (0.8) years.

Refinancing risks and liquidity

Refinancing risk is defined as the risk that the Group may suffer from lack of liquidity or experience difficulty in obtaining or rolling over external loans. The target is to have at least SEK 4 billion available through liquidity or committed credit facilities. At year-end 2002, the Group had unutalized credit facilities of SEK 5.2 billion (5.5).

The average maturity of the borrowing portfolio shall be in the 2–4 year range. At year-end 2003, the average maturity was 2.2 (2.4) years.

Order backlog, SEK 116 bn


Project size
Number of projects
0 - 15 M USD 26%
15 - 30 M USD 15%
0 - 100 M USD 28%
>100 M USD 31%
0 - 15 M USD 94%
15 - 30 M USD 3%
0 - 100 M USD 2%
>100 M USD 1%


Average interest refixing period, liabilities
< 1 years 59%
> 1 years 41%


Average maturity on borrowing portfolio
0 < 6 months 13%
6 - 24 months 70%
> 24 months 17%

Human resources and talent management



Employees build the brand

Skanska's success and value are entirely dependent on the performance of its employees. The core of Skanska operations is the thousands of construction projects around the world. This is where the qualities and knowledge of Skanska employees materialize into value for customers and shareholders, while enhancing the Skanska brand.

The Company's profitability is determined by every single project. Virtually every Skanska project is unique – customer demands and wishes vary, along with design, materials and local conditions. Customer satisfaction and profitability are thus crucial to Skanska's success.

Customer satisfaction is based not only on the final product but also largely hinges on how Skanska's partnership with the customer functions. Construction projects are always one of the customer's biggest investments, and Skanska's project management team is responsible for implementing it. The team is Skanska's face to the customer in these important assignments.

Developing good managers

Attracting, developing and retaining good managers and developing employees' leadership qualities are consequently a top priority for Skanska's Senior Executive Team. During 2003, the process of evaluating about 250 senior executives in the Company was thus upgraded. Similar evaluation models are also being applied in the business units. Their purpose is to identify both good and weak performance and, based on this, hone the skills of employees and achieve general quality improvements in management functions.

Another purpose of the evaluation task is to identify candidates for senior positions and ensure that these individuals receive adequate development opportunities, thereby safeguarding the supply of future high-level managers.

In today's fast-paced world, the demands on organizations rapidly change. This evaluation model enables the Company to make quick adjustments to take better advantage of market potential. One such example is the rapid expansion of the British privately financed infrastructure sector, which demands a high standard of knowledge from employers if Skanska is to succeed in this growing market.

Transfers of experience

The Senior Executive Team has overall responsibility for ensuring that best practices are applied in the business units and that the existing specialized expertise benefits the entire Group, across geographic and organizational boundaries. This is an important element of the integration of Skanska's business units and a continuation of the decisive steps already taken by launching a uniform global brand and by introducing a number of common processes in all business units.

STEP for talent management

During 2003, the Skanska Transition for Executives Program (STEP) – the Group's new talent management program – began. The program was designed especially for managers who are moving into one of Skanska's top 250 positions or changing their field of responsibility within this group.

Focus on projects

Becoming part of the Group's "top 250" leads to heavier demands on the ability of employees to lead through other people, while still focusing on projects. In their new positions, many STEP course participants have also assumed substantially larger geographic responsibility. The focus of the training program is thus to ensure better understanding of their responsibility and working methods in their new role.

Network-building among individuals from different business units and an expanded knowledge of Skanska's global strategy are other obvious elements of the two-week program.

Average number of employees



80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
1999 2000 2001 2002 2003

Distribution according to gender



80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
1999 2000 2001 2002 2003
Men
Women

White collar/ blue collar employees



White collar 33%
Blue collar 67%

Share data

- Skanska's market capitalization totaled SEK 26.6 billion at the end of 2003.
- Skanska's share price rose by 25 percent to SEK 63.50 during the year.
- Average volume per trading day rose by 9 percent to 1,264,861 shares.
- The proposed dividend for 2003 is SEK 3.00 per share.

Skanska's Series B shares are quoted on the A list of Stockholmsbörsen (formerly the OM Stockholm Stock Exchange) under the SKAb symbol and are traded in round lots of 200 shares. Current price information is available on Skanska's web site, www.skanska.com, in the Reuter system under the SKAb.ST symbol and in the Bloomberg system under the SKAB SS symbol.

Skanska share history

	2003	2002	2001	2000	1999
Year-end market price, SEK	63.50	51.00	68.50	97.50	79.25
Year-end market capitalization, SEK bn	26.6	21.3	28.7	41.5[1]	36.1
Average number of shares for the year, million	418.6	418.6	420.0	444.6	455.4
Shares outstanding at year-end, million	418.6	418.6	418.6	426.1	455.4
Highest share price during the year,	65.00	83.50	106.40	106.13	86.75
Lowest share price during the year, SEK	38.10	41.20	57.00	68.50	53.25
Yield, percent[3]	4.7[2]	3.9	4.4	3.5	3.8

1 Excluding repurchased shares, equivalent to SEK 2.9 billion.
2 Based on the dividend proposed by the Board of Directors.
3 Dividend as a percentage of respective year-end share price.

Change in shares outstanding (million) and capital stock

Year and event	Reduction	Stock dividend	New share issue	Shares outstanding	Par value of capital stock SEK M
1991 1:1		63.0		125.9	1,259.2
1994 conv.				125.9	1,259.2
1997 redemption1:10	-12.0			113.9	1,255.6
2001 cancellation of repurchased shares	-9.2			104.7	1,255.6
2001 split 4:1		314.0		418.6	1,255.6

The largest shareholders in Skanska AB, holdings on December 31, 2003

Shareholders	Series A shares	Series B shares	% of capital stock	% of voting power
Industrivärden (investment company)	17,302,756	16,000,000	8.0	27.2
AMF Pension (retirement insurance)	0	27,600,000	6.6	4.0
Alecta (retirement insurance)	0	27,413,960	6.5	3.9
SHB/SPP fonder	0	15,603,985	3.7	2.2
AFA Försäkring (insurance)	0	12,934,380	3.1	1.9
Robur mutual funds (Swedbank)	0	11,264,490	2.7	1.6
Inter IKEA Investment AB	7,549,396	3,678,672	2.7	11.4
State of New Jersey Pension	0	8,000,000	1.9	1.2
AMF Pension mutual funds	0	6,430,000	1.5	0.9
Svenska Handelsbanken (bank)	2,000,000	3,855,292	1.4	3.4
10 largest shareholders	**26,852,152**	**132,780,779**	**38.1**	**57.7**
Other shareholders in Sweden	3,734,025	192,020,660	46.8	33.1
Shareholders abroad	85,744	63,079,712	15.1	9.2
Total	**30,671,921**	**387,881,151**	**100.0**	**100.0**

Sources: VPC, SIS Ägarservice.

Transfers of capital to Skanska's shareholders

	Total	2004	2003	2002	2001	2000
Regular dividend per share, SEK		3.00[1]	2.00	3.00	3.38	3.00
Extra dividend per share, SEK						1.00
Total per share, SEK		**3.00[1]**	**2.00**	**3.00**	**3.38**	**4.00**
Regular dividend, total, SEK bn	6.6	1.3[1]	0.8	1.3	1.4	1.8
Buy-backs of Skanska's own shares, SEK bn	3.4				0.8	2.6
Total	**10.0**	**1.3**	**0.8**	**1.3**	**2.2**	**4.4**

1 Proposed by the Board of Directors

At the end of 2003, there were a total of 418,553,072 shares outstanding, with a par value of SEK 3 per share. Of the shares outstanding, 30,671,921 were Series A shares with 10 votes apiece and 387,881,151 Series B shares with one vote apiece. Of the shares in circulation, Series B shares accounted for 92.7 percent of shares and 55.8 percent of voting power. During 2003, the number of Skanska shares traded on Stockholmsbörsen was 314,950,284 (291,101,248), at a value of SEK 15.9 billion (18.5). The average volume per trading day amounted to 1,264,861, an increase of 9 percent from the average volume of 1,164,405 shares during 2002. Trading volume during 2003 was equivalent to 81 (76) percent of the total number of Series B shares outstanding at the end of the year.

Share performance

During 2003, the market price climbed by 25 percent to SEK 63.50 per share as the final price paid in 2003. The overall market capitalization of Skanska thus rose during the year to SEK 26.6 billion. The highest price paid for a Skanska share during the year was SEK 65.00 in December. The lowest price paid was SEK 38.10 on April 1. The Stockholm All Share Index (SAX) rose during 2003 by 29.8 percent. The Dow Jones Titans Construction Index, which includes Skanska, rose by 46.1 percent.

Skanska's Series B shares are also included in the Dow Jones Stoxx 600.

Percentage of capital stock by shareholder category



- Swedish mutual funds 15%
- Swedish companies and institutions 44%
- Swedish private individuals 24%
- Non-Swedish owners 17%

Shares by category on December 31, 2003

Category	Number of shares	% of capital stock	% of voting power
A	30,671,921	7.3	44.2
B	387,881,151	92.7	55.8
Totalt	**418,553,072**	**100**	**100**

Ownership changes

At the close of 2003, the number of shareholders totaled 80,468 (82,066). The proportion of market capitalization owned by Swedish shareholders declined during the year from 83.6 percent to 83.0 percent, and their share of voting power from 90.6 percent to 89.6 percent. Of foreign shareholders, U.S. residents made up the largest group, with about 31 million shares representing some 7 percent of market capitalization.

Of Swedish shareholders, institutional owners accounted for 71 percent, while 29 percent was owned directly by individuals. As the adjacent table indicates, AB Industrivärden is the Company's largest owner, with 27.2 percent of voting power.

The "free float" in Skanska's shares is regarded as making up about 374 million shares, equivalent to 89 percent of the number of shares outstanding.

Buy-backs of Skanska's own shares

The 2002 Annual Meeting authorized the Board of Directors to buy back Skanska's own shares up to a maximum of 10 percent of shares outstanding before the next Annual Meeting on May 6, 2003. During 2003, no buy-backs of shares occurred.

Dividend policy

During 2003, the Board of Directors of Skanska AB established a new dividend policy.

The regular dividend shall reflect the part of sustainable net profit that is not needed to develop the Group's core business. The ambition is that the dividend shall grow steadily over time.

Based on the foreseeable capital requirements of the Group, any excess capital shall be distributed in an efficient way to the shareholders.

Dividend

The Board of Directors proposes a dividend of SEK 3.00 (2.00) per share for 2003, for a total payout of SEK 1,256 M (837).

Total return

The total return on a share is calculated as the change in share price, together with the value of dividends. During 2003, the total return on a Skanska share amounted to 28 percent. Stockholmsbörsen's SIX Return Index rose by 34 percent during the year.

During the five year period January 1, 1999 to December 31, 2003, the total return on a Skanska share was 40 percent. During the same period, the SIX Return Index rose by 11 percent.

Major listed construction companies
Percentage change, total return and market capitalization, 2003

percent	Percentage change	Total return	Total return 5 years	Market capitalia-zation, SEK bn
AMEC (United Kingdom)	80	87	67	10.9
Dragados (Spain)	5	6	65[1]	27.9
ACS (Spain)	23	25	8	41.9
Ferrovial (Spain)	15	18	27[2]	35.6
Fluor Corp. (USA)	42	44	-3	19.6
Hochtief (Germany)	80	84	-15	14.7
NCC (Sweden)	9	14	22	6.0
Skanska (Sweden)	**25**	**28**	**38**	**26.6**
Vinci (France)	21	25	81	49.7

1 Until December 12, 2003　2 From May 5, 1999

Skanska share price movement January 1, 1999–February 19, 2004


SEK
120
110
100
90
80
70
60
50
40
30
60,000
45,000
30,000
15,000
1999
2000
2001
2002
2003
2004
(c)SIX
Skanska B
Afv Construction Index
Afv General Index
Monthly trading volume, thousands (incl. after-hours trading), right-hand scale

Effective return on Skanska shares compared to the SIX Return Index January 1, 1999–February 19, 2004


SEK
120
110
100
90
80
70
60
50
40
1999
2000
2001
2002
2003
2004
(c) SIX
Skanska B
SIX Return Index

Report of the Directors

The Board of Directors and the President of Skanska AB hereby submit their report on the operations of both the Company and the Group in 2003.

Continued focusing of operations and market-adaptation of the organization

The Group strengthened its presence in home markets by focusing its operations and adaptation the organization to the market. Capital employed was also reduced as one element in the Group's strategy for more efficient use of capital in all business streams, as well as through divestment of fully developed properties.

The Group substantially improved its financial ratios during the year.

During the year, the Group carried out a continuous review of its selling and administrative expenses in order to adapt these to the prevailing market situation. The steps that were taken during 2003 are expected to result in a lowering of these expenses by approximately 5 percent in comparable units during the full year 2004.

The costs of this reduction during 2003, such as discontinuation and close-down expenses, were charged to earnings on a continuous basis in the business units where the changes were implemented.

Within the framework of the Group's strategic plan – to be number one or two in each submarket and to exit small markets – Skanska carried out a number of acquisitions and divestments.

By means of acquisitions and contracts, Skanska Service further strengthened its skills base in facilities management work and continued to broaden its customer base through increased expertise in production services for companies. During 2003, Skanska Services landed its first major facilities management contract for the public sector in Sweden.

Acquisitions

	Period	Net sales 2002, SEK M	Number of employees
MIAB	Q1	127	250
BFW	Q2	850	150
Banske Stavby	Q4	124	505

The acquisition of the industrial service company Marieholms Industrirengöring AB (MIAB) broadened Skanska's expertise in production service.

To strengthen other core businesses, Skanska carried out further acquisitions. Skanska USA Building strengthened its position in Texas, the second largest construction market in the United States, by acquiring BFW Construction. The company's operations include all types of building construction services. BFW Construction has a broad customer base and focuses mainly on the educational and healthcare sectors in Texas and neighboring states.

The Czech business unit Skanska CZ strengthened its civil construction capabilities by acquiring the Slovakian underground construction specialist Banské Stavby.

Divestments

During 2003, the Group sold its remaining shareholding in the kitchen interior manufacturer Nobia, equivalent to 12.5 percent of share capital and voting power. The divestment yielded an income of SEK 417 M after subtracting selling expenses. The sale gave the Group a capital gain of about SEK 14 M.

The Group received shares in the company as payment for its shares in kitchen and bathroom specialist Poggenpohl, which were sold to Nobia late in 2000. One fourth of the Skanska Group's shares in Nobia were sold in conjunction with the initial public listing of that company in 2002.

A number of businesses in small markets, or in markets where the Skanska Group does not have a leading position, were discontinued during 2003.

Divestments

	Period	Net sales 2002, SEK M	Number of employees	Capital gain, SEK M
Spectrum Skanska	Q2	1,145	153	14
Contiga A/S	Q3	745	240	53

Skanska's construction operations in Hungary, Latvia and Lithuania were sold during the year.

The shareholding in the Norwegian steel and concrete element company Contiga A/S was sold with a capital gain.

Half ownership in Contiga was included in Skanska's acquisition of the Norwegian construction company Selmer in 2000. Contiga has had a large proportion of its sales in Sweden, thereby overlapping with the operations of Skanska Prefab.

After the approval by Skanska's 2003 Annual Meeting, the American subsidiary Spectrum Skanska, specializing in residential project development, was sold to the company's management. This reduced the capital employed in the Skanska Group by about SEK 900 M. The divestment resulted in a gain of SEK 14 M, which was attributable in its entirety to exchange rate differences previosly reported directly in shareholders' equity. At year-end, the Group had an outstanding claim of SEK 125 M on the purchasers.

The Group's residential project development in Denmark also ceased at year-end 2003.

Meanwhile continued efforts are underway to close down or divest additional businesses in small markets.

Discontinuing operations

The Group initiated the closure of its project export company Skanska International Projects. This business will gradually cease as the unit's nine ongoing projects are completed.

In 2003, net sales of Skanska International Projects were SEK 1.2 billion, and its operations had a total of some 2,800 employees.

The Skanska Group signed a letter of intent covering the sale of its majority holding in its mining contracting business in South

Africa, Canada and Australia to Murray & Roberts, a publicly listed leading South African construction company.

The planned sale involves the Group's 79.1 percent holding in the publicly listed The Cementation Company (Africa) Ltd, the wholly owned subsidiary Cementation Skanska Canada Inc. and a start-up mining contracting operation in Australia.

These businesses within Skanska UK were part of Kvaerner Construction (UK), which Skanska acquired in 2000. Their operations focus on various types of contracting work for the mining industry and fall outside the core business of Skanska.

The net sales of the businesses included in the planned divestment were SEK 2.0 billion in 2003. The operations in question have a total of about 8,400 employees.

The transaction is expected to have an adverse effect of about SEK 100 M on Skanska's British operations, of which SEK 85 M comprises a goodwill writedown. The loss was charged against the Group's earnings in the fourth quarter of 2003.

The transaction requires regulatory approvals and is expected to be completed during the first quarter of 2004.

Market

Construction investments continued to decline in the Group's main markets, except for the United Kingdom and the Czech Republic. The main reason for diminished construction was the lower volume of investment in industrial and commercial construction. In the U.S., investment activity in these fields was at a low level. Except for the Private Finance Initiative (PFI) sector, British investments in other segments of importance to Skanska decreased. Residential construction remained at a high level in the Czech Republic, Finland and Russia, while it fell in Norway and Sweden.

Civil construction in Skanska's main markets remained weak. In the Nordic countries, civil construction was at an unchanged level. In South America, the market situation stabilized.

The increased vacancy rate in the markets where the Group is active in commercial project development will lead to a continued cautious approach to investments in new projects.

Ruling in tax case

A ruling of the Administrative Court of Appeal approved the tax deductions claimed by the Skanska Group related to the decline in value of the Polaris Aircraft Leasing limited partnership, in which Skanska is a limited partner.

This overturned the previous ruling in April 2001 of the County Administrative Court, which had been in favor of the Tax Authority and had disallowed the deductions.

Taking into account the change in tax value of Skanska's holding in the limited parnership, the ruling in the Administrative Court of Appeal had a positive impact of about SEK 400 M on 2003 earnings. The cash flow effect totaled more than SEK 750 M.

However, the Tax Authority has requested a hearing in the Supreme Administrative Court, and the case has thus not been finally decided.

Alleged cartel

As a result of the Swedish Competition Authority's investigation of a number of companies, among them Skanska, concerning alleged collusive anti-competitive practices related to contract tenders for asphalt and paving contracts, in March 2003 the Competition Authority filed suit against 11 companies with asphalt operations, among them Skanska. The suit requested a total amount of SEK 1.6 billion in fines for alleged infringements of the Swedish Competition Act, of which Skanska's share was SEK 664 M. Skanska denies the Competition Authority's allegations.

The case is unusually extensive. In December 2003, Stockholm City Court announced an "intermediate judgment" concerning interpretations of Section 6 of the Competition Act, in light of statements to the effect that the National Road Administration has participated in collusive anti-competitive practices aimed at the Administration's own procurements. This intermediate judgment is currently being examined by the Market Court.

The amount of the fine demanded by the Competition Authority, SEK 664 M, is reported in Skanska's financial statements as a contingent liability, in light of the great uncertainty that characterizes the outcome of this legal action.

In Norway and Finland as well, investigations by competition authorities are underway concerning possible involvement in anti-competitive activities in the asphalt and civil construction sector.

Changes in accounting principles and practices

In order to achieve uniform reporting of current-asset properties, the principle for reporting and classifying these properties was changed.

Current-asset properties are reported as commercial properties, other commercial properties and residential properties. Properties were previously reported divided into "Properties in real estate business" and "Other current-asset properties."

Effective from 2003, divestment of properties in Commercial Project Development, "Other commercial properties" and Residential Property Development is reported on a gross basis. The sale price is reported under "Net sales" and the book value is reported under "Construction, manufacturing and property management expenses." Previously, "Gain on sale of properties in real estate business" was reported on a separate line after "Gross income."

Writedown of project development properties under Commercial Project Development and other commercial properties is also reported in gross income as a construction, manufacturing and property management expense. These writedowns were previously reported on a separate line after gross income.

As an adjustment to Recommendation No. 22 of the Swedish Financial Accounting Standards Council, "Presentation of Financial Statements," Skanska changed its reporting of joint ventures.

All joint ventures in limited company form are reported according to the equity method. Previously, joint ventures in the Construction and Services business stream were reported according to the proportional (pro-rata) method. This change means that Gammon Skanska is now being reported according to the equity method. Construction consortia, which usually operate in the form of partnerships, are reported as in-house operations.

Comparative figures have been adjusted accordingly.

Starting in 2003, pensions are reported in compliance with Recommendation No. 29 of the Swedish Financial Accounting Standards Council, "Employee Benefits."

The effects of this change in accounting principle were charged directly to shareholders' equity, which decreased by SEK 1,110 M. Pension liabilities rose by about SEK 1,600 M, and the Group's net interest-bearing liabilities rose by about SEK 1,360 M. Application of RR 29 means that defined-benefit and similar pension plans in all of the Group's subsidiaries are now reported according to common principles. RR 29 has no nonrecurring effect on cash flow, and the Group's commitments in each country are not affected by the change in accounting principle. Pensions were previously reported according to the local rules in each country. See note 2A.

A more extensive description of changes in accounting principles can be found in the "Accounting and valuation principles" section of this Annual Report.

Transition to International Financial Reporting Standards (IFRS)

Beginning in 2005, the Group will comply with International Financial Reporting Standards (IFRS, previously called IAS). The Annual Report for 2004 will thus be the last annual report prepared according to the recommendations of the Swedish Financial Accounting Standards Council.

The interim report for the first quarter of 2005 and the Annual Report for 2005 will contain a comparison between the Group's financial reports for 2004 in compliance with IFRS and in compliance with the Group's existing accounting principles.

The recommendations of the Swedish Financial Accounting Standards Council have gradually moved closer to IFRS. However, there are still a number of differences between these recommendations and IFRS. The number of differences is increasing as a result of the changes in IFRS currently being implemented. Not all IFRS principles that will be applied in 2005 are available yet in their definitive form. Swedish legislation is not yet fully coordinated with IFRS. Based on what is known today, the major differences between the Group's current accounting principles and the coming IFRS principles will be the following:

- reporting of financial instruments, which implies that a larger number of instruments will be reported at fair value and also tightens requirements for allowing the reporting of hedging,
- goodwill and certain intangible assets will not longer be amortized on a straight-line basis. Instead it will be mandatory to examine each year whether a need for writedowns exists.

The Group's financial reports will also be affected by changes in classification requirements and information requirements in compliance with IFRS. These changes may also affect financial ratios. The Group has not yet moved far enough in its introduction of IFRS to be able to quantify these changes, however.

The Group is currently reviewing its reporting procedures to ensure that it can collect the data needed for IFRS reporting. During the last quarter of 2004, the Group intends to inform the stock market and analysts in greater detail of what effects the introduction of IFRS will have on the Group's financial reporting.

Events after the end of the financial year

In January 2004. Skanska announced decisions to divest some of the specialized companies in Skanska Sweden as well as portions of Skanska IT Solutions in Skanska Services, whose businesses are not considered part of the Group's core operations. The divestment process is intended to take place during 2004 and 2005.

The companies affected are Skanska Installation, Myresjöhus, Flexator and Temporent, the portion of Skanska Prefab that works with ground products and Skanska Glasbyggarna plus the IT section and central staff units of Skanska IT Solutions.

In 2003, the net sales of the businesses included in the planned divestments were SEK 3.6 billion. Capital employed amounted to approximately SEK 1.1 billion. These businesses have a total of about 2,100 employees.

Order bookings and backlog

Order booking declined by 10 percent and amounted to SEK 121,128 M (134,625). Adjusted for currency rate effects, order bookings fell by 1 percent. This currency rate effect is related to the increased value of the Swedish krona against the currencies of most of the Group's home markets. For comparable units, order bookings declined by 2 percent. In terms of local currencies, order bookings rose in such units as Skanska USA Building, Skanska USA Civil, Skanska Latin America, Finland and Norway. In Sweden, the Czech Republic, Poland, Denmark, United Kingdom and Skanska Services, order bookings fell.

Order bookings and backlog


SEK bn
200
175
150
125
100
75
50
25
0
Q1 -02
Q2 -02
Q3 -02
Q4 -02
Q1 -03
Q2 -03
Q3 -03
Q4 -03
Order backlog
Order booking per quarter
Order booking rolling 12 months

Major orders received during the year included the first privately financed highway project in Norway, worth about SEK 1.6 billion, and a maintenance facility for subway trains in New York City worth about SEK 1.4 billion.

A contract was signed to finance, design, construct and handle operation (repairs and maintenance) of the new acute hospital in Derby, United Kingdom. The contract, including a 35 year facilities management agreement, is worth SEK 6.1 billion.

During 2003, a preferred bidder agreement was signed in which Skanska BOT, in consortium with another company, was selected to carry out the UK's largest privately financed hospital project to date, related to the redevelopment of two hospitals in central London, St. Bartholomew's Hospital and The Royal London Hospital.

The assignment could become the largest ever secured by Skanska and entails a total undertaking comprising the design, construction, operation and maintenance of the hospitals, as well as investment and participation in the consortium of owners that will operate the hospitals during the 38 year concession period.

The value of the construction project is about SEK 13 billion (GBP 1 billion). Skanska UK will be responsible for the construction and will also participate in providing operation and maintenance, the value of which is not included in the construction project. Skanska's investment amounts to approximately SEK 350 M. It is expected that contracts and financing agreements will be signed early in 2005.

Among other major orders were water and wastewater treatment system contracts worth SEK 3.0 billion altogether which Skanska USA Civil received during the year. Skanska Sweden was awarded the largest contract for construction of a portion of the Botniabanan rail project in northern Sweden, worth SEK 1.3 billion. Skanska USA Building was selected to complete the design and construct the U.S. Census Bureau's new headquarters. Skanska USA Building also received a number of major hospital and school contracts.

Skanska Services signed a five-year facilities management contract with SAAB Aerospace worth about SEK 0.5 billion.

Order bookings and backlog

Market, SEK M	Order bookings 2003	Order bookings 2002	Order backlog 2003	Order backlog 2002
Sweden	22,694	24,352	13,797	14,535
Norway	9,165	8,812	5,690	6,116
Denmark	3,608	4,341	1,999	1,761
Finland & Eastern Europe	9,873	9,193	6,202	5,564
Poland	3,144	5,003	2,730	3,917
Czech Republic	8,816	9,671	7,426	8,467
United Kingdom	13,384	16,521	17,192	20,414
USA Building	32,178	35,260	38,055	45,490
USA Civil	12,567	14,791	17,405	22,252
South America	2,401	2,103	2,087	2,040
Skanska International Projects	528	170	1,333	2,137
Services	2,204	2,672	2,387	2,386
Other markets	566	1,736	98	86
Total	**121,128**	**134,625**	**116,401**	**135,165**

Order backlog

Order backlog declined by 14 percent to SEK 116,401 M (135,165). Currency rate effects account for 12 percent. For comparable units, order backlog fell by 14 percent. In local currencies, order backlog declined by 2 percent.

Of total order backlog, 86 percent was related to operations outside Sweden. North American operations accounted for 48 percent of total order backlog.

Year-end order backlog was equivalent to about one year of construction work.

Net sales

Net sales declined by 6 percent to SEK 132,879 M (142,033). Currency rate effects had a negative impact of 9 percent on net sales. Excluding currency rate effects, net sales rose by 3 percent.

Net sales outside Sweden



SEK bn
%
170,000
150,000
130,000
110,000
90,000
70,000
50,000
30,000
10,000
-10,000
90
80
70
60
50
40
30
20
10
2000
2001
2002
2003
Net sales
Outside Sweden, %

Of net sales, 27 percent were related to operations in Sweden. For comparable units, net sales declined by 8 percent. Excluding currency rate effects, net sales rose by 1 percent for comparable units.

Income

Gross income reached SEK 12,906 M (11,581). This included income from business operations as well as capital gains on the sale of commercial and residential project development properties. It also included writedowns in project development operations and loss provisions in ongoing projects as well as certain restructuring expenses.

Selling and administrative expenses amounted to SEK 8,453 M (10,315). Selling and administrative expenses also included goodwill amortization and writedowns as well as certain restructuring expenses. In the comparative year, 2002, large goodwill writedowns and large restructuring expenses were charged to earnings.

Share of income from associated companies mainly included Skanska's share of income from BOT operations as well as its share of income from Gammon Skanska in Hong Kong. In the comparative year, writedowns of acquisition goodwill were charged to earnings in Gammon Skanska.

Performance analysis

SEK M	Jan–Dec 2003	Jan–Dec 2002
Net sales		
Construction and Services	121,602	136,361
Commercial Project Development	8,861	2,214
Residential Project Development	6,334	7,333
BOT	87	38
Central and eliminations	-4,005	-3,913
Skanska Group	**132,879**	**142,033**
Operating income		
Construction and Services	1,685	2,263
Commercial Project Development	3,061	1,049
Residential Project Development	298	377
BOT	27	-41
Central	-484	-688
Closed-down operations	10	-262
Lump-sum writedown	0	-1,645
Eliminations	-65	-72
Skanska Group	**4,532**	**981**
Net interest items	-393	-631
Other financial items	-67	-277
Net financial items	**-460**	**-908**
Income after financial items	**4,072**	**73**
Taxes	-1,303	-856
Minority interests	-8	-54
Net income for the year	**2,761**	**-837**
Earnings per share for the year	6.60	-2.00

Operating income amounted to SEK 4,532 M (981).

In *Construction and Services*, operating income fell by 25.5 percent to SEK 1,685 M.

The Group's Polish, Swedish, Czech and South American operations as well as Skanska Services showed an especially positive trend of earnings. Operating income was adversely affected by losses in Skanska's Russian operations, lower business volume and loss provisions on projects at Skanska USA Building as well as poorer earnings in a few Skanska USA Civil projects in California. Earnings in British operations were affected primarily by higher tender-related expenses for PFI projects, but also by re-appraisals of certain projects.

The operating margin in Construction and Services, excluding a lump-sum writedown of acquisition goodwill in 2002, amounted to 1.4 (1.7) percent.

Residential Project Development reported a decline in operating income to SEK 298 M (377).

In Sweden and Norway, lower sales had a negative impact on operating income. In Swedish operations, expenses of about SEK 50 M for changes and improvements in the design of ongoing projects and for marketing activities related to unsold residential units were charged to operating income. Norwegian operations reported lower operating income due to lower business volume. Operations in the Czech Republic and Finland increased or maintained their earnings levels. In Polish operations, previously completed residential units are being sold and no new project development is currently underway. The divestment of the American residential development company Spectrum Skanska contributed to lower operating income.

Commercial Project Development increased its operating income to SEK 3,061 M (1,049), of which capital gains on the sale of properties totaled SEK 2,399 M (294).

A number of large divestments of completed commercial projects were carried out during 2003. The sale of the CityCronan property in central Stockholm was completed. The buyer was a German property investment fund, and the sale price totaled about SEK 2.3 billion, with a capital gain of about SEK 1.1 billion. A portfolio of 10 properties in the Stockholm and Öresund regions was sold early in the year. The sale price was about SEK 2 billion and the capital gain totaled nearly SEK 0.5 billion. The buyer was an American investment bank. The Hagaporten property in the Stockholm suburb of Solna, where the Skanska Group has its headquarters, was sold during the year to a German fund for SEK 1.3 billion, with a capital gain of SEK 0.3 billion. In conjunction with the sale, Skanska signed a ten-year lease for about 70 percent of the property. The Group will continue to have its headquarters in the building.

BOT increased its operating income from SEK –41 M to SEK 27 M.

Skanska BOT develops and invests in privately financed infrastructure projects in cooperation with Skanska's construction units. BOT is part owner in 11 projects, of which 3 are completed and in operation.

Corporate overhead shrank to SEK –484 M (–688).

The item "Closed down operations" includes Skanska Telecom Networks, which was discontinued in 2002.

Operating income, SEK M



Quarter
Rolling 12 month
2,500
2,000
1,500
1,000
500
0
-500
-1,000
5 000
4 000
3 000
2 000
1 000
0
-1 000
Q1 -02
Q2 -02
Q3 -02
Q4 -02
Q1 -03
Q2 -03
Q3 -03
Q4 -03
■ Gain on sale of commercial properties
□ Operations excluding gain on sale of commercial properties
– Operating income, rolling 12 months

Income after financial items

Income after financial items totaled SEK 4,072 M (73). Net financial items improved to SEK –460 M from SEK –908 M. As a consequence of lower debt, net interest items improved to SEK –393 M (–631). During the year, Skanska capitalized interest of SEK 84 M (144) in its residential and commercial project development operations, among other operations. Other financial items amounted to SEK –67 M (–277). The comparative year included expenses to safeguard commitments and cover deficits in the Group's Swedish pension funds.

Net profit for the year

After subtracting the year's tax expenses of SEK 1,303 M, net profit for the year amounted to SEK 2,761 M (–837). The tax rate amounted to 32 percent. The reason for the Group's low tax rate is that a relatively large share of earnings in 2003 comes from countries in Europe with lower corporate tax rates than in the United States. Another reason was a tax repayment that reduced taxes by about SEK 400 M, due to the Administrative Court of Appeal's ruling concerning previously claimed tax deductions (the "aircraft leasing" cases).

Net profit per share totaled SEK 6.60 (–2.00).

Earnings per share



SEK
14
12
10
8
6
4
2
0
-2
-4
1999
2000
2001
2002
2003

Commercial Project Development and Residential Project Development

At year-end, there were about 6,100 residential units under construction, of which 71 percent were sold. The number of unsold completed residential units was about 470.

The book value of current-asset properties in Residential Project Development totaled SEK 3.4 billion. The book value of undeveloped land and development properties mainly for housing construction totaled about SEK 2.0 billion, which was equivalent to building rights for about 20,000 residential units. The divestment of Spectrum Skanska decreased book value by SEK 0.9 billion.

Commercial Project Development has seven projects underway, five of them in Sweden. During the year, Skanska sold a large number of fully developed commercial projects for a total of about SEK 7.6 billion, with a capital gain amounting to SEK 2.4 billion.

Ongoing projects represent leasable space of 89,000 sq. m (958,000 sq. ft.) and are 55 percent pre-leased. At the end of 2003, their book value totaled SEK 0.5 billion (1.6). Their book value upon completion is expected to total SEK 1.1 billion, with an estimated market value of SEK 1.4 billion. Expected yield, based on book value, was estimated at 10 percent.

Book value

SEK M	2003	2002
Commercial space	9,249	12,610
Other commercial properties	1,051	2,120
Residential units	3,394	4,814
	13,694	**19,544**

Operating net for completed commercial space amounted to SEK 750 M (789), which was equivalent to an operating net margin of about 66 (69) percent.

Skanska's estimate of the market value of finished properties on December 31, 2003, which was partially carried out in collaboration with external appraisers, indicated a market value of approximately SEK 8.8 billion (11.1), including partly owned properties. The corresponding book value in the consolidated financial statements was SEK 5.7 billion (7.2). The occupancy rate in terms of rent amounted to 87 percent.

Including projects that were reported as completed on January 1, 2004, estimated total market value amounted to some SEK 9.4 billion, with a corresponding book value of SEK 6.2 billion. The book value of Skanska's undeveloped land and development properties for commercial construction totaled about SEK 2.6 billion (1.9).

After the redistribution of book value from "Properties in real estate operations" and "Other current-asset properties" to the Residential Project Development and Commercial Project Development business streams, a number of commercial projects remain in Construction and Services while awaiting divestment.

These projects, labeled "Other commercial properties," were reported in the Construction and Services business stream. Gain on sale of properties amounted to SEK 72 M (80). Book value at year-end was SEK 1,051 M.

Investments

The Group's investments totaled SEK 6,927 M (9,696) and its divestments totaled SEK 13,841 M (7,483) during the year. Net divestments thus amounted to SEK 6,914 M (–2,213).

Investments

Operations	2003	2002
Investments		
Intangible fixed assets	-51	-52
Tangible fixed assets	-1,309	-1,636
Assets in BOT operations	-115	-579
Shares	15	0
Residential units	-3,772	-4,692
Commercial space	-1,600	-2,198
	-6,832	**-9,157**
Divestments		
Intangible fixed assets	4	9
Tangible fixed assets	381	522
Assets in BOT operations	1	0
Residential units	4,581	5,328
Commercial space	8,375	1,273
	13,342	**7,132**
Net investments in operations	**6,510**	**-2,025**
Strategic investments		
Investments		
Businesses	-90	-498
Shares	-5	-41
	-95	**-539**
Divestments		
Businesses	66	0
Shares	433	351
	499	**351**
Net strategic investments	404	-188
Total net investments	**6,914**	**-2,213**

Residential Project Development reported net divestments of SEK 809 M during the year. Divestments of completed residential projects during 2003 totaled SEK 4,581 M, while investments amounted to SEK 3,772 M. The volume of divestments and investments declined significantly compared to the preceding year.

Commercial Project Development reported net divestments of SEK 6,775 M. Investments amounted to SEK 1,600 M and divestments SEK 8,375 M. The volume of divestments rose sharply during the year.

Investments in fixed assets fell to SEK 1,309 M (1,636) and were related to ongoing replacement investments in business operations.

Net divestments in operations amounted to SEK 6,510 M (–2,025).

Skanska acquired businesses worth SEK 95 M and sold businesses and shares worth SEK 499 M. Among the acquisitions were the American company BFW Construction and the remaining shares in Bayshore Concrete Company as well as the Slovakian company Banské Stavby and acquisitions of companies in the Services sector.

Divestments included the sale of Skanska's shareholding in Nobia and the sale of its operations in Latvia, Lithuania and Hungary, as well as the sale of the Group's holding in the partly owned Norwegian company Contiga A/S.

Net strategic investments thus totaled SEK 404 M (–188).

The Group's cash flow

Cash flow for the year improved from SEK –2,072 M to SEK 1,888 M.

Cash flow

SEK M	2003	2002
Cash flow from business operations before change in working capital	3,442	4,278
Change in working capital	913	-1
Net investments in business operations	6,510	-2,025
Adjustment in payment dates of net investments[1]	48	1,142
Taxes paid in business operations	-943	-1,428
Cash flow from business operations	**9,970**	**1,966**
Net interest items and other financial items	-430	-668
Change in interest-bearing receivables and liabilities	-8,067	-1,115
Taxes paid in financing operations	135	156
Cash flow from financing operations	**-8,362**	**-1,627**
Cash flow from operations	**1,608**	**339**
Net strategic investments	404	-188
Taxes paid on net strategic investments	740	-917
Cash flow from net strategic investments	**1,144**	**-1,105**
Dividend etc.	-864	-1,306
Cash flow for the year	**1,888**	**-2,072**
Liquid assets, January 1	5,763	8,630
Exchange rate differences in liquid assets	-614	-795
Liquid assets, December 31	**7,037**	**5,763**

1 "Adjustment in payment dates of net investments" refers to payments made during the year in question related to investments/divestments in prior years, or unpaid investments/divestments related to the year in question.

Cash flow from business operations rose from SEK 1,966 M to SEK 9,970 M, an increase of SEK 8,004 M. Cash flow from changes in working capital improved, while cash flow from underlying operations was lower than in 2002. Advance payments related to PFI projects in the United Kingdom and a number of large payment settlements of outstanding accounts payable contributed to the improvement in cash flow from working capital.

The large volume of property divestments in Commercial Project Development and Residential Project Development was reflected in cash flow from net investments in business operations.

The main explanation for the year's negative cash flow of SEK –8,362 M (–1,627) from financing operations is that a large proportion of the positive cash flow from business operations was used to pay off interest-bearing debt.

The positive cash flow of SEK 1,114 M (–1,105) from strategic net investments was mainly attributable to the divestment of Skanska's shareholding in Nobia as well as the repayment of more than SEK 750 M from the Tax Authority due to the rulings of the Administrative Court of Appeals related to the "aircraft leasing" cases.

Financing and liquidity

At year-end 2003, the Group had an interest-bearing net asset position, including provisions, amounting to SEK 150 M, compared to net interest-bearing debt of SEK 9,376 M at the end of 2002. Net interest items, before taking into account capitalized interest, amounted to SEK –477 M (–775). The change is mainly attributable to a sharp change in the relationship between interest-bearing assets and liabilities, as well as lower interest rates in most home markets.

Interest-bearing assets rose to SEK 10,241 M (7,749). Of these assets, receivables in foreign currencies accounted for 49 (76) percent. The average fixed-interest period for all of the Group's interest-bearing assets was 0.1 (0.2) year, and the interest rate averaged 2.66 (2.78) percent.

Change in interest-bearing net debt

Based on the Group's operating cash flow statement

	2003	2002
Net debt, January 1	**-9,376**	**-7,376**
Change in accounting principle for pensions in compliance with RR 29	-1,362	
Cash flow from business operations	9,970	1,966
Cash flow from financing operations excluding change in interest-bearing liabilities and receivables	-295	-512
Cash flow from strategic investments	1,144	-1,105
Dividend etc	-864	-1,306
Interest-bearing liabilities acquired/divested	846	-175
Change in interest-bearing pensions, 2002	-	-656
Other reclassifications	-459	247
Translation differences	427	-389
Other	119	-70
Net debt, December 31	**150**	**-9,376**

The Group's interest-bearing liabilities and provisions decreased to SEK 10,091 M (17,125). The average fixed-interest period for all interest-bearing liabilities was 1.1 (0.8) year, and the average maturity for interest-bearing liabilities amounted to 2.2 (2.4) years.

The average interest rate for all Group interest-bearing liabilities amounted to 4.62 (5.16) percent at year-end. The proportion of loans in foreign currencies decreased to 33 (48) percent.

At year-end, the Group's unutilized credit facilities amounted to SEK 5,227 M (5,541).

Currency hedging

The Group consists mostly of business units with operations in their respective home market and with transactions mainly in local currency.

In those cases where contracted inflows in foreign currencies are not offset by outflows in the same currency, the foreign currency is sold by means of forward contracts.

The Group's earnings are marginally affected by this hedging measure.

Unrealized gains and losses in forward contracts are part of the valuation of each project. Shareholders' equity in foreign subsidiaries is normally not currency hedged, since these sums are regarded as investments of a long-term nature. Exceptions may occur, however. Given the large scale of the shareholders' equity denominated in American dollars, the shareholders' equity of the Group's U.S. subsidiaries is currency-hedged. Skanska's portion of the shareholders' equity in two former property companies in the United Kingdom has also been currency-hedged. In Commercial Project Development and BOT operations, investments are normally financed through loans in functional or local currencies.

Return on shareholders' equity and capital employed

In keeping with the Group's strategic plan, capital employed was gradually reduced. The plan that was presented in January 2003 estimated that the Group's capital employed could be decreased to SEK 30 billion. SEK 16 billion was allocated to Construction and Services, SEK 3 billion to Residential Project Development, SEK 8 billion to Commercial Project Development and SEK 3 billion to BOT.

Capital employed was sharply reduced during the year. In Construction and Services as well as Residential Project Development, capital employed dropped below the target figure, while the Commercial Project Development business stream approached its target figure. BOT operations are in a build-up phase.

At year-end 2003, the Group's capital employed amounted to SEK 24,460 M (31,640).

Return on capital employed rose from 4.2 per cent to 17.1 percent.

Return on equity and return on capital employed



%
40
30
20
10
0
-10
2000
2001
2002
2003
Equity
Capital empoyed

The shareholders' equity of the Group decreased to SEK 14,169 M (14,217), divided into SEK 11,267 M (11,532) of unrestricted equity and SEK 2,902 M (2,685) of restricted equity. Provisions to restricted equity amounted to SEK 0 M (0). The main explanations for the drop in shareholders' equity were the payment of a dividend of SEK 837 M for the 2002 financial year and the application of Recommendation No. 29 of the Swedish Financial Accounting Standards Council, "Employee Benefits," which had a nonrecurring negative effect of SEK 1,110 M. Beyond this, negative currency translation effects on the shareholders' equity of foreign subsidiaries, taking into account currency hedging measures, totaled about SEK 900 M.

Return on shareholders' equity amounted to 19.5 (–5.2) percent.

Equity/assets and debt/equity ratio

The visible equity/assets ratio rose from 18.9 percent to 21.5 percent. One contributing reason for the increase in the equity/ assets ratio was the Group's systematic effort during the year to reduce capital employed and thereby total assets.

Because of the reduction in net debt, the debt/equity ratio declined from 0.6 to 0.0.

Equity/assets and debt/equity ratio



%
times
25
20
15
10
5
0
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
2000
2001
2002
2003
Equity/assets, %
Debt equity

Changes in the Board and management

At the Annual Shareholders' Meeting in May 2003, Board members Per-Olof Eriksson and Eliot Cutler resigned. Elected as new members were Ulrika Francke and Jane Garvey as well as Stuart Graham, President and CEO.

Among the Board members appointed by employee organizations, no changes occurred.

In April, Daniel Johannesson, Executive Vice President, left the Senior Executive Team.

In August, Keith Clarke, Executive Vice President, resigned from the Senior Executive Team. In June, Tor Krusell was appointed Senior Vice President Human Resources and a member of the Senior Executive Team. After this, the Senior Executive Team has the following structure and allocation of chief responsibility for the business units reporting directly to it:

Stuart Graham, President and CEO, is responsible in the Group's Senior Executive Team for Skanska USA Building, Skanska USA Civil och Skanska Services.

Capital employed by business stream

	Construction and Services	Residential Project Development	Commercial Project Development	BOT	Central	Total
Intangible fixed assets	4,304	8	0	387	19	4,718
Tangible fixed assets	6,657	46	7	1	19	6,730
Shares and participations	739	98	63	720	-170	1,450
Commercial properties	1,051	0	9,485	0	-236	10,300
Residential properties	16	3,391	0	0	-13	3,394
Interest-bearing receivables	1,673	213	140	95	1,083	3,204
Net working capital	-8,282	-963	-314	21	-2,835	-12,373
Cash & bank balances	3,371	138	78	19	3,431	7,037
Capital employed	**9,529**	**2,931**	**9,459**	**1,243**	**1,298**	**24,460**

Hans Biörck is Executive Vice President and Chief Financial Officer (CFO).

Thomas Alm, Executive Vice President, is responsible in the Senior Executive Team for the operations of Skanska UK, Skanska Latin America, Skanska International and Skanska BOT.

Johan Bergman, Executive Vice President, is responsible in the Senior Executive Team for the operations of Skanska Poland as well as for Skanska Project Development Sweden and Skanska Project Development Europe.

Johan Karlström, Executive Vice President, is responsible in the Senior Executive Team for Skanska Sweden, Skanska Denmark, Skanska Norway, Skanska Finland and Skanska CZ (Czech Republic).

Tor Krusell is Senior Vice President Human Resources.

The work of the Board of Directors

The work of the Board follows a yearly agenda, which is established in the Board's rules of procedure. In preparation for each Board meeting, the Board receives carefully compiled information in a format established by the Board. These procedures are aimed at ensuring that the Board receives relevant information in preparation for all Board meetings. All information is formulated in the English language.

The Board of Directors consists of nine members elected by the Annual Shareholders' Meeting plus three members and three deputies for these, appointed by the employees. During the year, the Board held eight meetings. At its October 2003 meeting, the Board visited the Group's operations in the United States, including a work site visit to view Skanska's construction of the new high-speed rail connection to John F. Kennedy Airport in New York City.

Among the more important issues that the Board dealt with were strategic issues, financial reporting and governance of the Group's operations.

The Board has appointed from among its own members a Compensation Committee and an Audit Committee. During 2003 the Board also established a special Project Review Committee, which has the Board's mandate to make decisions on major construction projects, purchases and divestments of properties and investments in BOT projects. The Project Review Committee, like the Compensation and Audit Committees, routinely reports to the Board at each meeting, in accordance with the mechanisms specified in the Board's rules of procedure.

The Company's auditors are present at the meeting each February dealing with the annual financial statements, in order to report their observations from the auditing task directly to the Board.

The company's auditors were present at all meetings of the Audit Committee.

The committees of the Board have the following composition: The Compensation Committee consists of Sverker Martin-Löf, Chairman, and Arne Mårtensson, with the President and CEO as rapporteur. The Audit Committee consists of Anders Nyrén, Chairman, and Finn Johnsson, with the Chief Financial Officer (CFO) as rapporteur. The Project Review Committee consists of Sverker Martin-Löf, Chairman, Roger Flanagan, Anders Nyrén and Nils-Erik Pettersson, with the President and CEO as rapporteur.

Research and development

During the 2003 financial year, the Group's scientific research shifted toward implementation of earlier research findings in its business units.

Total development work is difficult to quantify, since such expenses are often included in ongoing projects.

To reinforce and enhance Skanska's position as a leading international construction company, access to knowledge plays an increasingly large role. Research and development may be regarded as an advanced knowledge bank, which can give Skanska an advantage over its competitors if properly utilized. In an organization containing many geographic home markets on four continents, effective transfer of knowledge between the various business units is of strategic importance. Skanska is therefore devoting ever greater resources to building up knowledge and knowledge networks, including the implementation of best practices in its projects.

Some interesting projects that have benefited from Skanska's research and development program are:

- Minimization of moisture risks in development of buildings – 4M (moisture, mold, materials & methods) – including analysis of construction processes in the Nordic markets and in the United States and the development of methods and systems that will reduce the risks of future moisture-related problems.
- Further development of Skanska's Operational Risk Assessment (ORA) system – whose methodology has been developed with the aid of scientific experts.
- Second opinions in technically complicated projects, aided by scientific experts.
- Establishment of a major European research project with 32 partners on analysis and reinforcement of bridge structures, in which Skanska has been assigned responsibility for project management.

The environment

More than one third of the Group's projects maintain higher environment standards than required by law in each respective country. Foresighted customers often take the initiative for such projects, but equally often Skanska does so.

Much of this trend is attributable to the ISO 14001-certified environmental management systems that cover more than 95 percent of the Group's operations. Follow-ups occurred during 2003 by means of more than 1,500 internal and 140 external environmental audits, a deliberate reduction compared to the previous year due to greater efficiency. No significant non-conformities were reported by the external auditors.

Operations in Sweden include a few facilities that are required to obtain permits and submit registration documents. Their environmental impact is relatively minor and does not cause more than small quantities of atmospheric emissions and discharges to water.

For a more detailed description of Skanska's sustainability work, see the 2003 Sustainability Report and the related information posted on Skanska's Internet web site, www.skanska.com.

Ethics

During 2003, the introduction of Skanska's Code of Conduct and its principles continued at all levels. This work included the publication of a Code of Conduct Guideline, large-scale training programs as well as a follow-up and reporting system.

The Guideline document has two purposes: providing further information on interpreting the Code of Conduct and providing back-up for the process of introducing the Code of Conduct at Skanska's business units.

A number of business units have carried out employee training programs. During 2003, for example, Skanska's units in Sweden implemented business ethics training for about 2,500 managers, mainly focusing on competition rules and corruption legislation. As part of the Group's training programs, the Code of Conduct has been translated to all languages used in the business units.

The task of developing a program for following up and reporting on compliance with the Code of Conduct is currently underway.

Personnel

The average number of employees in the Group during the year was 69,669 (72,698). This included 14,236 (15,014) employees in Sweden.

The Group's human resources departments were strengthened during 2003 by increased activities at the corporate level, supplemented by closer collaboration with activities being carried out in Skanska's line operations. One of the most important goals of the Group's strategy is to attract and retain the best employees in the market. The review of the Group's talent management program, that began in 2002 thus continued during 2003, and the announced changes in the program have taken shape. The new management development tool has been used on the 250 highest executives in the Group. They were assessed and received feedback on such important characteristics as customer focus, leadership qualities and technical and business skills.

One important element of the program is to ensure that future high-level managers possess a knowledge and understanding of what is required to be top executives at Skanska. The Group has thus established contact with the International Institute for Management Development (IMD) in Switzerland, which will provide suitable tools as well as train all new senior executives in their new role. The first program, including participants from all four business streams, started in November.

Options

Thirty-one senior executives hold a total of 3,540,000 employee stock options, divided into two programs. The 2000-2005 employee stock options encompass 1,236,000 options with an exercise price of SEK 94.40. The 2001-2006 employee stock options consists of 2,304,000 options with an exercise price of SEK 128.

The option programs encompass synthetic options and settlement will take place in cash. The options were provided free of cost and may only be exercised on the condition that the person is still employed by Skanska on the exercise date or has retired with a pension. Those who receive stock options may not transfer the right to exercise them.

The synthetic option programs are reported in the balance sheet as a provision if the market price of a Skanska Series B share on the balance sheet exceeds each respective exercise price. The change in this provision during the year is included in the income statement and is reported as a personnel expense. Because the market price on December 31, 2003 was below the exercise price, no such personnel expense was reported.

Most of the obligations that the synthetic option programs may cause, if the market price of a Skanska Series B share exceeds the respective exercise price on the balance sheet date, have been hedged with the aid of equity swaps related to shares in Skanska AB. The difference between the market price on the balance sheet date and the initial prices of the swap agreement is reported directly against shareholders' equity.

The market price of a Skanska share on December 31, 2003 was below the exercise prices related to the equity swaps. The year's change of about SEK 42 M was reported directly against shareholders' equity. The option programs do not result in any dilution of shareholders' equity.

Annual Meeting

The Annual Shareholders' Meeting of Skanska AB will be held at 5:00 p.m. on March 30, 2004 at the Berwald Hall, Dag Hammarskjölds väg 3, Stockholm. Sweden.

The nomination committee of Skanska AB consists of Sverker Martin-Löf, Chairman of Skanska AB and Vice Chairman of AB Industrivärden; Carl-Olof By, Executive Vice President of AB Industrivärden; Staffan Grefbäck, Head of Investment Management at Alecta; Per Ludvigsson, President of Inter IKEA Investment AB; Mats Guldbrand, Equities Manager, AMF Pension; and Curt Källströmer, Head of the Chairman's Office, Svenska Handelsbanken.

Proposed dividend

The Board of Directors proposes a regular dividend of SEK 3.00 (2.00) for the 2003 financial year, which is equivalent to a total payment of SEK 1,256 M (837).

The regular dividend shall reflect the portion of estimated sustained profit after taxes that is not needed to develop the Group's core business. The ambition is that the dividend shall grow over time. Based on the Group's foreseeable capital needs, surpluses in shareholders' equity shall be transferred in an effective way to the shareholders.

Parent Company

Profit for the year amounted to SEK 1,416 M (1,189). The average number of employees was 56 (56).

Market outlook

Construction investments remain weak in Skanska's main markets, except for the Czech Republic and Private Finance Initiative (PFI) projects in the United Kingdom. The main reason for diminishing construction activity is the low volume of investment in industrial and commercial construction. In the U.S., investment activity in industrial and commercial construction is at a low level. This was previously offset by projects in the healthcare and education sectors, but lower public appropriations are expected to have adverse effects in these sectors as well. Industrial construction in the U.S. is expected to increase at the same pace as private investments. Swedish construction is decreasing due to lower activity in commercial building. Except for PFI project volume in the U.K., British investments in other segments of importance to Skanska are decreasing. The Polish commercial construction market is beginning to show some signs of recovery, but the competitive situation is difficult.

Residential construction remains at a high level in the Czech Republic, Finland and Russia. In Norway, the demand for housing units rose during the second half of 2003. In Sweden, most residential construction today consists of units in the medium and lower price segments, for which there is heavy demand.

Civil construction in Skanska's main markets is showing certain signs of slow recovery. American civil construction is expected to diminish over time as a consequence of large budget deficits in individual states. However, New York City and vicinity, where Skanska has a strong position in infrastructure construction, is expected to outperform the U.S. as a whole in the next few years. In Finland, civil construction is increasing. In Sweden, the government's declaration that it intends to step up its infrastructure investments has generated hopes. The Czech Republic and Poland are expected to show some growth. In South America, the market situation has stabilized, with a good outlook for power transmission projects in the oil and gas industries, which are important sectors for Skanska's operations in this region.

The high vacancy rate in the markets where Skanska is active in commercial project development will lead to a continued cautious approach to investments in new projects.

Consolidated income statement

SEK M	Note	2003	2002
Net sales	6, 7	132,879	142,033
Construction, manufacturing and property management expenses	7	-119,973	-130,452
Gross income		**12,906**	**11,581**
Selling and administrative expenses	10	-8,453	-10,315
Income from joint ventures	21	83	-277
Income from associated companies	22	-4	-8
Operating income	8, 9, 11, 12, 23, 35, 36, 38	**4,532**	**981**
Income from associated companies	13, 22	2	5
Income from other financial fixed assets	12, 13	-601	-473
Income from financial current assets	13	209	476
Interest expenses and similar items	13	-70	-916
Income after financial items	14	**4,072**	**73**
Taxes on profit for the year	16	-1,303	-856
Minority interests		-8	-54
Net profit for the year		**2,761**	**-837**
Net profit per share, SEK	43	**6.60**	**-2.00**
Average number of shares	26, 43	418,533,072	418,533,072
Proposed dividend per share, SEK		3.00	2.00

See notes 1, 2, 3, 4, 5, 33, 37, 39, 40, 41, 42, 43, 44.

Consolidated balance sheet

SEK M	Note	2003	2002
ASSETS			
Intangible fixed assets	17		
Goodwill		4,259	5,360
Other intangible fixed assets	14	459	481
Total intangible fixed assets		**4,718**	**5,841**
Tangible fixed assets	18, 38		
Buildings and land		2,144	2,417
Machinery and equipment		4,482	5,286
Construction in progress		104	105
Total tangible fixed assets		**6,730**	**7,808**
Financial fixed assets	19		
Holdings in joint ventures	21	1,289	1,342
Receivables from joint ventures	37	224	196
Holdings in associated companies	22	85	129
Receivables from associated companies	37	0	17
Other long-term holdings of securities		76	547
Deferred tax claims	16	1,539	1,621
Other long-term receivables	38	1,732	645
Total financial fixed assets		**4,945**	**4,497**
Total fixed assets		**16,393**	**18,146**
Current-asset properties	14, 23		
Commercial Project Development		9,249	12,610
Other commercial properties		1,051	2,120
Residential Project Development		3,394	4,814
Total current-asset properties		**13,694**	**19,544**
Inventories	24	**828**	**865**
Current receivables	25		
Accounts receivable		18,481	21,499
Current receivables from joint ventures	37	522	219
Current receivables from associated companies	37	10	5
Recognized but non-invoiced revenue	7	4,814	4,896
Tax claims	16	415	310
Other current receivables		3,254	3,885
Prepaid expenses and accrued revenues		1,290	1,616
Total current receivables		**28,786**	**32,430**
Short-term investments		**218**	**303**
Cash and bank balances		**6,819**	**5,460**
Total current assets		**50,345**	**58,602**
ASSETS	31	**66,738**	**76,748**
of which, interest-bearing assets	30	10,241	7,749

See notes 1, 2, 3, 4, 5, 33, 39, 40, 41, 42, 43, 44.

SEK M	Note	2003	2002
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	26		
Capital stock		1,256	1,256
Restricted reserves		1,646	1,429
Restricted equity		**2,902**	**2,685**
Unrestricted reserves		8,506	12,369
Net profit for the year		2,761	-837
Unrestricted equity		**11,267**	**11,532**
Total shareholders' equity		**14,169**	**14,217**
Minority interests		**200**	**298**
Provisions	27		
Provisions for pensions and similar commitments	28	2,058	984
Provisions for taxes	16	3,104	2,317
Other provisions		3,230	3,078
Total provisions		**8,392**	**6,379**
Long-term liabilities, interest-bearing	29		
Bond loans		5,774	7,220
Liabilities to credit institutions		973	6,274
Liabilities to associated companies	37	0	8
Other liabilities		435	343
Total long-term liabilities, interest-bearing		**7,182**	**13,845**
Current liabilities	29		
Liabilities to credit institutions		691	1,280
Advance payments from customers	7	1,510	986
Accounts payable		14,019	16,540
Liabilities to joint ventures	37	14	42
Liabilities to associated companies	37	6	8
Tax liabilities	16	571	447
Invoiced but non-recognized revenue	7	9,311	10,175
Other liabilities		3,851	5,283
Accrued expenses and prepaid revenues		6,822	7,248
Total current liabilities		**36,795**	**42,009**
SHAREHOLDERS' EQUITY AND LIABILITIES	31	**66,738**	**76,748**
of which interest-bearing liabilities and provisions	30	10,091	17,125
Assets pledged	32		
Mortgages and comparable collateral for own liabilities and provisions		637	1,226
Other assets pledged and comparable collateral		778	568
Total assets pledged		**1,415**	**1,794**
Contingent liabilities	32, 37	**18,721**	**18,812**

See notes 1, 2, 3, 4, 5, 33, 37, 39, 40, 41, 42, 43, 44.

Consolidated statement of changes in shareholders' equity

SEK M	Capital stock	Restricted reserves	Unrestricted reserves	Net profit for the year	Total shareholders' equity
Shareholders' equity, December 31, 2001	1,256	1,428	15,165	22	17,871
Transfer of net profit for 2001			22	-22	0
Balance, January 1, 2002	**1,256**	**1,428**	**15,187**	**0**	**17,871**
Equity swaps for employee stock options			-85		-85
Exchange rate differences		0	-1,921		-1,921
Currency hedging			445		445
Total changes in shareholders' equity not reported in income statement		**0**	**-1,561**		**-1,561**
Transfer between restricted and unrestricted equity		1	-1		0
Dividend			-1,256		-1,256
Net profit for 2002				-837	-837
Shareholders' equity, December 31, 2002	**1,256**	**1,429**	**12,369**	**-837**	**14,217**
Transfer of net profit for 2002			-837	837	0
Effect of change in accounting principle, Note 2			-1,110		-1,110
Adjusted balance, January 1, 2003	**1,256**	**1,429**	**10,422**	**0**	**13,107**
Equity swaps for employee stock options			42		42
Exchange rate differences		-10	-1,700		-1,710
Currency hedging			806		806
Total changes in shareholders' equity not reported in income statement		**-10**	**-852**		**-862**
Transfer between restricted and unrestricted equity		227	-227		0
Dividend			-837		-837
Net profit for 2003				2,761	2,761
Shareholders' equity, December 31, 2003	**1,256**	**1,646**	**8,506**	**2,761**	**14,169**

See note 26.

Consolidated cash flow statement

SEK M	Note	2003	2002
Business operations			
Operating income		4,532	981
Adjustments for items not included in cash flow		-1,090	3,297
Taxes paid		-925	-1,401
Cash flow from business operations before change in working capital		**2,517**	**2,877**
Cash flow from change in working capital			
Acquisitions of current-asset properties		-5,353	-6,946
Divestments of current-asset properties		12,985	7,799
Change in inventories and operating receivables,		481	4,731
Change in operating liabilities		432	-4,732
Cash flow from change in working capital		**8,545**	**852**
Cash flow from business operations		**11,062**	**3,729**
Investment operations			
Acquisitions of Group companies	5	-90	-498
Acquisitions of intangible fixed assets		-51	-52
Acquisitions of tangible fixed assets		-1,309	-1,636
Acquisitions of assets in BOT operations		-115	-579
Acquisitions of shares		10	-41
Increase in interest-bearing receivables, loans provided		-1,423	-1,262
Divestments of businesses	5	66	0
Divestments of intangible fixed assets		4	9
Divestments of tangible fixed assets		381	522
Divestments of assets in BOT operations		1	0
Divestments of shares		433	351
Decrease in interest-bearing receivables, repayments of loans provided		164	1,119
Taxes paid		722	-944
Cash flow from investment operations		**-1,207**	**-3,011**
Financing operations			
Net interest items		-393	-631
Other financial items		-37	-37
Borrowings		552	2,614
Retirement of debt		-7,360	-3,586
Dividend paid		-837	-1,256
Distributed to minority interests		-27	-50
Taxes paid		135	156
Cash flow from financing operations		**-7,967**	**-2,790**
Cash flow for the year		**1,888**	**-2,072**
Liquid assets on January 1		5,763	8,630
Translation differences in liquid assets		-614	-795
Liquid assets on December 31		**7,037**	**5,763**

See note 34.

SEK M	Note	2003	2002
Change in interest-bearing net debt			
Net debt on January 1		**-9,376**	**-7,376**
Cash flow from business operations		11,062	3,729
Cash flow from financing operations excluding change in interest-bearing receivables		52	-2,868
Cash flow from financing operations excluding change in interest-bearing liabilities		-1,159	-1,818
Change in accounting principle for pensions in compliance with RR 29		-1,362	
Change in interest-bearing pensions			-656
Other reclassifications		-459	247
Net debt acquired/retired		846	-175
Exchange rate differences		427	-389
Other reclassifications		119	-70
Net debt on December 31		**150**	**-9,376**
Consolidated operating cash flow statement			
Cash flow from business operations before change in working capital and taxes paid		3,442	4,278
Change in working capital excluding current-asset properties		913	-1
Net investments in business operations		6,510	-2,025
Cash flow effect, adjustment in payment dates of net investments[1]		48	1,142
Cash flow before taxes paid		**10,913**	**3,394**
Taxes paid in business operations		-943	-1,428
Cash flow from business operations		**9,970**	**1,966**
Net interest items and other financial items		-430	-668
Change in interest-bearing receivables and liabilities		-8,067	-1,115
Taxes paid in financing operations		135	156
Cash flow from financing operations		**-8,362**	**-1,627**
Cash flow from operations		**1,608**	**339**
Net strategic investments		404	-188
Taxes paid on strategic investments		740	-917
Cash flow from strategic investments		**1,144**	**-1,105**
Dividend etc.		-864	-1,306
Cash flow for the year		**1,888**	**-2,072**

1 "Adjustment in payment dates of net investments" refers to payments made during the year in question related to investments/divestments in prior years, or unpaid investments/divestments related to the year in question.

Parent Company income statement

SEK M	Note	2003	2002
Net sales	6	127	219
Construction, manufacturing and property management expenses		-3	0
Gross income		**124**	**219**
Selling and administrative expenses		-309	-590
Operating income	11, 35	**-185**	**-371**
Income from holdings in Group companies	12, 13	1,841	1,853
Income from other fixed financial assets	13	78	87
Income from financial current assets	13	4	7
Interest expenses and similar items	13	-120	-323
Income after financial items		**1,618**	**1,253**
Allocations	15	-112	-35
Taxes on profit for the year	16	-90	-29
Net profit for the year		**1,416**	**1,189**

See notes 1, 2, 43, 44.

Parent Company cash flow statement

SEK M	2003	2002
Business operations		
Operating income	-185	-371
Adjustments for items not included in cash flow	4	7
Taxes paid	146	336
Cash flow from business operations before change in working capital	**-35**	**-28**
Cash flow from change in working capital		
Change in inventories and operating receivables	108	114
Change in operating liabilities	-150	58
Cash flow from change in working capital	**-42**	**172**
Cash flow from business operations	**-77**	**144**
Investment operations		
Acquisitions of tangible fixed assets	0	-1
Acquisitions of shares	0	-141
Increase in interest-bearing receivables, loans provided	-3	0
Divestments of tangible fixed assets	11	0
Divestments of shares	0	1,135
Decrease in interest-bearing receivables, repayment of loans provided	0	22
Cash flow from investment operations	**8**	**1,015**
Financing operations		
Net interest items	-42	-107
Other financial items	1,845	1,946
Retirement of debt	-729	-1,568
Dividend paid	-837	-1,256
Taxes paid	-168	-174
Cash flow from financing operations	**69**	**-1,159**
Cash flow for the year	**0**	**0**
Liquid assets on January 1	0	0
Liquid assets on December 31	**0**	**0**

See note 34.

Parent Company balance sheet

SEK M	Note	2003	2002
ASSETS			
Intangible fixed assets	17	18	20
Tangible fixed assets	18		
Buildings and land		9	18
Machinery and equipment		2	5
Total tangible fixed assets		**11**	**23**
Financial fixed assets	19		
Holdings in Group companies	20	10,565	10,565
Holdings in joint ventures	21	0	1
Receivables from Group companies	37	2,834	833
Deferred tax claims	16	79	72
Other long-term receivables		45	42
Total financial fixed assets		**13,523**	**11,513**
Total fixed assets		**13,552**	**11,556**
Current receivables			
Current receivables from Group companies	37	17	17
Tax claims		0	67
Other current receivables	25	23	23
Prepaid expenses and accrued revenues		8	116
Total current receivables		**48**	**223**
Total current assets		**48**	**223**
TOTAL ASSETS	31	**13,600**	**11,779**

See notes 1, 2, 43, 44.

SEK M	Note	2003	2002
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	26		
Capital stock		1,256	1,256
Restricted reserves		598	598
Rstricted equity		**1,854**	**1,854**
Retained earnings		5,198	4,804
Net profit for the year		1,416	1,189
Unrestricted equity		**6,614**	**5,993**
Total shareholders' equity		**8,468**	**7,847**
Untaxed reserves	15	**925**	**814**
Provisions	27		
Provisions for pensions and similar commitments	28	281	363
Provisions for taxes	16	11	11
Other provisions		77	98
Total provisions		**369**	**472**
Long-term interest-bearing liabilities	29		
Liabilities to credit institutions		251	277
Liabilities to Group companies	37	3,533	2,236
Total long-term interest-bearing liabilities		**3,784**	**2,513**
Current liabilities	29		
Accounts payable		11	56
Liabilities to Group companies	37	3	0
Tax liabilities		9	0
Other liabilities		3	2
Accrued expenses and prepaid revenues		28	75
Total current liabilities		**54**	**133**
SHAREHOLDERS' EQUITY AND LIABILITIES	31	**13,600**	**11,779**
Assets pledged	32	**45**	**43**
Contingent liabilities	32	**113,896**	**100,161**

Parent Company statement of changes in shareholders' equity

SEK M	Capital stock	Restricted reserves	Unrestricted reserves	Net profit for the year	Total shareholders' equity
Shareholders' equity, December 31, 2001	1,256	598	6,268	-123	7,999
Transfer of net profit for 2001			-123	123	0
Balance, January 1, 2002	**1,256**	**598**	**6,145**	**0**	**7,999**
Equity swaps for employee stock options			-85		-85
Total changes in shareholders' equity not reported in income statement			**-85**		**-85**
Dividend			-1,256		-1,256
Net profit for 2002				1,189	1,189
Shareholders' equity, December 31, 2002	**1,256**	**598**	**4,804**	**1,189**	**7,847**
Transfer of net profit for 2002			1,189	-1,189	0
Adjusted balance, January 1, 2003	1,256	598	5,993	0	7,847
Equity swaps for employee stock options			42		42
Total changes in shareholders' equity not reported in income statement		**0**	**42**		**42**
Dividend			-837		-837
Net profit for 2003				1,416	1,416
Shareholders' equity, December 31, 2003	**1,256**	**598**	**5,198**	**1,416**	**8,468**

See note 26.

Notes, including accounting and valuation principles

Amounts in million Swedish crowns (SEK M) unless otherwise specified. Amounts apply to the Group unless otherwise specified Revenues are reported in positive figures and expenses in negative figures. Both assets and liabilities are reported in positive figures. Net interest-bearing receivables/liabilities are reported in positive figures if they are receivables and negative figures if they are liabilities. Accumulated depreciation/amortization and accumulated writedowns are reported in negative figures. In the following notes, the recommendations of the Swedish Financial Accounting Standards Council (Redovisningsrådet) are abbreviated RR, the statements of the Council's Urgent Issues Task Force are abbreviated URA and the Swedish Annual Accounts Act is abbreviated AAA.

Table of contents, notes

Note 1 Accounting and valuation principles

ANNUAL ACCOUNTS ACT, NEW DEVELOPMENTS, PRINCIPLES OF CONSOLIDATION ETC.

Annual Accounts Act and accounting recommendations

The Annual Report has been prepared in compliance with the provisions of the Swedish Annual Accounts Act, taking into consideration the existing recommendations of the Swedish Financial Accounting Standards Council. According to Skanska's listing contract with the Stockholm Stock Exchange, additional information must be provided about the work of the Board of Directors during the year, incentive programs outstanding and benefits provided to Board members and key executives. Statement 2002:1 of the Swedish Securities Council stipulates that a description of ongoing incentive programs should be provided.

New developments

During 2003, the following recommendations from the Swedish Financial Accounting Standards Council have gone into force:

- No. 2:02 Inventories
- No. 22 Presentation of financial statements
- No. 24 Investment property
- No. 25 Segment reporting – lines of business and geographic areas
- No. 26 Events after the balance sheet date
- No. 27 Financial instruments: Disclosure and classification
- No. 28 Accounting for government grants and disclosure of government assistance.

Skanska has chosen to apply the Council's Recommendation No. 29, "Employee benefits," beginning on January 1, 2003.

The new recommendations have led to changes in principles and have also led to changes in comparative figures including a change in shareholders' equity on January 1, as explained in Note 2.

The application of the Council's Recommendation No. 29, "Employee benefits," means that commitments as provided by defined-benefit pension plans in various Group companies are now valued according to the same method. These were previously reported according to accounting practices in each respective country. The effect of the change of principle on the shareholders' equity of the Group and other balance sheet items at the beginning of the year are shown in Note 2 point A. According to the transitional rules of the recommendation, comparative figures shall not be adjusted. In the Parent Company, defined-benefit pension plans will continue to be reported in the manner provided by the Act on Income Security.

All of the Group's holdings in joint ventures are reported beginning in 2003 according to the equity method. This change was a result of Statement No. 26 of the Urgent Issues Task Force, Swedish Financial Accounting Standards Council, "Alternative accounting principles," which prescribes that the same accounting principle shall be applied in the consolidated financial statements when reporting holdings in joint ventures. The effect of this change in principle is explained in Note 2, point B.

Effective from 2003, the sale of properties in Commercial Project Development is reported as part of gross income. The sale price is thus booked as net sales and book value as a construction, manufacturing and property management expense. Note 2 point E shows the effect of the new principle on comparative figures. In the balance sheet, current-asset properties are being divided up, beginning in 2003, into commercial space and residential units. The effect on comparative figures is shown in Note 2 point F.

The Swedish Financial Accounting Standards Council's Recommendation No. 22, "Presentation of financial statements," by introducing the concept of the operating cycle, has led to changes in what should be regarded as current and fixed assets. Tax claims shall be reported separately. Liabilities shall be divided into current liabilities and long-term liabilities. This allocation, too, shall take the operating cycle into account. Note 2 point C shows the effect on comparative figures.

Separate reporting of operating items in the income statement occurs today only for income from joint ventures and associated companies. Note 9 shows other operating items that are of interest for purposes of comparison. Unlike previously, income is no longer reported on a net basis in the income statement, which is also explained in Note 2 point D, which shows the effect of the change in principle on comparative figures. The recommendation also requires that changes in shareholders' equity be presented in a separate report.

The Swedish Financial Accounting Standards Council's Recommendation No. 25, "Segment reporting – lines of business and geographic areas," has led to more extensive information being provided about the Group's operations, both by business stream and by geographic market. This information is provided in Note 3.

The Swedish Financial Accounting Standards Council's Recommendation No. 27, "Financial instruments: Disclosure and classification," implies a substantially increased obligation to provide information about financial instruments. However, the recommendation does not touch upon the issue of valuation of financial instruments or when they are to be reported in the balance sheet. Information in compliance with the recommendation is provided in Note 4.

Due to changes in the Annual Accounts Act, absence due to illness among a company's employees and the gender breakdown of its Board of Directors and management are now to be reported: This occurs in Note 35. Information about absence due to illness is only to be provided for the Parent Company.

Parent Company financial statements, compared to the consolidated financial statements

The accounting principles of the Group and Parent Company financial statements coincide, except for the reporting of defined-benefit pension plans, untaxed reserves and allocations. In the consolidated financial statements, untaxed reserves are removed, and their tax portion is reported among deferred taxes.

The Swedish Financial Accounting Standards Council's Recommendation No. 22, "Presentation of financial statements"

The recommendation deals with financial statements, a term that refers to the income statement, balance sheet, statement of changes in shareholders' equity, cash flow statement, description of the accounting principles applied and information provided in the form of notes.

The recommendation states that financial statements are to be prepared using the accrual principle, i.e. transactions and events are reported as income or expenses when they occur. Expenses are reported when the corresponding income is reported (the matching principle).

Offsetting of assets and liabilities occurs only in those cases where it is permitted according to a recommendation from the Swedish Financial Accounting Standards Council. An equivalent rule applies to income and expenses.

Reported as net income are project revenues, sale of current-asset properties, deliveries of materials and merchandise, rental revenues and other operating revenues.

Reported as construction, manufacturing and property management expenses are, among others, direct and indirect manufacturing expenses, loss risk provisions, book values of divested current-asset properties, bad debt losses and warranty expenses. Also included is depreciation on fixed assets used for construction, manufacturing and property management.

In conformity with an industry-wide recommendation from the Swedish Construction Federation, selling and administrative expenses are reported as one item. This includes customary administrative expenses, technical expenses and selling expenses, as well as depreciation of machinery and equipment that have been used for sales and administration. Amortization and writedowns of goodwill that have arisen from the acquisition of subsidiaries are also reported as a selling and administrative expense.

Income/loss from joint ventures and associated companies is reported separately in the income statement, allocated in the consolidated income statement between operating income (share of income after financial items) and tax expense.

Share of income in partnerships and limited partnerships, including their foreign equivalents, are reported in their entirety as operating income, except for a small number of shares of income in limited partnerships of a financial nature, which are reported under net financial items.

Assets are divided into current assets and fixed assets. An asset is regarded as a current asset if it is expected to be realized within twelve months from the balance sheet date or within the company's operating cycle. Operating cycle refers to the period from the start of production or construction until the company receives payment for the services or goods delivered (including properties). Since the Group performs large contracting projects and project development, which as a rule are underway for more than twelve months, the operating cycle criterion means that many more assets are labeled as current assets than if the only criterion were "within twelve months."

If an asset does not fulfill the requirement for a current asset, it is classified as a fixed asset.

Liquid assets that can be used without restrictions are reported as cash and bank balances. Liquid assets that cannot be used freely are reported as current assets (current receivables) if the restriction will cease within twelve months from the balance sheet date. In other cases, liquid assets are reported as fixed assets.

In Note 31, assets are divided into amounts for assets expected to be recovered within twelve months from the balance sheet date and assets expected to be recovered after twelve months from the balance sheet date. The division is mainly based on outcomes during the past three years. Concerning current-asset properties, this division is even more uncertain than for other assets, since the outcome during the coming year is strongly influenced by the dates when binding contracts for large individual properties are signed.

Liabilities are to be divided into current liabilities and long-term liabilities. Reported as current liabilities are liabilities that are either supposed to be paid within twelve months from the balance sheet date or, although only in the case of business-related liabilities, are expected to be paid within the operating cycle. Since only the operating cycle is thus taken into account, no non-interest-bearing liabilities, for example accounts payable to suppliers, and accrued employee expenses, are reported as long-term. Interest-bearing liabilities can be reported as long-term even if they fall due for payment within twelve months from the balance sheet date if the original maturity was longer than twelve months, the company intends to refinance the obligation long-term and there is an agreement to this effect before the annual accounts are submitted. Information on liabilities is provided in Note 29.

In Note 31, liabilities are divided into amounts for liabilities to be paid within twelve months of the balance sheet date, to be paid after twelve months but within five years from the balance sheet date and to be paid later than five years from the balance sheet date.

The Parent Company financial statements report the net amount of Group contributions, minus shareholder contributions provided when receiving Group contributions, as dividends.

This published Annual Report presents figures on Group companies, associated companies, joint ventures and the number of employees and wages and salaries in abbreviated form. Complete figures are found in the version of the Annual Report submitted to the Swedish Patent and Registration Office.

The Swedish Financial Accounting Standards Council's Recommendation No. 1:00, "Business combination" (principles of consolidation)

The consolidated financial statements encompass the accounts of the Parent Company and those companies in which the Parent Company, directly or indirectly, has a controlling influence. This normally requires ownership of more than 50 percent of the voting power of all participations. In cases where the holdings are intended for divestment within a short time after acquisition, the company is not consolidated. Even companies where the share of voting power falls below 51 percent are encompassed by the consolidated financial statements if the economic significance of the business ties between the Group and the company is such that, in compliance with Statement No. 20 on special purpose entities of the Urgent Issues Task Force, Swedish Financial Accounting Standards Council, it is to be regarded as a special purpose entity in which the Group has a controlling influence. Holdings in housing companies, such as Swedish tenant-owner cooperatives, very rarely imply the existence of a controlling influence.

Shareholdings in Group companies have been eliminated according to the purchase method of accounting. In short, this means that the assets and liabilities of the acquired company are valued and included in the consolidated financial statements as if they had been taken over through a direct acquisition and not indirectly through purchase of shares in the company. If possible, valuation shall be based on fair values. If fair values cannot be determined, tangible fixed assets may be valued at depreciated replacement value, for example. If the value of net assets is less than the acquisition price, goodwill arises in the consolidated financial statements. If the opposite occurs, negative goodwill arises. Acquired and divested companies, respectively, are consolidated or deconsolidated from the date of acquisition/divestment.

In conjunction with the acquisition of companies, an allocation to a restructuring reserve may be reported only if three conditions stated in the recommendation are met. The first condition implies that no later than on the date of acquisition, the acquiring company shall have developed the main features of a plan that will mean a discontinuation or cutback in acquired businesses. The second condition implies that the acquiring company shall have announced the main features of the plan and have thereby created expectations among those affected by the plan that it will be implemented. Finally, within three months from the acquisition date, or from the date when the annual accounts are submitted if it falls earlier, the acquiring company shall have formulated a concrete plan of action.

The Swedish Financial Accounting Standards Council's Recommendation No. 8, "Reporting of effects of changes in foreign exchange rates"

The principles for translation between currencies comply with Recommendation No. 8 of the Swedish Financial Accounting Standards Council, "Reporting of effects of changes in foreign exchange rates." The current method of accounting has been used in translating the income statements and balance sheets of independent foreign businesses. As for independent foreign businesses in countries with high inflation, first an inflation adjustment occurs, followed by a translation according to the current method. The change in initial shareholders' equity that is due to the change in exchange rate from prior years is reported as an exchange rate difference directly under shareholders' equity. Skanska has applied the transition rule in the recommendation on accumulated exchange rate differences reported before 1999.

In applying the recommendation, all reporting units located abroad have been classified as independent foreign businesses. The basis for this is primarily that invoicing and purchases of goods and services by these foreign businesses does not occur in Skanska's reporting currency (SEK), only extremely limited transactions with the Parent Company occur and the cash flow of the Parent Company is not directly affected by day-to-day operations in these foreign businesses.

Group companies that own properties in Poland, the Czech Republic and Hungary and belong to the Commercial Project Development business stream have prepared their financial statements in a report currency different from the local currency. As a report currency, they have employed the currency used in the leases and that consequently has an effect on the value of each respective property. In the Czech Republic and Hungary, EUR is the functional currency. In Poland either EUR or USD is used.

Receivables and liabilities in foreign currencies have been valued at the exchange rate prevailing on the balance sheet date or the exchange rate according to hedging contracts. To hedge against fluctuations in exchange rates, the Group uses forward contracts, foreign currency loans and currency swaps. Unrealized gains and losses on forward contracts related to hedging of operational transaction exposure are included, to the degree of revenue or expense recognition, in the reporting of each respective project.

Foreign currency loans and currency derivatives for hedging of translation exposure (equity loans) are valued at the exchange rate prevailing on the balance sheet date. Exchange rate differences are reported, taking into consideration the tax effect, against the shareholders' equity of the Group. Hedging of translation exposure reduces the exchange rate effect when translating the financial statements of independent foreign businesses to SEK. Any forward contract premium is accrued over the period of the contract and reported as interest income or an interest expense.

The Swedish Financial Accounting Standards Council's Recommendation No. 19, "Discontinuing operations"

In reporting operations that are being discontinued, the term "discontinued operations" or "closed down operations" refers to a clearly delimited portion of the Group's operations that is being discontinued or closed down in accordance with a single coherent plan, which has been approved no later than the balance sheet date. These operations make up a sizable organizational unit and can be separated for business and reporting purposes. Information on discontinued operations is provided in Note 40.

The Swedish Financial Accounting Standards Council's Recommendation No. 13, "Associated companies"

Reported as associated companies are companies in which the Skanska Group exercises significant influence, which is presumed to be the case when the Group's holding amounts to a minimum of 20 percent and a maximum of 50 percent of the voting power. In addition, it is presumed that this ownership is one element of a long-term connection and that the holding shall not be reported as a joint venture.

Associated companies are included in the consolidated financial statements according to the equity method. In short, this means that Skanska's share in the associated company is first reported at acquisition cost and is then adjusted for the Group's share of the associated company's income, which shall be calculated according to the Group's accounting principles. In calculating the associated company's income, an adjustment is made for goodwill in the consolidated financial statements or other income items arising from the acquisition analysis at the time of purchase. Dividends received reduce the book value of the Group's share and are thus not included in the income statement. The Group's share of losses in an associated company is reported in the consolidated financial statements only as long as the reported value of the share exceeds SEK 0. If the Group has undertaken to be responsible for the associated company's commitments, the required allocations are made if the reported value of the share is SEK 0. When profits arise from transactions between the Group and an associated company, the portion equivalent to the Group's share of ownership is eliminated.

Note 22 provides information about associated companies.

The Swedish Financial Accounting Standards Council's Recommendation No. 14, "Joint ventures"

Companies operated jointly with other companies, and in which control is exercised jointly according to agreement, are reported as joint ventures. A construction consortium that does not constitute a legal person or is formed to carry out a single construction assignment is reported as an in-house business.

The equity method, which is described in the section on associated companies, is applied when preparing the consolidated financial statements. When profits arise from transactions between the Group and a joint venture, the portion equivalent to the Group's share of ownership is eliminated.

Note 21 provides information about joint ventures.

The Swedish Financial Accounting Standards Council's Recommendation No. 10, "Construction contracts and similar assignments"

Project revenues are reported in compliance with Recommendation No. 10 of the Swedish Financial Accounting Standards Council, "Construction contracts and similar assignments." This means that the income from a construction project is reported successively as the project accrues. The degree of accrual is mainly determined on the basis of accumulated project expenses in relation to estimated accumulated project expenses upon completion. If the outcome cannot be estimated in a satisfactory way, revenue is reported as equivalent to accumulated expenses on the balance sheet date (zero recognition). Anticipated losses are immediately reported as expenses. If the construction project also includes responsibility for divestment of the completed housing units, the number of unsold units is taken into account when reporting the earnings of the construction project, by reporting a profit that is proportional to both the degree of accrual and the degree of sales. This means that if the degree of accrual is 50 percent and the degree of sales likewise is 50 percent, 25 percent of forecasted final profit is reported (forecasted loss is reported immediately as an expense at 100 percent).

The difference between accrued project revenue and a not yet invoiced amount is reported as an asset according to the percentage of completion method. Correspondingly, the difference between an invoiced amount and not yet accrued project revenue is reported as a liability.

According to the recommendation, information shall be provided about advance payments received and amounts held back by the customer (Note 7).

The Swedish Financial Accounting Standards Council's Recommendation No. 11, "Revenue"

Revenues other than project revenues are reported in compliance with Recommendation No. 11 of the Swedish Financial Accounting Standards Council, "Revenue." For rental revenues, this means that the revenue is divided evenly over the period of the lease. Compensation for services performed in Skanska Services business is reported as revenues during the reporting periods when these services are performed. Deliveries of merchandise are reported as revenues when the responsibility for the merchandise has been transferred to the buyer, which normally occurs at the time of delivery. Divestment of current-asset properties that belong to Commercial Project Development is normally reported as a revenue item during the reporting period when a binding agreement on the sale is reached. Income on the sale of land in conjunction with residential projects is included in the reporting of the entire project.

A dividend is reported as a revenue item when the right to receive payment is judged to be certain.

Interest is reported using an interest rate that provides a uniform return on the asset in question. Interest rate derivatives (primarily interest rate swaps, FRA's and futures) are used for hedging against changes in interest rates. These instruments are not reported at market value in the balance sheet. Gains that arise are accrued over the maturity of the instrument and are reported as interest income or interest expenses.

Revenues are valued at the fair value of what is received or will be received. This means that receivables that arise at the time of divestments are regarded as having been acquired at fair value (discounted present value of future incoming payments) if the interest rate on the date of the purchase is below the market interest rate and the difference is significant.

The Swedish Financial Accounting Standards Council's Recommendation No. 6: 99, "Leases"

The recommendation distinguishes between financial and operating leases. A financial lease is characterized by the fact that the economic advantages and risks associated with ownership of the asset have essentially been transferred to the lessee. If this is not the case, the agreement is regarded as an operating lease.

The amount stated in Note 38 for operating leases includes only rents from current-asset properties that contain commercial space, since other current-asset properties are intended to be divested when contracting projects are completed.

Information on expenses for operating leases includes contracts with remaining fees of at least EUR 1 M.

If the Group is the lessee, a financial lease shall be reported as a fixed asset. This occurs when the investment is equivalent to at least EUR 1 M (until the end of 2002, the threshold amount was EUR 5 M). The rule here is that if a reporting unit signs separate leases related to the same asset class, these are added together. If the investment is below this threshold, the lease is treated as an operating lease. When a financial lease is reported as a fixed asset, the obligation to the lessor is reported as a liability.

Note 38 provides information about leases.

The Swedish Financial Accounting Standards Council's Recommendation No. 12, "Tangible fixed assets"

Tangible fixed assets are reported at acquisition cost minus accumulated depreciation. Writedowns occur in compliance with the Swedish Financial Accounting Standards Council's Recommendation No. 17, "Impairment of assets."

Skanska applies straight-line depreciation based on the estimated period of service, taking into account any residual value at the end of the period. The depreciation period varies substantially between different asset classes. For machinery and equipment which is reported in a depreciation plan, the estimated depreciation period normally amounts to between five and ten years. The corresponding period for buildings is between 15 and 50 years. Gravel pits and stone quarries are depreciated as materials are removed. Land is not depreciated.

Provisions for restoration of an asset are normally made in the course of utilization of the asset, because the prerequisites for an allocation at the time of acquisition rarely exist.

The Swedish Financial Accounting Standards Council's Recommendation No. 15, "Intangible assets"

Intangible fixed assets are reported at acquisition cost minus accumulated amortization and are divided into goodwill and other intangible fixed assets.

An intangible asset is an identifiable non-monetary asset without physical substance and that is used for producing or supplying goods or services or for leasing and administration. To be reported as an asset, it is necessary both that it be likely that future economic advantages that are attributable to the asset will benefit the company and that the acquisition value can be calculated in a reliable manner.

The amortization period for goodwill has been determined after individual examination and varies between 3 and 20 years. Longer amortization periods are reserved for a few major strategic acquisitions in important markets. Writedown of goodwill occurs on the basis of Recommendation No. 17 of the Swedish Financial Accounting Standards Council, "Impairment of assets."

Goodwill that arises from acquisitions of companies is valued in an acquisition analysis in compliance with the rules in Recommendation No. 1:00 of the Swedish Financial Accounting Standards Council, "Business combinations." In the consolidated financial statements, goodwill attributable to an independent business abroad is expressed in local currency. Translation to SEK complies with Recommendation No. 8 of the Swedish Financial Accounting Standards Council, "Reporting of effects of changes in foreign exchange rates."

Intangible fixed assets other than goodwill are amortized over the period they are utilized, with consideration given to any residual value at the end of the period. Purchased software (major computer systems) is amortized over a maximum of five years.

Of its expenditures for research and development, Skanska only capitalizes expenditures for such development work in which the intangible asset fulfills the Recommendation's criteria for capitalization. In this context, it should particularly be noted that expenditures that were expensed in prior annual or interim financial statements cannot later be booked as assets.

The Swedish Financial Accounting Standards Council's Recommendation No. 17, "Impairment of assets"

Writedowns are determined on the basis of the recoverable amount of assets, which is the higher of net selling price and value in use. The latter concept is calculated as the present value of estimated future payments that a company is expected to receive by using the asset. Estimated residual value at the end of the period of use is included in value in use. If the recoverable amount for an individual asset cannot be determined, the recoverable amount shall instead be determined for the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest group of assets that generates regular payment surpluses, independent of other assets or groups of assets. For goodwill in the consolidated financial statements, a cash-generating unit is equal to the Group's business unit or other unit reporting to the Parent Company.

Reversals of writedowns occur when the basis for the writedown has wholly or partially disappeared.

The term "writedowns" is also used in conjunction with reappraisals of the value of properties that have been reported as current assets. However, appraisal of these properties occurs according to the lower value principle (using cost or fair value, whichever is lower) and thus follows Recommendation No. 2:02 of the Swedish Financial Accounting Standards Council, "Inventories."

The Swedish Financial Accounting Standards Council's Recommendation No. 4, "Accounting for extraordinary items and related disclosure"

The application of this recommendation means that information for comparative purposes is provided if the effects on earnings of special events and transactions of major importance are specified. Examples of such events and transactions are capital gains upon the divestment of business streams and of significant fixed assets, as well as writedowns.

Note 9 provides information on operating items that are of interest for comparative purposes.

The Swedish Financial Accounting Standards Council's Recommendation No. 21, "Borrowing costs"

Effective from January 1, 2002, borrowing costs during the construction of a building are included in acquisition cost and are thus not shown as a financial expense in the income statement. Generally speaking capitalization of borrowing costs is limited to assets that require a considerable period for completion, which in the case of the Skanska Group means that the change of principle will only have an effect on the valuation of current-asset properties and properties used in the Group's own operations (business properties). Capitalization occurs when expenditures included in the acquisition value have arisen and activities to complete the building have begun. Capitalization ceases when the building is completed. Borrowing costs during an extended period when work to complete the building is suspended are not capitalized. If separate borrowing has occurred for the project, the actual borrowing cost is used. In other cases, the cost of the loan is calculated on the basis of the Group's borrowing cost.

The Swedish Financial Accounting Standards Council's Recommendation No. 9, "Income taxes"

Taxes are reported in the income statement except when the underlying transaction is reported directly against shareholders' equity, in which case the accompanying tax effect is taken into account in shareholders' equity. Current tax is tax to be paid or received that is related to the year in question. This also includes adjustment of current tax that is attributable to earlier periods. Deferred tax is calculated according to the balance sheet method, on the basis of temporary differences between reported values of assets and liabilities and values for tax purposes. The amounts are calculated based on how the temporary differences are expected to be settled and by applying the tax rates and tax rules that have been decided or announced as of the balance sheet date. Temporary differences are not taken into account in goodwill in the consolidated financial statements, nor in differences attributable to shares in subsidiaries and associated companies that are not expected to be taxed within the foreseeable future. In the consolidated financial statements, untaxed reserves are divided into deferred tax liabilities and shareholders' equity. Deferred tax claims related to deductible temporary differences and loss carry-forwards are reported only to the extent that they are likely to result in lower tax payments in the future.

The Swedish Financial Accounting Standards Council's Recommendation No. 2:02, "Inventories"

Except for properties that are used in Skanska's own business, the Group's property holdings are reported as current assets, since the intention is not to manage these properties over a long period after completion. The same applies to holdings in property management companies if the properties belonging to these companies would have been reported the same way if Skanska owned them directly.

Current-asset properties are divided among Commercial Project Development, Other commercial space and Residential Project Development. Note 23 provides information about these properties.

Properties constructed by the Group and that have been booked during the year as completed assets have been valued in the consolidated financial statements at directly accumulated costs plus a reasonable proportion of indirect costs. Effective from January 1, 2002, interest expenses have been capitalized during the construction period, as explained in the section on the Swedish Financial Accounting Standards Council's Recommendation No. 21, "Borrowing costs."

Note 23 states estimated market values for Skanska's current-asset properties. For completed properties that include commercial space, market values have been calculated partly in cooperation with external appraisers. For other current-asset properties, the appraisal has been conducted internally.

Information on customary inventories of goods is found in Note 24. Temporary inventories at construction sites are included in project expenditures and are not reported as inventories.

Both current-asset properties and inventories of goods are valued item by item according to the lower value principle, which means that a property or goods item is booked at acquisition cost or fair value, whichever is lower.

The Swedish Financial Accounting Standards Council's Recommendation No. 16, "Provisions, contingent liabilities and contingent assets"

An obligation as a result of an event happening on the balance sheet date is reported as a provision if it will probably result in an outflow of resources and a reliable estimate of its amount can be made.

Skanska makes provisions for future expenses due to warranty obligations. The estimate is based on projected expenses for each project or, for groups of similar projects, calculated on the basis of a ratio that has historically served as a satisfactory allocation for these expenses. For example, a percentage of net sales can serve as such a ratio.

A provision is made for disputes related to completed projects if it is likely that the dispute will result in an outflow of resources from the Group. Disputes related to ongoing projects are taken into consideration in valuation of the project and are thus not included in the balance sheet item "Reserve for legal disputes."

Provisions for restructuring expenses are reported when a detailed restructuring plan has been adopted and the restructuring has either begun or been publicly announced.

Contingent liabilities are possible obligations attributable to events that have occurred and whose existence is confirmed only by the occurrence or non-occurrence of one or more future events that are not entirely within the control of the Company. Also reported as contingent liabilities are obligations attributable to events that have occurred but that have not been reported as a liability or provision because it is not likely that an outflow of resources will be required to settle the obligation or the size of the obligation cannot be estimated with sufficient reliability.

In connection with contracting assignments, security is often provided in the form of a completion guarantee from a bank or insurance institution. The issuer of the guarantee, in turn, normally receives an indemnity from the contracting company or other Group company. In compliance with industry custom, such indemnities related to the Group's own contracting assignments are not reported as contingent liabilities, since they do not involve any increased liability compared to the contracting assignment.

Contract fulfillment guarantees issued by the Parent Company on behalf of a Group company are calculated either on the basis of all or part of the contract sum of each respective assignment, depending on the terms of the agreement, without being offset against still unreceived compensation from the customer.

It is not practicable to estimate the financial effect of contingent liabilities, provide an indication about uncertainties concerning the amounts or dates of these outflows or assess the possibility that compensation will be received. Note 32 provides information about the Group's contingent liabilities.

Contingent assets are possible assets attributable to events that have occurred and whose existence is confirmed only by the occurrence or non-occurrence of one or more uncertain events that are not entirely within the control of the Company.

In the Group's construction operations, it is not unusual that claims for additional compensation from the customer arise. If the right to additional compensation is confirmed, this affects the valuation of the project (Recommendation No. 10 of the Swedish Financial Accounting Standards Council, "Construction contracts and similar assignments"). Regarding claims that have not yet been confirmed, it is not practicable to provide information about these, unless there is an individual claim of substantial importance to the Group.

The Swedish Financial Accounting Standards Council's Recommendation No. 29, "Employee benefits"

In the consolidated financial statements, employee benefits have been presented according to this recommendation. For pension obligations, the change in principle resulted in a change to the shareholders' equity of the Group and other balance sheet items on January 1, which is shown in Note 2 point A. In prior years, pension obligations were reported according to the accounting practices in each respective country. According to the transition rules of the recommendation, comparative figures shall not be adjusted.

The recommendation makes a distinction between defined-contribution and defined-benefit pension plans. Defined-contribution pension plans are defined as plans in which the company pays established fees to a separate legal entity and has no obligation to pay additional fees even if the legal entity does not have sufficient assets to pay the benefits to employees that are attributable to their service until the balance sheet date. Other pension plans are defined-benefit. The calculation of defined-benefit pension plans uses a method that often differs from local rules in each respective country, for example from the method applied in Sweden when calculating the Company's liability for PRI occupational pensions. Obligations and costs are to be calculated according to the "projected unit credit method." The purpose is to report expected future pension disbursements as expenses in a way that yields more uniform expenses over the employee's period of employment. Expected future wage or salary increases and expected inflation are taken into account in the calculation. The present value of the obligations is to be discounted primarily on the basis of the market return on high quality corporate bonds on the balance sheet date. The fair value of managed assets, for example pension funds, is to be subtracted from the estimated value of the obligations. To avoid sharp fluctuations in pension expenses from one year to another, changes within a certain level (the "corridor") are not taken into account in the income statement and in the balance sheet. The corridor means that actuarial gains and losses affect the earnings of the Group only to the extent that they exceed 10 percent of the present value of the pension obligation or 10 percent of the fair value of managed assets, whichever is larger. The reported return on managed assets refers to the estimated return on January 1 and therefore normally differs from the actual return during the year. This difference is an actuarial gain or loss. Note 28 provides information on the Group's pension obligations.

Only an insignificant percentage of the Group's defined-benefit pension obligations were financed by premiums to the retirement insurance company Alecta. Since the required figures cannot be obtained from Alecta, these pension obligations are reported as a defined-contribution plan.

Taxes that are payable on pension expenses, for example the Swedish special employer's contribution on pension expenses, have been taken into consideration when recalculating pension obligations as above. This is in compliance with Statement No. 43 of the Urgent Issues Task Force, Swedish Financial Accounting Standards Council, which exists in draft form.

According to the recommendation, information shall be provided about share-related employee benefits. The synthetic option programs on which information is provided in Note 35 are reported in the balance sheet as provisions if the price of a Skanska share exceeds the respective exercise price on the balance sheet date. The year's change in provision is included in the income statement and is reported among personnel expenses.

In the Parent Company financial statements, defined-benefit pension plans are reported in compliance with Swedish accounting practices to date, which are based on the provisions of the Security of Income Act. To the extent that pension obligations are secured by assets in the pension fund, they are not reported in the balance sheet.

The Swedish Financial Accounting Standards Council's Recommendation No. 7, "Cash flow statements"

In drawing up its cash flow statement, Skanska applies the indirect method in compliance with the recommendation. Aside from cash and bank balances, liquid assets are to include short-term investments whose transformation into bank balances may occur in an amount that is mainly known in advance. Short-term investments with maturities of less than three months are regarded as liquid assets. Liquid assets that are subject to restrictions are reported either as current receivables or as long-term receivables.

In addition to the cash flow statement prepared in compliance with the recommendation, this Annual Report presents an operating cash flow statement that does not conform with the structure specified in the above recommendation. The operating cash flow statement was prepared on the basis of the operations that the various business streams carry out.

The Swedish Financial Accounting Standards Council's Recommendation No. 5, "Accounting for changes in accounting principles"

When changing an accounting principle, comparative figures are recalculated unless otherwise prescribed in the applicable recommendation from the Swedish Financial Accounting Standards Council. If the change in principle affects shareholders' equity, this is reported on a separate line in the statement of changes in shareholders' equity.

Note 2 provides information about the effects of changes in accounting principles.

The Swedish Financial Accounting Standards Council's Recommendation No. 18, "Earnings per share"

Net profit per share is reported directly below the consolidated income statement. Skanska has not issued preference shares, so earnings do not need to be adjusted for dividends on such shares. Nor are there ordinary shares that may potentially give rise to dilution effects, for example due to warrants or convertible debentures.

If the number of shares changes during the year, Skanska calculates a weighted average of the number of shares outstanding during the period.

The Swedish Financial Accounting Standards Council's Recommendation No. 23, "Related party disclosure"

According to the recommendation, information must be provided about transactions and agreements with related companies and physical persons. In the consolidated financial statements, intra-Group transactions fall outside this reporting requirement. If the Parent Company's annual accounts are submitted at the same time as the consolidated annual accounts, the recommendation implies no expansion of the Parent Company's reporting beyond what the Annual Accounts Act specifies. Since associated companies and joint ventures are reported according to the equity method, the recommendation implies an expanded reporting requirement on the Group's transactions with these companies, which is presented in Note 37.

The Swedish Financial Accounting Standards Council's Recommendation No. 24, "Investment property"

Investment property is defined in this recommendation as property held to generate rental income or capital appreciation. Properties that are used in a company's own operations (business properties) are not dealt with in this recommendation. Properties that are intended to be divested are covered by the Swedish Financial Accounting Standards Council's Recommendation No. 2:02, "Inventories." The recommendation on investment properties is therefore not applicable to the Group's property holdings.

The Swedish Financial Accounting Standards Council's Recommendation No. 25, "Segment reporting – lines of business and geographic areas"

For reporting in compliance with this recommendation, the Group's operations have been divided into a primary segment (business streams) and a secondary segment (markets).

The business streams are Construction and Services, Commercial Project Development, Residential Project Development and BOT. This division should be viewed in light of differences in both risks and the length of the operating cycle. Operations that do not belong to these business streams are included among "Other operations, elimination of internal transactions."

The markets are Sweden, the Nordic countries excluding Sweden, Europe excluding the Nordic countries, the United States and, finally, other markets. The geographic division in the secondary segment reflects the division of Skanska's business into different home markets.

In transactions between business streams, pricing occurs on market terms.

The Swedish Financial Accounting Standards Council's Recommendation No. 26, "Events after the balance sheet date"

Events after the balance sheet date may, in certain cases, confirm a situation that existed on the balance sheet date. According to the recommendation, such an event shall be taken into account when financial reports are prepared. Information is provided about other events after the balance sheet date that occur before the signing of the financial report if its omission would affect the ability of a reader to make a correct assessment and a sound decision.

As stated earlier, divestment of a property is normally reported as income during the period when a binding agreement is signed, even if necessary regulatory approvals have not yet been received. Contractual terms that in some way are at the disposition of the counterparty may cause the reporting of income to be postponed while waiting for the terms to be fulfilled.

The Swedish Financial Accounting Standards Council's Recommendation No. 27, "Financial instruments: Disclosure and classification"

The recommendation deals with classification of financial instruments and what information must be provided. However, the recommendation does not deal with valuation of financial instruments or when they are to be included in the balance sheet for the first time and when they are no longer to be reported there. The rules stated in the recommendation for classification of financial instruments have not caused any change in the principles applied previously. Information in compliance with the recommendation is provided in Note 4.

Treated as a financial instrument is any form of agreement that gives rise to a financial asset in a company and a financial liability or own equity instrument in another company. Financial instruments are any asset in the form of cash, a contractual right to receive cash or other financial asset from another company, contractual right to exchange financial instruments with another company on terms that may prove favorable or "own equity instruments" issued by another company. A financial liability is any liability that involves a contractual obligation to pay cash to another company or to exchange financial instruments with another company on terms that may prove unfavorable.

Offsetting of financial assets and financial liabilities shall occur when a company has a legal right to offset items against each other and intends to settle these items with a net amount or, at the same time, divest the asset and settle the liability.

The recommendation prescribes, among other things, that a company shall provide information on the fair value of each class of financial asset and financial liability if this is feasible.

Information in compliance with the recommendation is provided in Note 4.

The obligations that the synthetic option programs may cause in case of share price appreciation have been hedged with the aid of equity swaps related to shares in Skanska AB. The difference between the market price on the balance sheet date and the initial prices of the swap agreement is reported directly against shareholders' equity.

The Swedish Financial Accounting Standards Council's Recommendation No. 28, "Accounting for government grants and disclosure of government assistance"

"Government assistance" refers to measures by the central government aimed at providing an economic advantage that is limited to one company or a category of companies that fulfill certain criteria. Government grants are assistance from the central government in the form of transfers of resources to a company in exchange for the company's fulfillment or future fulfillment of certain conditions concerning its operations.

The Group works in fields where government assistance is normally nonexistent or only on an insignificant scale. The information required in compliance with the recommendation does not include central government assistance to customers.

Current assets

Current assets other than inventories are also valued according to the lower value principle, which means that acquisition value or fair value, whichever is higher, is used as reported value. Valuation occurs on an item by item basis.

Financial fixed assets

Financial fixed assets other than holdings in associated companies and joint ventures are normally reported at acquisition value. A writedown occurs if fair value is below acquisition value.

In the Parent Company financial statements, holdings in Group companies are reported at acquisition value.

Liabilities

Liabilities are normally reported at their nominal value. Liabilities that, at the time an agreement is signed, carry lower interest than normally paid are reported, when the book value of the liability is stated, at the present value of future payments if the difference compared to nominal value is significant. Financial liabilities whose acquisition value deviates from nominal value are reported at accrued acquisition cost, in which a premium or discount is accrued over the life of the liability.

Swedish Annual Accounts Act

The Annual Accounts Act stipulates requirements for additional information compared to the recommendations of the Swedish Financial Accounting Standards Council, including information about employee absence due to illness and the gender breakdown of Boards of Directors and management.

Information on absence due to illness is provided only for the Parent Company and in 2003 is limited to the period July 1 - December 31. The information is provided in Note 35.

Information on gender breakdown shall refer to the situation on the balance sheet date. The term "senior executives" in the various subsidiaries refers to the members of the management team in each respective business unit.

The number of employees during the year was calculated as an average of the number on four measurement dates during the year.

Order bookings and order backlog

Order backlog refers to the value of the remaining non-accrued project revenues from assignments that have been received.

The order backlog in the accounts of acquired subsidiaries on the date of acquisition is not reported as order bookings, but is included in order backlog amounts.

Exchange rates, 2003

		Year-end exchange rate		Average exchange rate	
Currency	Country/zone	2003	2002	2003	2002
ARS	Argentina	2.47	2.60	2.75	3.21
CZK	Czech Republic	0.28	0.29	0.29	0.30
DKK	Denmark	1.22	1.23	1.23	1.23
EUR	EU euro zone	9.07	9.15	9.12	9.16
GBP	United Kingdom	12.89	14.12	13.19	14.57
HKD	Hong Kong	0.93	1.13	1.04	1.25
NOK	Norway	1.08	1.25	1.14	1.22
PLN	Poland	1.94	2.29	2.08	2.38
USD	United States	7.26	8.83	8.08	9.73

Swedish kronor (SEK) per unit of each currency.

Note 2 Effects of changes in accounting principles

Due to the following changes in accounting principles - aside from point A, "Employee benefits" - comparative figures have been recalculated.

A. Employee benefits, RR 29

Effective from January 1, 2003, Skanska has applied RR 29, "Employee benefits," which is based on International Accounting Standard (IAS) 19. The change in accounting principle has been applied directly to shareholders' equity. See "Accounting and valuation principles," Note 1.

The effect on the opening consolidated balance sheet for 2003 was as follows.

Adjustment of the consolidated balance sheet on January 1, 2003

Assets	
Shares and participations	62
Deferred tax claims	540
Non-interest-bearing assets, pension receivables	-273
Other non-interest-bearing assets	52
Total	**381**

Shareholders' equity and liabilities

Shareholders' equity	-1,110
Interest-bearing pension liabilities	1,362
Provisions	131
Total	**383**

Change in pensions

Minus pension receivables	-273
Plus pension liabilities	1,362
Total net effect, pension liabilities	**1,635**
Effect, net loan liabilities	**-1,362**

B. Transition to equity accounting of joint ventures

Effective from 2003, Skanska has switched to reporting joint ventures according to the equity method of accounting. See "Accounting and valuation principles," Note 1.

The change in accounting method affects the consolidated financial statements for 2002 as follows.

As the following table indicates, a portion of Gammon Skanska's earnings were reported as including items affecting comparability in last year's income statement. This item has been removed in its entirety in this year's income statement. See also point D below.

Effect on consolidated income statement for 2002

Net sales	-4,323
Construction, manufacturing and property management expenses	3,951
Gross income	**-372**
Selling and administrative expenses	287
Income from holdings in associated companies and joint ventures	-274
Items affecting comparability	364
Operating income	**5**
Income from financial current assets	-5
Income after financial items	**0**
Taxes	0
Net profit for the year	**0**

Effect on consolidated balance sheet for 2002

Assets	
Intangible fixed assets	
Goodwill	-230
Tangible fixed assets	-252
Financial fixed assets	
Shares and participations in joint ventures	662
Inventories	-25
Current receivables	-1,425
Cash and bank balances	-346
Total	**-1,616**

Shareholders' equity and liabilities

Shareholders' equity	0
Minority interests	2
Provisions	-7
Non-interest-bearing current liabilities	-1,611
Total	**-1,616**

Effect on consolidated cash flow statement

Cash flow from business operations	17
Cash flow from investment operations	121
Cash flow from financing operations	124
Cash flow for the year	**262**

Effect on consolidated operating cash flow statement

Cash flow from business operations	138
Cash flow from financing operations	124
Cash flow from strategic investments	0
Cash flow for the year	**262**

Note 2 continued

Effect on consolidated net investments

Investments in tangible fixed assets	126
Divestments of tangible fixed assets	-5
	121

Effects on other items

Order bookings	-2,965
Order backlog	-2,775
Average number of employees	-3,660

C. New distribution of assets and liabilities in the balance sheet

With the introduction of RR 22, "Presentation of financial statements," Skanska has applied a new distribution of assets and liabilities in the balance sheet. See "Accounting and valuation principles," Note 1.

Only assets that may be used without restrictions are now reported under "Liquid assets."

Effect on assets, 2002	Operating receivables in the Group's operating cycle falling due after more than 12 months	Liquid assets that cannot be used without restrictions	Total effect
Financial fixed assets			
Other long-term receivables			
Interest-bearing		264	264
Non-interest-bearing	-734		-734
	-734	**264**	**-470**
Current receivables			
Other current receivables			
Interest-bearing		543	543
Non-interest-bearing	734		734
	734	**543**	**1,277**
Cash and bank balances		**-807**	**-807**
Total	**0**	**0**	**0**

Effect on liabilities

Liabilities are to be allocated between long-term and current. Skanska previously reported all liabilities together, which means that Skanska has no transfer of items between long-term and current due to the change in the definition of current liabilities.

D. Adjustment in items affecting comparability (Accounting for extraordinary items and related disclosure)

The line "Items affecting comparability" has been removed from the income statement. Such items will instead be reported in a note in compliance with RR 4, "Accounting for extraordinary items and related disclosure."

The effect on the income statement that needs to be explained for comparative purposes is found in Note 9.

The table below shows the change in the income statement for 2002.

	2002
Expense items affecting comparability according to the 2002 financial statements	-1,645
are distributed as follows:	
Construction, manufacturing and property management expense, property writedown, Poland	-150
Gross income	**-150**
Selling and administrative expenses, acquisition goodwill writedowns, Norway and Poland	-1,131
Share of income in joint venture, acquisition goodwill writedown, Gammon Skanska	-364
Operating income	**-1,645**

See "Accounting and valuation principles," Note 1.

E. Change in accounting practice for reporting divestments and writedowns of commercial properties

Effective from 2003, divestment of properties in Commercial Project Development is reported as part of gross income. The sale price is reported as a net sales item and book value as a construction, manufacturing and property management expense. Gain on sale of properties was previously reported on a separate line after "Gross income" but was included in consolidated operating income.

Effective from 2003, writedowns of properties in Commercial Project Development are also reported under "Gross income" as a construction, manufacturing and property management expense. They were previously reported on a separate line after "Gross income."

The effect on the income statement for 2002 is as follows.

	Property divestments	Property writedowns	Total change
Net sales	780		780
Construction, manufacturing and property management expenses	-486	-63	-549
Gross income	**294**	**-63**	**231**
Gain on sale of properties	-294		-294
Gain/loss on writedowns/ reversals of writedowns		63	63
Operating income	**0**	**0**	**0**

See "Accounting and valuation principles," Note 1.

F. Change in accounting practice for reporting of holdings in current-asset properties

In the Annual Report for 2002, Skanska reported current-asset properties divided into properties in real estate operations and other current-asset properties. In Skanska's new organizational structure which has been in force since 2003, all current-asset properties are reported divided into commercial properties and residential properties.

The following table explains how book value for 2002 has been affected.

	Properties in real estate operations	Other current-asset properties	Total
Reporting according to 2002 financial statements	12,610	6,934	19,544
Reporting according to 2003 financial statements			
Commercial Project Development	12,610		12,610
Other commercial properties		2,120	2,120
Residential Project Development		4,814	4,814
	12,610	**6,934**	**19,544**

See "Accounting and valuation principles," Note 1.

G. Change in accounting principle for financial leases

During 2003, the threshold amount for a financial lease was reduced from EUR 5 M to EUR 1 M. See "Accounting and valuation principles," Note 1.

H. Change in calculation of average capital employed

During 2003, Skanska switched to calculating average capital employed on the basis of five measuring points: Half of capital employed on January 1 plus capital employed at the end of the first, second and third quarters plus half of capital employed at year-end, divided by four. Average capital employed was previously calculated on the basis of two measuring points, on January 1 and December 31.

Note 3 Segment reporting

The division into business streams and markets reflects the Company's internal organization and reporting system.

Skanska's business streams are reported as primary segments. Skanska carries out its operations in four business streams: Construction and Services, Commercial Project Development, Residential Project Development and BOT. Geographic markets are reported as secondary segments. The market division that is used is based on the natural delimitations between markets in the Group.

The following table shows how Skanska's business units/reporting units are divided into geographic markets and in what business stream they carry out their operations.

A. Primary segment: Business streams

Construction and Services is the Group's largest business stream. Construction includes both building, civil and residential construction, but not residential project development. The business stream also includes Services, which provides facilities management for buildings and other structures.

Residential Project Development creates residential projects for immediate sale. Housing units are adapted to selected customer categories. The units are responsible for planning and selling the projects. Construction assignments are performed by Skanska's construction units in each respective market.

Commercial Project Development initiates, develops, leases out and sells commercial property projects. Project development in this business stream focuses on office buildings, shopping centers and logistics properties in Stockholm, Gothenburg, the Öresund region of southern Sweden and eastern Denmark, Warsaw (Poland), Prague (Czech Republic) and Budapest (Hungary).

BOT (Build Operate Transfer) specializes in identifying, developing and investing in privately financed infrastructure projects, such as highways, hospitals and power generation plants. The business stream focuses on creating new potential projects in the markets where the Group has operations.

Assets and liabilities by business stream

Each business stream has operating responsibility for its capital employed. The capital employed by each business stream consists of its total assets minus tax claims and internal receivables invested in Skanska's treasury unit ("internal bank") minus non-interest-bearing liabilities excluding tax liabilities. Acquisition goodwill has been reported in to the business stream to which it belongs.

Revenues and expenses by business stream

Each business stream has operating responsibility for its income statement down to and including operating income. If its assets include interest-bearing receivables and liquid assets other than funds invested in the Group's treasury unit, the company is also responsible for the interest income that these assets earn. No interest expenses or taxes are found in the income statements of the respective business streams.

	Primary segments, business streams				
Secondary segments, geographic market and the business/reporting units belonging to them	Construction and Services	Commercial Project Development	Residential Project Development	BOT	Central and eliminations
Sweden					
Sweden	■		■		■
Services	■				
Project Development Sweden excluding portion in other Nordic countries		■			
Other Nordic countries					
Norway	■		■		■
Denmark	■		■		■
Finland	■		■		■
Portion of Project Development Sweden		■			
Rest of Europe					
Poland	■		■		■
Czech Republic	■		■		■
Östeuropa	■		■		■
United Kingdom	■				
Project Development Europe		■			
USA					
USA Building	■				
USA Civil	■				
Project Development USA			■		
Other markets					
South America	■				
Hong Kong (equity method	■				
India	■				
International Projects	■		■		■
BOT				■	
Central and eliminations					■

Intra-Group pricing between business streams occurs on estimated market terms.

Note 3 continued

	Construction and Services		Commercial Project Development		Residential Project Development		BOT		Central and eliminations		Group total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Income statement												
External net sales	117,198	132,105	8,861	2,214	6,334	7,333	87	38	399	343	132,879	142,033
Intra-Group net sales	4,404	4,256	0	0	0	0	0	0	-4,404	-4,256	0	0
Total net sales	**121,602**	**136,361**	**8,861**	**2,214**	**6,334**	**7,333**	**87**	**38**	**-4,005**	**-3,913**	**132,879**	**142,033**
Construction, manufacturing and property management expenses	-112,957	-126,918	-5,552	-906	-5,658	-6,506	-55	-61	4,249	3,939	-119,973	-130,452
Gross income	**8,645**	**9,443**	**3,309**	**1,308**	**676**	**827**	**32**	**-23**	**244**	**26**	**12,906**	**11,581**
Selling and administrative expenses[1]	-6,468	-6,743	-244	-258	-366	-439	-57	-39	-733	-950	-7,868	-8,429
Income from joint ventures and associated companies	86	-294	-4	-1	-5	-11	52	21	-50	0	79	-285
Operating income before goodwill amortization and writedowns[2]	**2,263**	**2,406**	**3,061**	**1,049**	**305**	**377**	**27**	**-41**	**-539**	**-924**	**5,117**	**2,867**
Goodwill amortization/writedowns[3]	-578	-1,788	0	0	-7	0	0	0	0	-98	-585	-1,886
Operating income	**1,685**	**618**	**3,061**	**1,049**	**298**	**377**	**27**	**-41**	**-539**	**-1,022**	**4,532**	**981**
Interest revenues	237	268	22	36	0	33	19	9	14	49	292	395
Interest expenses									-685	-1,026	-685	-1,026
Other financial items									-67	-277	-67	-277
Income after financial items	**1,922**	**886**	**3,083**	**1,085**	**298**	**410**	**46**	**-32**	**-1,277**	**-2,276**	**4,072**	**73**
Taxes									-1,303	-856	-1,303	-856
Minority interests									-8	-54	-8	-54
Net profit for the year	**1,922**	**886**	**3,083**	**1,085**	**298**	**410**	**46**	**-32**	**-2,588**	**-3,186**	**2,761**	**-837**
Assets												
Intangible fixed assets	4,304	5,320	0	0	8	30	387	399	19	92	4,718	5,841
Tangible fixed assets	6,657	7,672	7	9	46	96	1	0	19	31	6,730	7,808
Shares and participations in companies reported according to the equity method	645	863	58	61	84	0	720	587	-133	-40	1,374	1,471
Other shares and participations	94	0	5	5	14	118	0	0	-37	424	76	547
Interest-bearing assets[4]	5,044	5,753	218	218	351	656	114	76	4,514	1,046	10,241	7,749
Current-asset properties	1,067	2,121	9,485	12,796	3,391	4,814	0	0	-249	-187	13,694	19,544
Tax claims									1,954	1,931	1,954	1,931
Operating receivables etc.	25,336	28,416	327	556	2,223	2,252	56	19	9	614	27,951	31,857
Total assets	**43,147**	**50,145**	**10,100**	**13,645**	**6,117**	**7,966**	**1,278**	**1,081**	**6,096**	**3,911**	**66,738**	**76,748**
Liabilities												
Tax liabilities									3,675	2,765	3,675	2,765
Other operating liabilities and non-interest-bearing provisions	33,618	36,605	641	606	3,186	2,989	35	37	1,123	2,106	38,603	42,343
	33,618	**36,605**	**641**	**606**	**3,186**	**2,989**	**35**	**37**	**4,798**	**4,871**	**42,278**	**45,108**
Capital employed	**9,529**	**13,540**	**9,459**	**13,039**	**2,931**	**4,977**	**1,243**	**1,044**	**1,298**	**-960**	**24,460**	**31,640**
Cash flow from operations[5]												
Cash flow operations before investments	3,665	3,554	884	606	110	883	-58	-38	-246	-728	4,355	4,277
Net investments in business operations	-394	-1,237	6,173	-894	811	708	-114	-579	34	-23	6,510	-2,025
Cash flow effect, adjustment of dates, net investments	-54	-22	53	1,165	49	0	0	0	0	-1	48	1,142
Taxes paid in business operations									-943	-1,428	-943	-1,428
Cash flow from business operations	**3,217**	**2,295**	**7,110**	**877**	**970**	**1,591**	**-172**	**-617**	**-1,155**	**-2,180**	**9,970**	**1,966**
Net strategic investments	84	-474	0	1	0	-29	0	0	320	314	404	-188
Taxes paid on strategic divestments									740	-917	740	-917
Cash flow from strategic investments	**84**	**-474**	**0**	**1**	**0**	**-29**	**0**	**0**	**1,060**	**-603**	**1,144**	**-1,105**
Cash flow before financing operations and dividend	**3,301**	**1,821**	**7,110**	**878**	**970**	**1,562**	**-172**	**-617**	**-95**	**-2,783**	**11,114**	**861**
Net investments												
Investments	-1,849	-2,697	-1,399	-1,674	-3,773	-4,741	-115	-579	209	-4	-6,927	-9,695
Divestments	1,539	986	7,572	781	4,584	5,420	1	0	145	295	13,841	7,482
Net investments	**-310**	**-1,711**	**6,173**	**-893**	**811**	**679**	**-114**	**-579**	**354**	**291**	**6,914**	**-2,213**
Order bookings	120,562	132,889	0	0	0	0	0	0	566	1,736	121,128	134,625
Order backlog	116,303	135,079	0	0	0	0	0	0	98	86	116,401	135,165
Employees	68,209	70,656	149	177	824	1,320	32	24	455	521	69,669	72,698

1 excluding goodwill amortization and writedowns

2 of which, amortization	-1,355	-1,607	-2	-2	-11	-11	0	-3	-9	-57	-1,377	-1,680
of which, writedowns/reversals of writedowns	-80	-308	0	-63	-25	-26	0	0	-2	0	-107	-397
of which, gain on sale of residential units	0	0	0	0	583	675	0	0	-12	3	571	678
of which, gain on sale of commercial properties	93	77	2,399	294	0	0	0	0	-21	1	2,471	372
3 of which, lump-sum writedown of goodwill	0	-1,131	0	0	0	0	0	0	0	0	0	-1,131

4 including external cash and bank balances, excluding deposits in Skanska's treasury unit.

5 Taxes paid for the Group are included in the item Central and eliminations.

Note 3 continued

B. Secondary segment: Geographic markets

Group	Sweden	Other Nordic countries	Other Europe	United States	Other markets	Central and eliminations	Total
2003							
External net sales	33,420	20,765	25,720	45,650	6,925	399	132,879
Intra-Group net sales	1,315	314	56	0	6	–1,691	0
Total net sales	**34,735**	**21,079**	**25,776**	**45,650**	**6,931**	**–1,292**	**132,879**
Total assets	**20,384**	**11,407**	**17,085**	**13,614**	**5,319**	**–1,071**	**66,738**
Investments in fixed assets and businesses	–345	–219	–377	–265	–286	32	–1,460
Investments in current-asset properties	–1,904	–2,585	–950	–110	0	177	–5,372
Total investments	**–2,249**	**–2,804**	**–1,327**	**–375**	**–286**	**209**	**–6,832**
Divestments of fixed assets and businesses	246	45	215	0	26	–146	386
Divestments of current-asset properties	7,810	3,381	1,551	189	54	–29	12,956
Total divestments	**8,056**	**3,426**	**1,766**	**189**	**80**	**–175**	**13,342**
2002							
External net sales	28,516	21,547	27,672	57,168	6,710	420	142,033
Intra-Group net sales	1,267	237	11		5	–1,520	0
Total net sales	**29,783**	**21,784**	**27,683**	**57,168**	**6,715**	**–1,100**	**142,033**
Total assets	**23,859**	**13,441**	**18,975**	**17,531**	**6,215**	**–3,273**	**76,748**
Investments in fixed assets and businesses	–572	–236	–490	–213	–740	–16	–2,267
Investments in current-asset properties	–1,882	–2,538	–1,256	–1,193	–21		–6,890
Total investments	**–2,454**	**–2,774**	**–1,746**	**–1,406**	**–761**	**–16**	**–9,157**
Divestments of fixed assets and businesses	107	94	307	21	12	–10	531
Divestments of current-asset properties	1,138	3,180	1,063	1,145	75		6,601
Total divestments	**1,245**	**3,274**	**1,370**	**1,166**	**87**	**–10**	**7,132**

Note 3 continued

C. Other information by business stream, divided by business unit/reporting unit

Group	Net sales		Operating income		Capital employed		Return on capital employed		Order backlog		Order bookings	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Construction and Services												
Sweden	23,680	24,092	495	437	1,027	1,946	36.6	11.3	13,797	14,535	22,694	24,352
Norway	8,223	8,040	25	-16	1,777	2,843	2.8	0.3	5,690	6,116	9,165	8,812
Denmark,	3,430	4,462	-37	-232	56	225	69.6	-48.4	1,999	1,761	3,608	4,341
Finland & Eastern Europe	8,923	8,901	-5	-52	739	1,287	0.0	-2.1	6,202	5,564	9,873	9,193
Poland	3,546	4,754	90	-107	421	865	13.0	-4.8	2,730	3,917	3,144	5,003
Czech Republic	7,654	6,831	340	325	1,508	1,386	20.2	18.4	7,426	8,467	8,816	9,671
United Kingdom	14,167	15,993	-14	240	528	1,930	5.8	18.4	16,212	18,417	13,209	15,637
USA Building	30,240	42,730	11	539	404	718	4.3	71.0	38,055	45,490	32,178	35,260
USA Civil	15,221	13,293	522	856	1,663	1,765	31.0	69.9	17,405	22,252	12,567	14,791
Latin America	2,142	2,277	119	179	375	309	27.8	40.0	2,087	2,040	2,401	2,103
Hong Kong (equity method)			34	91	507	662	5.8	8.4				
India	986	657	7	24	334	189	2.5	14.1	980	1,997	175	884
International Projects	1,189	1,840	-34	-120	341	237	-34.4	-154.6	1,333	2,137	528	170
Services	2,201	2,491	132	99	-69	16	>100	53.2	2,387	2,386	2,204	2,672
Elimination					-82	-838						
	121,602	**136,361**	**1,685**	**2,263**	**9,529**	**13,540**	**16.3**	**13.8**	**116,303**	**135,079**	**120,562**	**132,889**
Writedown of goodwill and tangible fixed assets, Norway, Poland and Hong Kong				-1,645								
	121,602	**136,361**	**1,685**	**618**	**9,529**	**13,540**	**16.3**	**13.8**	**116,303**	**135,079**	**120,562**	**132,889**
Residential Project Development												
Sweden	2,415	2,469	15	19	735	1,076	1.5	4.6				
Norway	1,024	1,109	83	111	823	1,086	8.9	12.1				
Denmark	313	391	61	34	313	483	17.0	7.2				
Finland & Eastern Europe	1,663	1,578	73	71	772	754	9.5	7.5				
Poland	159	191	-26	-15	158	288	-12.2	-6.9				
Czech Republic	517	350	79	37	130	158	64.5	28.5				
United States	189	1,145	9	147	0	996	0.5	14.1				
International Projects	54	72	4	9	0	41	19.8	14.3				
Other countries	0	28	0	-36	0	95	0.0	-30.3				
	6,334	**7,333**	**298**	**377**	**2,931**	**4,977**	**7.5**	**8.0**				
Commercial Project Development	**8,861**	**2,214**	**3,061**	**1,049**	**9,459**	**13,039**	**24.8**	**9.2**				
BOT	**87**	**38**	**27**	**-41**	**1,243**	**1,044**	**3.8**	**-3.5**				
Central and eliminations[1]	**-4,005**	**-3,913**	**-539**	**-1,022**	**1,298**	**-960**			**98**	**86**	**566**	**1,736**
Total	**132,879**	**142,033**	**4,532**	**981**	**24,460**	**31,640**	**17.1**	**4.2**	**116,401**	**135,165**	**121,128**	**134,625**

1 Order bookings and order backlog included Project Development USA throughout 2002 and in the first quarter of 2003.

Note 4 Financial instruments and financial risk management

1. Objectives and policy

For Skanska, it is essential to ensure an effective and systematic assessment of both financial and business risks. Skanska's business risk management model does not imply avoidance of risks, but is instead aimed at identifying, managing and pricing these risks.

Skanska's Board of Directors is responsible for establishing the Group's Financial Policy, which states guidelines, objectives and limits for financial management and administration of financial risks in the Group. This policy document regulates the allocation of responsibilities among Skanska's Board, the Senior Executive Team, Skanska Financial Services (SFS) and the business units. Within the Group, SFS has operative responsibility for ensuring Group financing and efficiently managing liquidity, financial assets and liabilities. SFS is also responsible for monitoring compliance with the Financial Policy. The Senior Executive Team, through the Chief Financial Officer, is responsible for reporting risk exposure as well as gains/losses from the Group's financial activities to Skanska's Board.

2. Financial risks

General

Financial risks can mainly be divided into the following categories: interest rate, foreign exchange, refinancing and credit risk.

Interest rate risk

The Financial Policy states that the target for the Group's interest-rate refixing period shall be 1.5 years ± 1 year. This is achieved mainly by entering into swap agreements to adjust the characteristics of the borrowing portfolio so that the target can be achieved.

Interest rate risk is defined as the possible negative impact in case of a sudden one percentage point increase in interest rates across all maturities. Relative risk in case of deviations in interest-rate refixing period may not exceed SEK 100 M.

Refinancing risk

Refinancing risk is defined as the risk caused by lack of liquidity or difficulty in obtaining, or rolling over, external loans.

In compliance with the Financial Policy, the maturity of the Group's borrowing shall be 3 years ± 1 year. The Group shall also have the equivalent of at least SEK 4,000 M in available liquid assets or committed credit facilities at all times, accessible within the space of one week.

Foreign exchange risk

Although Skanska has a large international presence, its operations are of a local nature in terms of foreign exchange risks. Project revenues and costs are mainly denominated in the same currency, and transaction risks from exchanges between different currencies are thus very limited. Foreign exchange risk is defined as the risk of negative impact on the Group's earnings due to fluctuations in exchange rates.

This risk can be divided into transaction exposure, i.e. net operating (export/import) and financial (interest/principal payment) flows, and translation exposure related to the shareholders' equity of foreign subsidiaries denominated in foreign currencies.

The objective stated in the Financial Policy is that all transaction exposures for each respective business unit shall be hedged via SFS. This foreign exchange risk may amount to a total of SEK 50 M, with risk calculated as the effect on earnings of a five percentage point shift in exchange rates. The foreign exchange risk in transaction exposure is kept as close to zero as possible.

The foreign exchange risk that arises because portions of the shareholders' equity of the Group are invested long-term in foreign subsidiaries, known as translation exposure, is not hedged. Exceptions to this rule are the shareholders' equity of U.S. operations and some British subsidiaries, plus investments in project development and BOT. In the two latter cases, the investment is normally financed through loans in functional or local currencies.

Credit risk

Credit and counterpart risk is defined as the risk that the Group will suffer a loss because a counterparty does not fulfill its contractual commitments toward Skanska. Financial credit and counterparty risk is identified, managed and reported according to limits defined in the Financial Policy and risk instruction.

According to the Financial Policy, Skanska shall endeavor to limit the number of counterparties to as few as possible, and they shall always be of the best creditworthiness.

To ensure a systematic and uniform assessment of construction projects, Skanska uses its Operational Risk Assessment (ORA) model throughout the Group.

3. Valuation

Valuation methods for financial instruments

Financial assets and liabilities are normally reported at acquisition value. Financial liabilities whose acquisition value differs from nominal value are reported at accrued acquisition value, with premiums or discounts accrued (on a straight-line basis) over their life.

Receivables and liabilities in foreign currencies are translated at the exchange rate prevailing on the balance sheet date, in compliance with recommendation RR 8 of the Swedish Financial Accounting Standards Council.

Skanska uses currency forward contracts, foreign currency loans and currency swaps to hedge against fluctuations in exchange rates.

Unrealized gains and losses on forward contracts related to hedging of operative transaction exposure are included in the reporting of each respective project, according to its degree of completion.

Loans in foreign currencies and currency derivatives for hedging of translation exposure are valued at the exchange rate prevailing on the balance sheet date. Exchange rate differences are reported, taking into consideration the tax effect, against the shareholders' equity of the Group. Any forward contract premium is accrued over the period of the contract and reported as interest revenue or interest expense.

Interest rate derivatives (mainly interest rate swaps, FRA's and futures) are used for hedging against changes in interest rates. These instruments are not reported at market value in the balance sheet. Income that arises is accrued over the period of the contract and reported as interest revenue or interest expense.

Reported and fair value

Gross and net debt including provisions

The Group's net assets amounted to SEK 150 M. In 2002, the Group reported a net debt of SEK 9,376 M.

The Group's net interest items before taking into account capitalized interest amounted to SEK –477 M (–775). The change was mainly attributable to a major shift in the relationship between interest-bearing assets and liabilities, as well as lower interest rates in several of Skanska's home markets.

At the end of 2003, the Skanska Group had an interest-bearing gross debt of SEK 10,091 M (17,125). The Group's interest-bearing assets rose to SEK 10,241 M (7,749).

The table below shows reported and fair values of interest-bearing financial instruments.

Table 1a. Reported value and fair value of interest-bearing financial instruments, Skanska Group

	On Dec. 31, 2003	
SEK M	Reported value	Fair value
Financial fixed assets	1,956	1,956
Current receivables	1,248	1,248
Short-term investments	218	218
Cash and bank balances	6,819	6,819
Derivatives related to transaction exposure		15
Assets	**10,241**	**10,256**
Bond loans	5,774	5,839
Liabilities to credit institutions	1,664	1,660
Other liabilities	552	550
Derivatives related to borrowing		110
Derivatives related to transaction exposure		30
Provisions for pensions	1,926	1,638
Other provisions	175	175
Liabilities	**10,091**	**10,002**
Less: Provisions for pensions	–1,926	–1,638
Liabilities excluding provisions for pensions	**8,165**	**8,364**

Note 4 continued

Table 1b. Reported value and fair value of interest-bearing financial instruments, Parent Company

	On Dec. 31, 2003	
SEK M	Reported value	Fair value
Long-term receivables from Group companies	2,835	2,840
Assets	**2,835**	**2,840**
Liabilities to credit institutions	252	257
Liabilities to Group companies	3,534	3,534
Liabilities	**3,786**	**3,791**

Non-interest-bearing financial instruments, such as accounts receivable and accounts payable, are reported at fair value and are not included in the table.

Fair value of interest-bearing financial instruments has been calculated by discounting future cash flow at current market interest rates for each maturity.

Fair value of derivatives related to borrowing and derivatives related to transaction exposure does not include underlying capital amounts and accrued interest.

4. Funding

General

Established relationships with capital markets are a prerequisite for Skanska's ability to ensure a supply of capital on good terms. Via several borrowing programs, the Group is well prepared for temporary fluctuations in its liquidity requirements.

Central bank credit facilities

Skanska's committed credit facilities consist of:

- A syndicated bank loan (Multicurrency Revolving Credit Facility) with a ceiling of EUR 400 M and a final due date of June 21, 2006. On December 31, 2003, this syndicated loan facility had a utilization level of 0 percent. Its utilization level has varied between 0 and 75 percent during the existence of the loan.
- A 364-day bilateral bank loan agreement totaling SEK 500 M, with a final due date of March 11, 2004.
- A bilateral bank loan agreement totaling SEK 500 M with a final due date of January 13, 2006.

The two bilateral bank loans serve primarily as back-up facilities and have never been utilized to date.

Market funding programs

Skanska has two market funding programs:

- Commercial paper (CP) program related to short-term borrowing for maturities of up to one year. The loan ceiling in the CP program amounts to SEK 6,000 M. On December 31, 2003, the borrowed amount was SEK 0 M.
- Medium Term Note program (MTN) for borrowing with maturities between 1–10 years. The loan ceiling in the MTN program amounts to SEK 8,000 M. On December 31, 2003, the borrowed amount was SEK 5,720 M and the average maturity was 2.2 years.

These borrowing programs are mainly intended for borrowing in the Swedish credit market; however, it is possible to borrow in EUR within the framework of these programs.

Liquidity reserve and maturity structure

The target is to have a liquidity reserve of at least SEK 4,000 M available through cash equivalents or committed credit facilities.

The average maturity of the borrowing portfolio shall be in the 2-4 year range. At year-end 2003, the average maturity was 2.2 (2.4) years.

The maturity structure of assets and liabilities on December 31, 2003 was distributed over coming years according to the table below.

Table 2. Maturity structure, interest-bearing assets and liabilities, excluding derivatives and provisions for pensions

Interest-bearing assets, SEK M

Year of maturity	Fixed rate	Adjustible rate	Total
2004	4,123	3,967	8,090
2005	4	1,561	1,565
2006	4	327	331
2007	2	0	2
2008	0	71	71
2009 and later	112	70	182
Total assets	**4,245**	**5,996**	**10,241**

Interest-bearing liabilities

Year of maturity	Fixed rate	Adjustible rate	Total
2004	872	1,630	2,502
2005	609	826	1,435
2006	497	1,134	1,631
2007	563	131	694
2008	775	676	1,451
2009 and later	196	256	452
Total liabilities	**3,512**	**4,653**	**8,165**
Net assets	**733**	**1,343**	**2,076**

Through interest rate swaps, an additional SEK 1,971 M of debt was swapped from adjustable to fixed interest rates.

5. Risk management

Foreign exchange risk

Transaction exposure

Expected contracted flows in currencies that are foreign to the respective subsidiary are distributed among currencies and maturities as follows.

Table 3. The Group's expected net foreign currency flows

Amounts in SEK M	2004	2005	2006 and later
USD	124.2	22.4	
EUR	936.6	131.6	48.3
GBP	-7.5	-5.7	
JPY	52.0	43.3	93.8
Other currencies	-53.9	-5.7	-0.6
Total equivalent value	**1,051.4**	**185.9**	**141.5**

The table below shows unreported gains and losses related to currency hedging of operative transaction exposure.

Table 4. Unreported gains and losses for derivatives related to transaction exposure.

Amounts in SEK M	2004	2005	2006 and later	Total
USD	8.0	1.1		9.1
EUR	1.5	2.8		4.2
GBP	0.1	0.1		0.2
JPY	0.3			0.3
Other currencies	0.8	0.2	0.4	1.4
Unreported gains	**10.7**	**4.2**	**0.4**	**15.3**
USD	-4.8			-4.8
EUR	-11.7	-5.5	-5.0	-22.2
GBP				0.0
JPY	-1.6			-1.6
Other currencies	-1.7			-1.7
Unreported losses	**-19.9**	**-5.5**	**-5.0**	**-30.4**

Note 4 continued

Translation exposure

Shareholders' equity in foreign subsidiaries is normally not currency hedged, since it is regarded as an investment of a long-term nature. There may be exceptions, however. The translation difference in the shareholders' equity of the Group may be significant during certain periods of major exchange rate fluctuations. The largest exposures are in GBP, EUR and NOK.

Skanska hedges the shareholders' equity of its U.S. operations, due to its significant impact on the shareholders' equity of the Group in case of exchange rate fluctuations. Investments in project development and BOT, which will be divested after completion, are normally financed through loans in functional or local currencies.

See Note 33, "Effects of changes in foreign exchange rates."

Interest rate risk

The average interest refixing period for all interest-bearing liabilities was 1.1 (0.8) years, and average maturity amounted to 2.2 (2.4) years. The average interest rate for all consolidated interest-bearing liabilities amounted to 4.62 (5.16) percent at year-end. The share of borrowing in foreign currencies declined to 33 (48) percent.

The average interest refixing period for all interest-bearing assets was 0.1 (0.2) years, and the average interest rate was 2.66 (2.78) percent at year-end. Of these, receivables in foreign currencies accounted for 49 (76) percent.

Various forms of derivatives are used in order to adjust the interest refixing period and average maturity, respectively. To achieve such adjustments, Skanska mainly uses interest rate swaps and currency swaps.

The Skanska Group's portfolio of derivatives related to borrowing was distributed as follows on December 31, 2003. The values stated do not include accrued interest.

Table 5. Unreported gains and losses for derivatives related to borrowing.

Amounts in SEK M	2004	2005	2006	Later	Total
Receiving fixed rate	14.8	20.4	9.5	15.6	60.3
Paying fixed rate	–21.4	–59.8	–44.4	–45.1	–170.7
Net amount	**–6.6**	**–39.4**	**–34.9**	**–29.5**	**–110.4**

The fair value of the borrowing portfolio, including derivatives related to borrowing, would change by about SEK 103 M in case of a change of market interest rates - over the entire yield curve - of one percentage point, given the same volume and interest refixing period as on December 31, 2003. The relative risk in case of an interest refixing period of 1.5 years amounted to SEK 45 M.

Credit and counterparty risk

The Group's credit and counterparty risk can be divided into two main categories: 1) financial credit and counterparty risk and 2) customer credit risk (credit risk in projects and other business contracts).

Financial credit and counterparty risk

This is a risk that the Group runs in its relations with financial counterparties in the case of deposits of surplus funds, bank account balances and investments in financial assets. Financial credit and counterparty risk is identified, managed and reported according to limits defined in the Financial Policy and risk instruction.

Skanska has netting (ISDA) agreements with all the financial counterparties with which it enters into derivative contracts. These agreements reduce counterparty risk to some extent. Skanska endeavors to limit its exposure to a few financial counterparties that must meet prime standard requirements (possess a rating equivalent to an A at Standard & Poor's or the equivalent rating at Moody's).

Skanska's investments in privately financed infrastructure projects (BOT projects) consist of shares and/or subordinated loans in a project company created for this purpose. In conjunction with the financing of BOT projects, in some cases Skanska may assume responsibility for bank guarantees, in the form of Parent Company guarantees, for the purpose of ensuring financing on behalf of a third party during a limited period.

The total obligation is equivalent to the Group's ownership stake in the project company in the form of shareholders' equity and/or subordinated debenture loans when fully invested. Skanska's ownership in BOT project companies amounts to a maximum of 50 percent (lower voting power). The Group is thus exposed to the risk that other co-owners cannot fulfill their contractual financial obligations to project companies. The process that precedes an investment includes a due diligence assessment of the financial stability of the other co-owners. To limit this exposure, as a rule the co-owners of BOT project companies issue reciprocal Parent Company guarantees.

In major construction projects (mainly infrastructure projects), Skanska can work together with other construction companies in joint ventures. These joint ventures assume various types of guarantees toward the customer and the institutions that provide financing during the construction period, including completion bonds. The Group is thus exposed to the risk that other parties cannot fulfill their contractual obligations. The process that precedes project tenders together with other companies in joint ventures includes a due diligence assessment of the financial stability of the other co-owners. To limit this exposure, as a rule the parties in each joint venture issue reciprocal Parent Company guarantees.

For further information, see Note 32, "Contingent liabilities."

Accounts receivable credit risk

Skanska's credit risk with regard to accounts receivable from customers have a high degree of risk diversification, due to the large number of projects of varying sizes and types with numerous different customer categories in a large number of geographic markets.

According to its Financial Policy, Skanska shall endeavor to limit the number of credit counterparties to the smallest possible number and they shall always have the highest creditworthiness. A business unit is not permitted to extend credit to a customer, before the beginning of a project or after its end, without first receiving approval from SFS.

The portion of Skanska's operations related to construction projects extends only very limited credit, since projects are invoiced in advance as far as possible. In other operations, such as facilities management, the extension of credit is limited to the customary invoicing periods. To ensure a systematic and uniform assessment of construction projects, Skanska uses its Operational Risk Assessment (ORA) model throughout the Group.

Insurable risks

At Skanska, there are guidelines for how insurance questions are to be dealt with. The insurance subsidiary Skanska Försäkrings AB provides back-up assistance to business units in their procurement of arranged insurance solutions. The overall insurance risk is normally reinsured in the international reinsurance market.

Note 5 Business combinations (principles of consolidation)

Skanska's consolidated financial statements are prepared in compliance with RR 1, "Business combinations." See "Accounting and valuation principles," Note 1.

Acquisitions of Group companies

Acquisition of shares	Country	Quarter acquired	Ownership, percent	Purchase price	Investment
2003					
MIAB	Sweden	Q1	100	30	30
BFW	United States	Q3	100	159	–14
Bayshore (buying out minority)	United States	Q4	100	55	55
Banske Stavby	Czech Republic	Q4	76	48	22
Others				–2	–3
Total, 2003				**290**	**90**
2002					
Yeager	United States	Q3 2002	100	473	457
Others				42	41
Total, 2002				**515**	**498**

All of the year's acquired companies are being consolidated according to the purchase method of accounting. There are no plans to divest any portion of the businesses of the acquired companies. All companies were acquired in the Construction and Services business stream.

Note 5 continued

Acquired assets and liabilities according to acquisition balance sheets were

	2003	2002
Assets		
Intangible fixed assets	75	247
Tangible fixed assets	66	707
Shares and participations	10	0
Current-asset properties	0	101
Inventories, tax claims and operating receivables	204	311
Liquid assets	200	17
Total	**555**	**1 383**
Liabilities		
Minority interests	-40	0
Interest-bearing provisions and liabilities	28	277
Non-interest-bearing provisions and liabilities	277	591
Total	**265**	**868**
Purchase price paid	-290	-515
Liquid assets in the acquired companies	200	17
Effect on consolidated liquid assets, investment	**-90**	**-498**

Divestments of Group companies

During the year, a number of Group companies were divested.

The project development company Spectrum Skanska in the United States was sold in the second quarter, with a gain of SEK 14 M. The gain was attributable in its entirety to exchange rate differences previously reported directly in shareholders' equity.

During the second quarter, Skanska's Norwegian unit sold its 50 percent stake in the steel and concrete company Contiga AS. The divestment led to a capital gain of SEK 53 M.

A company in Russia, Sovetskaya, was also sold with a capital gain.

Otherwise a number of small companies in the Baltic countries were sold at a minor loss.

In 2002, divestments consisted of a small number of Group companies in Poland.

Divested assets and liabilities

	2003	2002
Assets		
Intangible fixed assets	-23	-6
Tangible fixed assets	-165	-141
Shares and participations	-1	0
Current-asset properties	-896	-25
Inventories, tax claims and operating receivables	-206	-188
Liquid assets	-230	0
Total	**-1,521**	**-360**

Shareholders' equity and liabilities

	2003	2002
Gain on sale of Group companies	47	0
Minority interests	-18	0
Interest-bearing provisions and liabilities	-874	-102
Non-interest-bearing provisions and liabilities	-380	-258
Total	**-1,225**	**-360**
Purchase price received	296	0
Liquid assets in divested companies	-230	0
Effect on consolidated liquid assets, divestments	**66**	**0**

Other matters

Regarding information on provisions for each individual company acquisition, see Note 27, "Provisions." Regarding information on goodwill amortization apportioned over the amortization period, see Note 17, "Intangible fixed assets."

Note 6 Net sales

Projects in Skanska's contracting operations are reported in compliance with RR 10, "Construction contracts and similar assignments." Revenues other than project revenues are reported in compliance with RR 11, "Revenues". See "Accounting and valuation principles," Note 1.

Net sales by primary and secondary segment

Group Primary segments: Business streams	Secondary segments: Geographic markets Sweden	Other Nordic countries	Other Europe	United States	Other markets	Central and eliminations	Total net sales
2003							
Construction and Services	25,881	19,531	23,939	45,460	6,791		121,602
Commercial Project Development	7,450	472	939				8,861
Residential Project Development	2,415	2,778	898	189	54		6,334
BOT					87		87
Other businesses, elimination of intra-Group transactions	-1,011	-1,702				-1,292	-4,005
Total	**34,735**	**21,079**	**25,776**	**45,649**	**6,932**	**-1,292**	**132,879**
2002							
Construction and Services	26,583	20,434	26,717	56,023	6,604		136,361
Commercial Project Development	1,780	74	360				2,214
Residential Project Development	2,469	2,927	720	1,145	72		7,333
BOT					38		38
Other businesses, elimination of intra-Group transactions	-1,049	-1,651	-113			-1,100	-3,913
Total	**29,783**	**21,784**	**27,684**	**57,168**	**6,714**	**-1,100**	**142,033**

Note 6 continued

Net sales by type of revenues

Group	2003	2002
Construction contracts	113,578	129,487
Services	2,641	2,234
Merchandise sales	2,187	2,139
Rental revenues	1,517	1,572
Divestments of properties	12,956	6,601
Total	**132,879**	**142,033**

Regarding other types of revenues, dividends and rental revenues are reported as part of net financial items. See Note 13, "Financial items." Skanska had no royalty revenues during 2003, nor during 2002.

Other matters

Group

Sales to associated companies and joint ventures amounted to SEK 2,530 M (816). For other related party transactions, see Note 37, "Related party disclosures."

Parent Company

The Parent Company's revenues consist of income on intra-Group services.

The amount included SEK 127 M (219) in sales to subsidiaries. For other related party transactions, see Note 37, "Related party disclosures."

Note 7 Construction contracts and similar assignments

Construction contracts are recognized as revenues at the pace of project completion. See "Accounting and valuation principles," Note 1.

Information from the income statement

Group

Revenues recognized during the year amounted to SEK 113,578 M (129,487).

Information from the balance sheet

Group

Recognized but non-invoiced revenue	2003	2002
Recognized revenue	98,829	104,309
Invoiced sales	-94,015	-99,413
Total, asset	**4,814**	**4,896**

Invoiced but unrecognized revenue	2003	2002
Invoiced sales	126,766	142,250
Recognized revenue	-117,455	-132,075
Total, liability	**9,311**	**10,175**

Recognized revenues in ongoing projects including reported gains less reported loss provisions amounted to SEK 216,284 M (236 385).

Advance payments received totalled SEK 1,490 M (889).

Amounts held back by customers which have been invoiced as part of an established plan and which the customer is retaining in compliance with contractual terms until all the terms specified in the contract have been met, amounted to SEK 2,848 M (3,446).

Note 8 Operating income

The following table presents operating income by business stream.

	Operating income before goodwill amortization and writedowns		Goodwill amortization/ writedowns		Operating income	
Group	2003	2002	2003	2002	2003	2002
Construction and Services	2,263	2,406	-578	-1,788	1,685	618
Commercial Project Development	3,061	1,049	0	0	3,061	1,049
Residential Project Development	305	377	-7	0	298	377
BOT	27	-41	0	0	27	-41
Other						
Central	-484	-688	0	0	-484	-688
Closed down operations	10	-164	0	-98	10	-262
Eliminations	-65	-72	0	0	-65	-72
Total	**5,117**	**2,867**	**-585**	**-1,886**	**4,532**	**981**

In the above table, the item "Other" has been divided into "Central," "Closed down operations," and "Eliminations."

The Parent Company and other corporate units are reported as "Central."

The main item reported under "Closed down operations" is Skanska Telecom. Elimination of internal profits from intra-Group sales are reported as "Eliminations."

Note 9 Accounting for extraordinary items and related disclosure

The table below provides a summary of items in the income statement that differ between 2002 and 2003 and thus need to be explained for comparative purposes. See "Accounting and valuation principles," Note 1.

Operating income

The income statement includes the subamounts below, which are explained for comparative purposes.

Group	2003	2002
Writedowns (see note 12)		
Writedown of goodwill, Norway and Poland	0	-1,131
Other writedowns of intangible fixed assets	-182	-272
Writedown of tangible fixed assets, Poland	0	-150
Other writedowns of tangible fixed assets	-56	-8
Writedowns/reversals of writedowns on current-asset properties	-48	-175
	-286	**-1,736**

	2003	2002
Gain on sale of current-asset properties		
Commercial Project Development	2,399	294
Other commercial properties	72	80
Residential Project Development	571	675
	3,042	**1,049**
Income from joint ventures and associated companies	**79**	**-285**
of which, goodwill writedown, Gammon Skanska		-364
Other operating income	**1,697**	**1,953**
Total according to income statement	4 532	981

Using the exchange rates prevailing in 2002, operating income would have been SEK 171 M higher in 2003. See also Note 33, "Effects of changes in exchange rates."

Note 10 Selling and administrative expenses

Selling and administrative expenses are reported as one item. See "Accounting and valuation principles," Note 1.

Distribution of selling and administrative expenses by primary and secondary segment

Primary segments: Business streams	Secondary segments: Markets Sweden	Other Nordic countries	Other Europe	United States	Other markets	Central and eliminations	Total	of which goodwill amortiz./writedowns
2003								
Construction and Services	-2,056	-1,368	-1,840	-1,283	-499		-7,046	-578
Commercial Project Development	-153	-17	-74				-244	
Residential Project Development	-153	-161	-40	-15	-5		-374	-7
BOT					-56		-56	
Other operations, elimination of intra-Group transactions						-733	-733	
Total	**-2,362**	**-1,546**	**-1,954**	**-1,298**	**-560**	**-733**	**-8,453**	**-585**
of which, goodwill amortization/writedowns	-74	-260	-71	-72	-108	0	-585	
2002								
Construction and Services	-2,072	-2,226	-2,423	-1,262	-548		-8,531	-1,788
Commercial Project Development	-155	-15	-89				-259	
Residential Project Development	-204	-148	-18	-65	-4		-439	
BOT					-38		-38	
Other operations, elimination of intra-Group transactions						-1,048	-1,048	-98
Total	**-2,431**	**-2,389**	**-2,530**	**-1,327**	**-590**	**-1,048**	**-10,315**	**-1,886**
of which, goodwill amortization/writedowns	-153	-886	-678	-71	0	-98	-1,886	

Note 11 Depreciation/amortization

Depreciation/amortization follows a schedule in compliance with RR 12, "Tangible fixed assets" and RR 15, "Intangible fixed assets."

Depreciation/amortization by business stream and function

Group	Construction, manufacturing and property management 2003	Construction, manufacturing and property management 2002	Selling and administration 2003	Selling and administration 2002	Total 2003	Total 2002
Construction and Services	-1,154	-1,346	-600	-807	-1,754	-2,153
Commercial Project Development			-2	-2	-2	-2
Residential Project Development	-8	-1	-10	-8	-18	-9
BOT				-3	0	-3
Other operations, elimination of intra-Group transactions		-1	-9	-58	-9	-59
Total	**-1,162**	**-1,348**	**-621**	**-878**	**-1,783**	**-2,226**

Depreciation/amortization by asset class and function

	Construction, manufacturing and property management 2003	Construction, manufacturing and property management 2002	Selling and administration 2003	Selling and administration 2002	Total 2003	Total 2002
Goodwill		0	-406	-547	-406	-547
Other intangible fixed assets	-13	-6	-18	-28	-31	-34
Miscellaneous buildings and land	-63	-105	-26	-59	-89	-164
Machinery and equipment	-1,086	-1,237	-171	-244	-1,257	-1,481
Total	**-1,162**	**-1,348**	**-621**	**-878**	**-1,783**	**-2,226**

Depreciation/amortization in the Parent Company amounted to SEK -3 M (-4).

Note 12 Impairment of assets (Writedowns/Reversals of writedowns)

Writedowns are reported in compliance with RR 17, "Impairment of assets." See "Accounting and valuation principles," Note 1.

Intangible fixed assets

During 2003, the Group carried out goodwill writedowns of SEK -179 M (-1,339). Of this amount, SEK -87 M came from goodwill amortization in Cementation.

The reversal value for Cementation is calculated at the net divestment value of the units included in the planned divestment and have been fixed taking into account the prices that intended buyers are willing to pay for the units.

Other goodwill writedowns, SEK -92 M, come from certain small units in Sweden and Norway. These writedowns are largely based on the fact that the "value in use" of the respective units was below the reported value of these units.

The large writedowns in acquisition goodwill in 2002 were based on the fact that the value in use of the Skanska Poland and Selmer Skanska (now Skanska Norway) units was below the book value of these units.

Group	Goodwill 2003	Goodwill 2002	Other intangible fixed assets 2003	Other intangible fixed assets 2002
Writedowns by income statement item and asset class				
Construction, manufacturing and property management expenses		-9	-1	-64
Selling and administrative expenses	-179	-1,330	-2	
of which, writedowns in Selmer Skanska and Skanska Poland	0	-1,131		
	-179	**-1,339**	**-3**	**-64**
Of which, goodwill writedowns in Norway and Poland included under selling and administrative expenses				
Skanska Poland	0	-521		
Selmer Skanska	0	-610		
	0	**-1,131**		
Writedown by asset class, by business stream				
Construction and Services	-179	-1,244	-1	-64
Other operations		-95	-2	0
	-179	**-1,339**	**-3**	**-64**

Group	Goodwill 2003	Goodwill 2002	Other intangible fixed assets 2003	Other intangible fixed assets 2002
Writedown amounts based on				
Net divestment value	-89	-11		
Value in use	-90	-1,328	-3	-64
	-179	**-1,339**	**-3**	**-64**

Parent Company

In the Parent Company, writedowns of intangible assets totaled SEK -1 M (0).

Tangible fixed assets

In 2003, writedowns of tangible assets come mostly from Swedish construction operations, where closures of construction/manufacturing facilities led to certain writedowns. In 2002, the corresponding amount for writedowns was largely accounted for by a lump-sum writedown of acquired surplus value in fixed assets in Poland. The utilization value of these fixed assets was below their book value, and a writedown was thus carried out.

Group	Buildings and land 2003	Buildings and land 2002
Writedowns/reversals of writedowns by income statement item and asset class		
Construction, manufacturing and property management expenses		
Writedowns	-70	-158
of which, lump-sum writedowns		-150
Reversals of writedowns	14	
	-56	**-158**
Writedowns/reverals of writedowns by business stream		
Construction and Services	-50	-158
Commercial Project Development	-6	0
	-56	**-158**
Amounts of writedowns/reversals of writedowns were based on		
Net divestment value	-38	-8
Value in use	-18	-150
	-56	**-158**

Note 12 continued

Financial fixed assets, holdings

Group	In joint ventures 2003	In joint ventures 2002	Other long-term holdings of securities 2003	Other long-term holdings of securities 2002
Writedowns by income statement item and asset class				
Share of income in joint ventures	-10	-10		
Income from financial fixed assets				-4
	-10	**-10**	**0**	**-4**
Writedowns by business stream				
Construction and Services		-10		-4
Central and eliminations	-10			
	-10	**-10**	**0**	**-4**

Group	In joint ventures 2003	In joint ventures 2002	Other long-term holdings of securities 2003	Other long-term holdings of securities 2002
Amounts of writedowns were based on				
Net divestment value				-4
Value in use	-10	-10		
	-10	**-10**	**0**	**-4**

Parent Company	Holdings in Group companies 2003	Holdings in Group companies 2002
Writedowns by income statement item and asset class		
Income from holdings in Group companies	0	-141
	0	**-141**

The writedown amount in 2002 was based on value in use.

Note 13 Financial items

The following tables show how consolidated and Parent Company financial income is divided among income statement items.

Group	Income from associated companies 2003	Income from associated companies 2002	Income from other financial fixed assets 2003	Income from other financial fixed assets 2002	Income from financial current assets 2003	Income from financial current assets 2002	Interest expenses and similar items 2003	Interest expenses and similar items 2002	Total 2003	Total 2002
Share of equity	2	5							2	5
Dividends			18	2					18	2
Interest revenues			51	116	241	279			292	395
Interest expenses							-685	-1,026	-685	-1,026
Exchange rate differences			-640	-756	-32	199	666	506	-6	-51
Capital gains			13	173					13	173
Writedowns			-43	-8		-2			-43	-10
Financial portion of decline in value of pension fund								-322	0	-322
Other items							-51	-74	-51	-74
Total	**2**	**5**	**-601**	**-473**	**209**	**476**	**-70**	**-916**	**-460**	**-908**

Share of equity

Skanska's shares of the equity in the associated companies Swedish Aircraft FOUR and Swedish Aircraft TWO were reported under "Net financial items." Holdings in other associated companies are part of the Company's operations and are thus reported under "Operating income."

Net interest items

Interest revenues were obtained at an average interest rate of 2.79 (3.49) percent. Interst expenses were paid at an average interest rate of 4.87 (5.70) percent. During 2003, consolidated interest expenses of SEK -84 M (-144) were capitalized.

Exchange rate differences

Net exchange rate differences amounted to SEK -6 M (-51). Skanska has large volumes on the asset and liability side, respectively, in different currencies. In case of changes in the value of these currencies against SEK, large exchange rate differences arise.

Capital gains

Capital gains of SEK 13 M (173) arose and came mainly from the divestment of shares in Nobia, amounting to SEK 14 M. In 2002, capital gains consisted largely of early redemption of a receivable.

Financial portion of decline in pension fund

Financial income/losses from pension funds are not included in 2003 net financial items due to a change in accounting principles for defined-benefit pension commitments.

Parent Company	Income from Group companies 2003	Income from Group companies 2002	Income from other financial fixed assets 2003	Income from other financial fixed assets 2002	Income from financial current assets 2003	Income from financial current assets 2002	Interest expenses and similar items 2003	Interest expenses and similar items 2002	Total 2003	Total 2002
Dividends	1,841	1,946							1,841	1,946
Interest revenues			78	87	4	7			82	94
Interest expenses							-124	-201	-124	-201
Exchange rate differences							4		4	0
Capital gains		48							0	48
Writedowns		-141							0	-141
Financial portion of decline in value of pension fund								-122	0	-122
Total	**1,841**	**1,853**	**78**	**87**	**4**	**7**	**-120**	**-323**	**1,803**	**1,624**

Dividends

The 2003 amount for dividends consisted of dividends in compliance with decisions of shareholders' meetings, SEK 1,200 M,plus Group contributions received, SEK 641 M. In 2002, the amount for dividends consisted of dividends in compliance with decisions of shareholders' meetings, SEK 1,216 M, plus Group contributions received, SEK 730 M.

Net interest items

Of interest revenues, SEK 78 M (87) were related to Group companies. Of interest expenses, SEK 107 M (182) were related to Group companies.

Note 14 Borrowing costs

Capitalization of borrowing costs occurs for borrowing costs that require a substantial period for completion. See "Accounting and valuation principles," Note 1.

During 2003, borrowing costs were capitalized at an interest rate of 5.0 (5.5) percent.

	Interest capitalized during the year		Total accumulated capitalized interest included in acquisition value	
Group	2003	2002	2003	2002
Miscellaneous intangible fixed assets	24	0	24	0
Tangible fixed assets	0	0	0	0
Current-asset properties				
Commercial Project Development	37	95	43	95
Other commercial properties	5	3	10	3
Residential Project Development	18	46	36	46
Total	**84**	**144**	**113**	**144**

Note 15 Allocations and untaxed reserves

	Allocations		Untaxed reserves	
Parent Company	2003	2002	2003	2002
Extra depreciation Machinery and equipment	1			1
Buildings and land	2			3
Tax allocation reserve	-115	-35	925	810
Total	**-112**	**-35**	**925**	**814**

Note 16 Income taxes

Income taxes are reported in compliance with RR 9, "Income taxes."

Tax expenses

Group	2003	2002
Current taxes	-186	-1,299
Deferred tax expense/revenue from change in temporary differences [1]	-1,068	787
Deferred tax expense from change in loss carry-forwards	-49	-344
Total	**-1,303**	**-856**

1 Deferred tax expenses in 2003 refer to such items as income taxes of more than SEK 300 M on the divestment of the CityCronan property in Stockholm. The divestment was already taxed in 2002 and was thus included in 2002 current taxes.

During 2003, the Administrative Court of Appeal issued rulings that overturned the actions of the Tax Authority related to deductions for the decline in value of partly owned limited partnerships that carry out aircraft leasing. As a result of the rulings, the Tax Authority repaid SEK 757 M. In the income statement, the rulings have resulted in a decrease in tax expenses of SEK 400 M. The National Tax Board subsequently appealed the rulings to the Supreme Administrative Court. No decision has yet been announced as to whether this court will grant a hearing of the cases.

The year's tax expenses were reduced by SEK 268 M (175) related to taxes that were charged directly to shareholders' equity.

During 2003, the American company Spectrum Skanska was divested. Taxes on the capital gain were SEK 0. Spectrum's share of tax expenses for the year totaled SEK -1 M (-39). During 2003, Skanska Norway divested Contiga. Taxes on the capital gain totaled SEK -18 M. Contiga's share of the year's tax expenses amounted to SEK 1 M (-6).

Taxes related to other divestments were marginal. For divestments of Group companies, see also Note 5, "Business combinations."

Connection between taxes according to the average tax rate and reported taxes

The Group's average effective tax rate has been estimated at 31 (40) percent. The average effective tax rate was lower than in 2002 because a larger proportion of earnings were attributable to countries in Europe where the tax rate is lower than in the United States. Among other things, large property divestments in Sweden helped lower the average effective tax rate.

Tax rates in effect in Skanska's largest home markets	2003	2002
Sweden	28%	28%
Norway	28%	28%
Denmark	30%	30%
Finland	29%	29%
Poland	27%	28%
Czech Republic	31%	31%
United Kingdom	30%	30%
United States	35-45%	35-45%

The connection between taxes according to the average effective tax rate and reported taxes is explained in the table below.

Group	2003	2002
Income after financial items	4 072	73
Taxes according to average effective tax rate, 31 (40) percent	-1,263	-29
Tax effect of: Amortization/writedowns of goodwill	-167	-568
Losses not offset by deferred tax claims	-13	-125
Re-evaluation of deferred tax claims	-100	0
Aircraft leasing tax cases	400	0
Other items	-160	-134
Reported tax expenses	**-1,303**	**-856**

Deferred tax claims

Group	2003	2002
Deferred tax claims on loss carry-forwards	124	173
Deferred tax claims on holdings	149	159
Deferred tax claims on other assets	238	601
Deferred tax claims on provisions for pensions	477	0
Deferred tax claims on other provisions and liabilities	551	688
Total	**1,539**	**1,621**

Deferred tax claims on loss carry-forwards can mainly be utilized to offset deferred tax liabilities.

Deferred tax claims other than for loss carry-forwards refer to temporary differences between values for tax purposes and values reported in the balance sheet. These differences arise, among other things, when the Group's valuation principles deviate from those applied locally by a subsidiary. These deferred tax claims are mostly realized within five years.

Deferred tax claims arise, for example, when a reported depreciation/amortization/writedown of assets becomes deductible for tax purposes only in a later period, when eliminating intra-Group profits and when the required provisions become tax-deductible in a later period.

Deferred tax claims on provisions for pensions refer to the difference between the calculation of defined-benefit pension commitments according to local rules compared to RR 29, "Employee benefits." In conjunction with the transition to a new accounting principle on January 1, 2003, deferred tax claims on provisions for pensions are reported directly against shareholders' equity.

Note 16 continued

Temporary differences that are not reported as deferred tax claims

Group	2003	2002
Loss carry-forwards with a maturity date within one year	25	25
Loss carry-forwards with a maturity date in more than one year but within three years	774	277
Loss carry-forwards with a maturity date in more than three years	803	1,403
Other temporary differences	185	75

Provisions for taxes

Group	2003	2002
Deferred tax liabilities on consolidated surplus values	57	46
Deferred tax liabilities on other assets	1,051	720
Deferred tax liabilities on untaxed reserves	1,395	1,343
Other deferred tax liabilities	601	208
Total	**3,104**	**2,317**

Deferred tax liabilities on other assets and other deferred tax liabilities refer to temporary differences between values for tax purposes and values reported in the balance sheet. These differences arise, among other things, when the Group's valuation principles differ from those applied locally by a subsidiary. These deferred tax liabilities are mostly realized within five years.

For example, deferred tax liabilities arise when depreciation/amortization in the current period is larger than the required economic depreciation/amortization and when recognized profits in ongoing projects are taxed only when the project is completed.

Temporary differences attributable to investments in subsidiaries, branches, associated companies and joint ventures for which deferred tax liabilities were not reported totaled just over SEK 1 M (0). Due to a change in tax legislation in Sweden, mandating a tax exemption when divesting shares that meet certain conditions specified by law (among others, shares held for business purposes) temporary differences do not normally exist for shareholdings by the Group's Swedish companies.

Net change in deferred taxes in the balance sheet

Group	2003	2002
Deferred taxes (net liability) according to previous year's financial statements	696	815
Change in accounting principle, Gammon Skanska	0	-6
Deferred taxes (net liability) on January 1	**696**	**809**
Change in accounting principle, pensions	-540	0
Deferred tax expenses[1]	1,283	-361
Acquisitions of companies	0	185
Exchange rate differences	126	63
Amount on December 31 (net liability)	**1,565**	**696**

1 Deferred tax expenses according to the income statement was reduced by SEK 166 M (82), which was reported directly against shareholders' equity.

Parent Company	2003	2002
Current taxes	-99	-30
Deferred tax revenue from change in temporary differences	9	1
	-90	**-29**

The connection between the Swedish tax rate of 28 percent and reported taxes is explained in the table below.

	2003	2002
Income after financial items	1,618	1,253
Taxes at tax rate of 28 percent	-453	-351
Tax effect of: Allocations	31	-10
Liquidation of subsidiaries		46
Writedowns in shares of subsidiaries		-40
Dividends from subsidiaries	336	341
Other	-4	-15
Reported tax expenses	**-90**	**-29**

Note 17 Intangible fixed assets

Intangible fixed assets are reported in compliance with RR 15, "Intangible fixed assets." See "Accounting and valuation principles," Note 1.

Intangible fixed assets are divided into goodwill and other intangible fixed asets.

Goodwill according to the balance sheet amounted to SEK 4,259 M (5,360) and was mainly attributable to acquisitions in 2000. See the table below.

The amount for "Other intangible fixed assets" mainly consisted of a highway concession in Chile. Amortization of this concession has not yet begun, since the construction project is still underway and is expected to last until 2005. Estimated useful life is 25 years.

Of the total amount for "Other intangible assets," SEK 459 M (481), SEK 387 M (372) was from the highway concession. Other intangible fixed assets, SEK 72 M (109) include extraction rights for gravel pits in Sweden, plus computer software.

Goodwill value allocated by amortization period

The following table shows the book value of goodwill allocated by business unit and amortization period.

	Amortization period				
2003	20 yrs	15 yrs	10 yrs	5 yrs	Total
Selmer Skanska	1,368	0	38	4	1,410
Skanska CZ	310			13	323
Skanska OY	103		254	34	391
Skanska UK	1,477		8	40	1,525
Sweden			1	13	14
USA Building			295		295
USA Civil			139		139
Services			142	5	147
Other business units				15	15
Total	**3,258**	**0**	**877**	**124**	**4,259**

	Amortization period				
2002	20 yrs	15 yrs	10 yrs	5 yrs	Total
Selmer Skanska	1,689	41	77	8	1,815
Skanska CZ	342			16	358
Skanska OY	59		193	230	482
Skanska UK	1,820		11	63	1,894
Sweden			75		75
USA Building			358		358
USA Civil			180		180
Services			133	7	140
Other business units			34	24	58
Total	**3,910**	**41**	**1,061**	**348**	**5,360**

The amount that is being amortized over 20 years mainly consists of the corporate acquisitions of goodwill that occurred in 2000 when companies and holdings in companies were acquired in Norway, Poland, the Czech Republic and the United Kingdom. The remaining amortization period for this goodwill is about 16.5 years.

Aside from the above goodwill, Skanska has goodwill in Gammon Skanska, which is now reported according to the equity method of accounting. This goodwill amounted to SEK 178 M (230) and was reported together with the book value of Gammon Skanska, SEK 507 M (662).

Note 17 continued

Information about acquisition value, accumulated amortization and accumulated writedowns

	Group		Parent
	Goodwill	Other intangible fixed assets	Company Intangible fixed assets
Accumulated acquisition value			
According to previous year's financial statements	9,444	652	25
Change in accounting principle, Gammon Skanska	-665		
On January 1	**8,779**	**652**	**25**
Acquisitions of companies	75		
Divestments of companies	-23		
New acquisitions	25	50	
Divestments of companies	-3	-2	
Reclassifications	2	-72	
Exchange rate differences for the year	-932	-19	
	7,923	**609**	**25**
Accumulated amortization			
According to 2002 financial statements	-1,767	-171	-5
Change in accounting principle, Gammon Skanska	73		
January 1	**-1,694**	**-171**	**-5**
Divestments		2	
Reclassifications		45	
Amortization for the year	-406	-31	-1
Exchange rate differences for the year	171	8	
	-1,929	**-147**	**-6**
Accumulated writedowns			
According to 2002 financial statements	-2,087	0	0
Change in accounting principle, Gammon Skanska	362		
January 1	**-1,725**	**0**	**0**
Reclassifications	-73		
Writedowns for the year	-179	-3	-1
Exchange rate differences for the year	242		
	-1,735	**-3**	**-1**
Residual value on December 31	**4,259**	**459**	**18**
Residual value on January 1	5,360	481	20

Other matters

Information on capitalized interest is reported in Note 14, "Borrowing costs."

Direct research and development expenses amounted to SEK 55 M (57). Research and development expenses are often imbedded in ongoing projects.

Note 18 Tangible fixed assets

Tangible fixed assets are reported in compliance with RR 12, "Tangible fixed assets." Office buildings and other buildings used in the Group's business are reported as tangible fixed assets. Machinery and equipment are reported in one item.

Information about acquisition value, accumulated depreciation, accumulated revaluations and accumulated writedowns

	Group			Parent Company	
	Buildings and land	Machinery and equipment	Properties under construction	Buildings and land	Machinery and equipment
Accumulated acquisition value					
According to 2002 financial statements	3,643	14,815	105	44	12
Change in accounting principle, Gammon Skanska	-12	-834			
On January 1	**3,631**	**13,981**	**105**	**44**	**12**
New acquisitions	199	1,092	18		
Acquisitions of companies	47	19			
Divestments of companies	-129	-39			
Divestments	-156	-514	-31	-9	-7
Reclassifications	-40	-472	16		
Exchange rate differences for the year	-251	-966	-4		
	3,301	**13,101**	**104**	**35**	**5**
Accumulated acquisition value					
According to 2002 financial statements	-936	-9,280		-26	-7
Change in accounting principle, Gammon Skanska	9	585			
On January 1	**-927**	**-8,695**		**-26**	**-7**
Divestments of companies	3				
Divestments and disposals	24	364			5
Reclassifications	93	417			
Depreciation for the year	-89	-1,257			-1
Exchange rate differences for the year	52	551			
	-844	**-8,620**		**-26**	**-3**
Accumulated revaluation					
On January 1	13				
Reclassifications	-13				
	0				
Accumulated writedowns					
On January 1	-300				
Reclassifications	-2				
Writedowns for the year	-56				
Exchange rate differences for the year	44				
	-314				
Residual value on December 31	**2,143**	**4,481**	**104**	**9**	**2**
Residual value on January 1	2,417	5,286	105	18	5

Information on assessed value for tax purposes, Sweden, for fixed assets

	Group		Parent Company	
Tangible fixed assets	**2003**	**2002**	**2003**	**2002**
Buildings	457	531	23	33
equivalent to book value of buildings	336	480	4	10
Land	278	287	12	12
equivalent to book value of land	122	161	5	8

Note 18 continued

Other matters

Information about capitalized interest is reported in Note 14, "Borrowing costs."

Mortgaged buildings and land totaling SEK 1 M (12) were reported as memorandum items.

For information on financial leases, see Note 38, "Leases."

Skanska has no major obligations for future investments in tangible fixed assets.

Note 19 Financial fixed assets

Shares and participations are reported as financial fixed assets.

Participations are divided into holdings in Group companies, joint ventures, associated companies and other holdings of securities. Holdings in joint ventures and in associated companies are described in Notes 21 and 22.

Receivables are divided into receivables from Group companies, joint ventures and associated companies, deferred tax claims and other long-term receivables. Tax claims are described in Note 16, "Income taxes." All receivables except deferred tax claims are interest-bearing. See Note 2 C on changes in the definition of current assets and their effects on long-term receivables.

Other long-term holdings of securities

Other long-term holdings of securities declined during 2003 due to the divestment of Skanska's shareholding in Nobia AB, which accounted for SEK 428 M of the Group's book value on January 1.

Group

	Book value	
Company	2003	2002
Listed shares		
Nobia AB	0	428
Other holdings	**76**	**119**
Total	**76**	**547**

Other long-term receivables

Group	2003	2002
Liquid assets with restrictions	496	264
Other interest-bearing receivables	1,236	381
Total	**1,732**	**645**

Information on accumulated acquisition value and accumulated writedowns on financial holdings and receivables

Group

	Holdings in joint ventures		Holdings in associated companies		Other long-term holdings of securities	
HOLDINGS	2003	2002	2003	2002	2003	2002
Accumulated acquisition value						
According to previous year's financial statements	1,365	551	129	138	575	811
Change in accounting principle, Gammon Skanska		1,252				
On January 1	**1,365**	**1,803**	**129**	**138**	**575**	**811**
Acquisitions of companies					10	
Divestments of companies					-1	
New acquisitions	74	561			7	20
Divestments of companies	-3	-10	-24		-433	-249
Reclassifications	70	-120	-19		-34	-22
Changes in accounting principles	62					
Exchange rate differences for the year	-126	-338	-8		-9	15
Intra-Group profit for the year	-53	-72				
Change in share of earnings in associated companies and joint ventures for the year	-67	-459	7	-9		
	1,322	**1,365**	**85**	**129**	**115**	**575**
Accumulated writedowns						
On January 1	-23	-30			-28	-43
Writedowns for the year	-10	-10			-43	-4
Divestments					26	
Reclassifications		17				13
Exchange rate differences for the year	0				6	6
	-33	**-23**	**0**	**0**	**-39**	**-28**
Residual book value on December 31	**1,289**	**1,342**	**85**	**129**	**76**	**547**
Residual book value on January 1	1,342	1,773	129	138	547	768

Note 19 continued

RECEIVABLES	Receivables from joint ventures 2003	2002	Receivables from associated companies 2003	2002	Deferred tax claims[1] 2003	2002	Other long-term receivables 2003	2002
Accumulated acquisition value								
According to previous year's financial statements	229	267	17	17	1,621	1,412	663	1,260
Change in accounting principle in compliance with RR 22		-35		-17				-568
On January 1	229	232	17	0	1,621	1,412	663	692
Receivables added/settled	-5	-3	-17	17	-82	209	1,069	-29
	224	**229**	**0**	**17**	**1,539**	**1,621**	**1,732**	**663**
Accumulated writedowns								
On January 1	-33	-33					-18	-12
Receivables settled	33						18	
Writedowns for the year	0							-6
	0	**-33**	**0**	**0**	**0**	**0**	**0**	**-18**
Residual book value on December 31	**224**	**196**	**0**	**17**	**1,539**	**1,621**	**1,732**	**645**
Residual book value on January 1	196	199	17	0	1,621	1,412	645	680

1 A more detailed reconciliation of the "Net deferred tax" account is found in Note 16, "Income taxes."

Parent company

HOLDINGS	Holdings in Group companies 2003	2002	Holdings in joint ventures 2003	2002
Accumulated acquisition value				
On January 1	12,325	14,077	1	4
New acquisitions		141		
Divestments		-1,087		
Reclassifications		-806	-1	-3
	12,325	**12,325**	**0**	**1**
Accumulated writedowns				
On January 1	-1,760	-1,619		
Writedowns for the year		-141		
	-1,760	**-1,760**	**0**	**0**
Residual book value on December 31	**10,565**	**10,565**	**0**	**1**
Residual book value on January 1	10,565	12,458	1	4

RECEIVABLES	Receivables from Group companies 2003	2002	Other long-term receivables and deferred tax receivables 2003	2002
Accumulated acquisition value				
On January 1	833	218	114	114
Receivables added/settled	2,001	615	10	0
	2,834	**833**	**124**	**114**
Accumulated writedowns				
On January 1				
	0	**0**	**0**	**0**
Residual book value on December 31	**2,834**	**833**	**124**	**114**
Residual book value on January 1	833	218	114	114

Note 20 Group companies

Parent Company

Skanska AB holds shares in three subsidiaries. The subsidiary Skanska Kraft is a holding company and the company that owns the Group's shareholdings in the Group's operating companies. Skanska Financial Services is the Group's treasury unit (internal bank).

Company	Corporate identity number	Registered office	Number of participations	Book value 2003	2002
Swedish subsidiaries					
Hexabar Kornblå AB	556556-6642	Stockholm	1,000	0	0
Skanska Financial Services AB	556106-3834	Solna	500,000	65	65
Skanska Kraft AB	556118-0943	Stockholm	4,000,000	10,500	10,500
Total				**10,565**	**10,565**

All the above companies are 100 percent owned by the Parent Company. There are listed Group companies in South Africa and India. The Cementation Company (Africa) Ltd., 79% Skanska Cementation India Ltd., 80%.

Not 21 Joint ventures

Shares and participations in joint ventures are reported according to the equity method of accounting. In prior years, joint ventures that are legal persons and carry out contracting operations were reported according to the pro-rate method. See Note 2, "Effects of changes in accounting principles," point B.

The Group had holdings in joint ventures with a book value of SEK 1,289 M (1,342). Gammon Skanska, which is being reported according to the equity method from 2003 onward, accounted for SEK 507 M (662) of the amount. The decline in value was explained by SEK 122 M in distributions from the company as well as largenegative exchange rate differences in HKD. BOT operations included a large book value for joint ventures, SEK 720 M (587). The value of these companies in the consolidated accounts was reduced by intra-Group profits of SEK -154 M (-72), which arose due to contracting work for these joint ventures, among other things.

Income from joint ventures

Income from joint ventures is reported in the income statement, because these holdings are an element of Skanska's business operations. This income was mainly from the holding in Gammon Skanska.

Income from joint ventures is reported on a separate line among operating income items.

Group	2003	2002
Share of income in joint ventures according to the equity method	94	97
Divestments of holdings in joint ventures	-1	
Writedowns of holdings in joint ventures	-10	-10
Lump-sum writedown of acquisition goodwill in Gammon Skanska		-364
Total	**83**	**-277**

Note 21 continued

Specification of shares and participations in joint ventures

Group

Company	Corporate identity number	Registered office	Number of participations	Percentage of capital stock and votes	Currency if not SEK	Consolidated book value 2003	2002
Swedish joint ventures							
AB Sydsten	556108-2990	Malmö	150,000	50		53	0
Others						110	108
Total Swedish companies						**163**	**108**
Foreign joint ventures							
Autopista Central S.A.		Chile	27,840,000	48	CLP	288	326
Breitener Energetica S/A		Brazil	30,709,000	35	BRL	83	40
Bridgend Custodial Services Ltd		United Kingdom	50,000	9 20% of votes	GBP	1	1
Gammon China Ltd		Hong Kong	5,000	50	HKD	507	662
HpC King's College Hospital Ltd		United Kingdom	50,000	33	GBP	0	0
Orkdalsvegen AS		Norway	500	50	NOK	0	0
Ponte de Pedra Energetica S/A [1]		Brazil	75,000,000	50	BRL	194	136
Portus Indico S.A.		Madeira	3,201	32	EUR	0	0
The Coventry and Rugby Hospital Comp.Ltd		United Kingdom	12,500	25	GBP	0	0
Tieyhtiö Nelostie Oy		Finland	205	50 41% of votes	EUR	23	10
Others						30	59
Total foreign joint ventures						**1,126**	**1,234**
Total, Group						**1,289**	**1,342**

1 In 2002, the number of participations was 55,000,000.

Parent Company

Company	Corporate ID number	Registered office	Number of participations	Percentage of capital stock and votes	Currency if not SEK	Book value 2003	2002
Swedish joint ventures							
Sundlink HB	969620-7134	Malmö		37		0	1
Total, Parent Company							**1**

Information on the Group's share of the income and balance sheets in joint ventures reported according to the equity method.

Income statement	2003	2002	The amounts included BOT operations totaling 2003	2002
Net sales	3,659	4,597	425	132
Operating expenses	-3,455	-4,822	-282	-83
Operating income	**204**	**-225**	**143**	**49**
Financial items	-110	-42	-83	-26
Income after financial items	**94**	**-267**	**60**	**23**
Taxes	-39	-22	-24	-3
Net income	**55**	**-289**	**36**	**20**
Balance sheet				
Fixed assets	5,032	2,534	4,147	1,690
Current assets	5,638	2,537	3,114	401
Total assets	**10,670**	**5,071**	**7,261**	**2,091**
Shareholders' equity[1]	1,443	1,414	720	587
Minority interests	15	0	0	0
Provisions	89	0	53	0
Long-term liabilities	7,447	1,766	6,154	1,311
Current liabilities	1,677	1,891	334	193
Total shareholders' equity and liabilities	**10,671**	**5,071**	**7,261**	**2,091**

1 Shareholders' equity exceeded the book value of shares in joint ventures by consolidated intra-Group profit on contracting work for BOT, which was not charged to income in BOT operations and was thus not reported in the table.

Reconciliation with holdings in joint ventures	2003	2002
Skanska's portion of shareholders' equity in joint ventures adjusted for surplus value and goodwill	1,443	1,414
- Book value of holdings	-1,289	-1,342
Consolidated intra-Group profit	**154**	**72**

Information on companies added during the year to those reported according to the equity method of accounting

	Ownership stake, %	Shareh. eq. in joint venture	Consolidated goodwill	Consolidated book value
Gammon Skanska	50	329	178	507
Other joint ventures		1	0	1

Other matters

The shareholders' equity of the Group did not increase as a result of reporting associated companies and certain joint ventures according to the equity method.

Skanska has undertaken to spend an additional SEK 1,112 M on BOT investments in the form of equity holdings and loans. In partly owned joint ventures, Skanska's share of total investment obligations amounted to SEK 5,584 M.

Contingent liabilities on behalf of joint ventures amounted to SEK 1,164 M (359).

Note 22 Associated companies

Associated companies are reported according to the equity method of accounting, in compliance with RR 13, "Associated companies." See "Accounting and valuation principles," Note 1.

The book value of associated companies amounted to SEK 85 M (129). Of this amount, SEK 19 M (28) was attributable to "aircraft leasing companies." Swedish Aircraft FOUR KB was reported at SEK 14 M (20) and Swedish Aircraft TWO at SEK 5 M (8).

Share of income in associated companies is reported in the income statement with the exception of the share in "aircraft leasing companies," which is reported under net financial items.

Income from associated companies is reported on a separate line among operating income items.

Income from associated companies

Group	2003	2002
Share of income in associated companies according to the equity method	8	-9
Divestments of holdings in associated companies	-12	1
	-4	**-8**

Note 22 continued

Information on losses in associated companies that have not been "reported" because the book value of Skanska's holding "is already zero."

Group	2003	2002
Loss for the year	-84	-85
Loss in prior years	-1,033	-948

The losses occurred in partly owned limited partnerships (aircraft leasing), for which the Group has no obligation to provide additional capital.

Other matters

The associated companies have no liabilities, provisions or contingent liabilities which the Group may become responsible for paying, nor any obligations concerning future investments.

Note 23 Current-asset properties/Project development

Current-asset properties are reported in compliance with RR 2, "Inventories". See "Accounting and valuation principles," Note 1.

Beginning in 2003, Skanska's current-asset properties were divided into Commercial Project Development, other commercial properties and Residential Project Development. In prior years, the book value of properties was divided between properties in real estate operations and other current-asset properties. See Note 2 F for the effect on 2002 book value of the change in accounting principle.

The division of balance sheet items among the various business streams can be seen below.

Balance sheet item	Business stream
Commercial Project Development	Commercial Project Development
Other commercial properties	Construction and Services
Residential Project Development	Residential Project Development

For a further description of the respective business streams, see Note 3, "Segment reporting."

Income from current-asset properties comes mainly from Commercial Project Development and Residential Project Development. Operations at Construction and Services include only a few remaining projects in the construction-related portion of Skanska's operations that are awaiting divestment.

Completed properties, properties under construction and development properties are all reported as current-asset properties.

Divestments

Group	2003	2002
Divestment revenue		
Commercial Project Development	7,572	780
Other commercial properties	803	493
Residential Project Development	4,581	5,328
	12,956	**6,601**
Book value		
Commercial Project Development	-5,173	-486
Other commercial properties	-731	-413
Residential Project Development	-4,010	-4,653
	-9,914	**-5,552**
Gross income		
Commercial Project Development	2,399	294
Other commercial properties	72	80
Residential Project Development	571	675
	3,042	**1,049**

Breakdown of divestments by Commercial Project Development among completed properties, properties under construction and development properties

	Completed properties		Properties under construction and development properties		Total	
	2003	2002	2003	2002	2003	2002
Divestment revenue	4,772	503	2,800	277	7,572	780
Book value	-3,580	-234	-1,593	-252	-5,173	-486
Gross income	**1,192**	**269**	**1,207**	**25**	**2,399**	**294**

Writedowns/reversals of writedowns

Current-asset properties are valued in compliance with RR 2, "Inventories" and are thus valued at acquisition value or net divestment value, whichever is lower. Adjustment till net divestment value via a writedown is reported, as are reversals of previous writedowns, in the income statement as a construction, maufacturing and property management expense.

The following table shows that during 2003, writedowns totaling SEK 43 M (98) were reversed. The reason for this was that net divestment value increased during the year.

	Writedowns		Reversals of writedowns		Total	
Group	2003	2002	2003	2002	2003	2002
Commercial Project Development	-20	-103	20	40	0	-63
Other commercial properties	-29	-144	0	58	-29	-86
Residential Project Development	-42	-26	23	0	-19	-26
	-91	**-273**	**43**	**98**	**-48**	**-175**

Book value

Total

	Completed properties		Properties under construction		Development properties		current-asset properties	
Group	2003	2002	2003	2002	2003	2002	2003	2002
Commercial Project Development	5,692	7,227	945	3,449	2,612	1,934	9,249	12,610
Other commercial properties and residential Project Development	913	1,520	715	2,197	2,817	3,217	4,445	6,934
Total	**6,605**	**8,747**	**1,660**	**5,646**	**5,429**	**5,151**	**13,694**	**19,544**

Note 23 continued

The book value of current-asset properties is divided between properties valued according to acquisition value and properties valued according to net divestment value as shown in the following table.

	Acquisition value		Net divestment value		Total	
Group	2003	2002	2003	2002	2003	2002
Commercial Project Development	8,079	11,110	1,170	1,500	9,249	12,610
Other commercial properties	795	1,518	256	602	1,051	2,120
Residential Project Development	2,975	4,402	419	412	3,394	4,814
Total	**11,849**	**17,030**	**1,845**	**2,514**	**13,694**	**19,544**

Fair value of current-asset properties

The market value of completed properties on December 31, 2003 was estimated at SEK 8.8 billion (11.1), partly in collaboration with external appraisers. This included partly owned properties. The corresponding book value was SEK 5.7 billion (7.2).

Including projects booked as completed on January 1, 2004, estimated total market value was about SEK 9.4 billion, and the corresponding book value was SEK 6.2 billion.

Other properties have an estimated market value that largely coincides with their book value of SEK 7.5 billion.

Group	Commercial Project Development	Other commercial properties	Residential Project Development	Total current-asset properties
Book value				
On January 1	12,610	2,120	4,814	19,544
Acquisitions of companies	0	0	0	0
Divestments of companies			-896	-896
New acquisitions	1,219	381	3,772	5,372
Divestments	-5,143	-761	-4,010	-9,914
Writedowns/reversals of writedowns	0	-29	-19	-48
Reclassifications	738	-624	-36	78
Exchange rate differences for the year	-175	-36	-231	-442
On December 31	**9,249**	**1,051**	**3,394**	**13,694**

Reclassifications from "Other commercial properties", totaling SEK -624 M, were mainly commercial project developments and refer to properties in Denmark that were taken over by Commercial Project Development from Construction and Services.

Information on assessed value for tax purposes of current-asset properties in Sweden

	Assessed value		Corresponding book value	
	2003	2002	2003	2002
Building	5,038	6,806	5,635	8,493
Land	2,208	2,596	2,043	2,689
	7,246	**9,402**	**7,678**	**11,182**

Assets pledged

Current-asset properties used as collateral for loans and other commitments amounted to SEK 91 M (620).

Other matters

Information on capitalized interest is reported in Note 14, "Borrowing costs."

Note 24 Inventories etc.

Inventories are reported in compliance with RR 2, "Inventories." See "Accounting and valuation principles," Note 1.

Group	2003	2002
Raw materials and supplies	508	531
Products being manufactured	102	58
Finished products and merchandise	209	268
Advance payments to suppliers	9	8
Total	**828**	**865**

Book value, valued at

Acquisition value	803	855
Net divestment value	25	10
Total	**828**	**865**

Other matters

There are no significant differences between the reported value of inventories and their fair value. No portion of inventories were adjusted due to an increase in net divestment value. No merchandise was used as collateral for loans and other obligations.

Note 25 Current receivables

Operating receivables in the operatinc cycle as well as interest-bearing receivables expected to be recovered within twelve months are reported as current receivables. See Note 2 C on the change of definition for current assets and its effect on current receivables.

Other current receivables

	Group		Parent company	
	2003	2002	2003	2002
Liquid assets with restrictions	404	543		
Other interest-bearing current receivables	844	585		
Non-interest-bearing current receivables	2,006	2,757	23	23
Total	**3,254**	**3,885**	**23**	**23**

Prepaid expenses and accrued revenues

Group	2003	2002
Accrued revenues	424	345
Prepaid expenses	866	1,271
Total	**1,290**	**1,616**

Note 26 Shareholders' equity

Restricted and unrestricted equity

According to Swedish law, shareholders' equity must be divided between non-distributable (restricted) and distributable (unrestricted) funds. In a corporate group, a distribution to the shareholders' may only total the unrestricted funds of the Parent Company or the Group, whichever is lower.

Capital stock (share capital) and the statutory reserve comprise restricted equity. In the consolidated financial statements, unrestricted equity only includes the portion of the unrestricted equity of subsidiaries that can be distributed to the Parent Company without any need to writed down the shares in the subsidiary.

In the consolidated balance sheet, the shareholders' equity portion of untaxed reserves is also reported as restricted equity.

The shareholders' equity of the Skanska Group was divided into SEK 2,902 M (2 685) in restricted equity and SEK 11,276 M (11 532) in unrestricted equity. The shareholders' equity of the Group declined by SEK 1,110 M on January 1, 2003 due to a change in accounting principle regarding pensions. See Note 2, "Effects of changes in accounting principles."

The shareholders' equity of the Parent Company was divided into SEK 1,256 M (1,256) in capital stock, SEK 598 M (598) in the statutory reserve (restricted reserves) and SEK 6,614 M (5 993) in unrestricted equity.

The consolidated financial statements also included restricted equity representing the shareholders' equity portion of untaxed reserves in the Parent Company, amounting to SEK 666 (586), plus restricted reserves after eliminating the shares of directly owned subsidiaries.

The proposed but not yet approved dividend for 2003 amounts to SEK 1,256 M (837), equivalent to SEK 3 (2) per share.

Provisions to restricted reserves totaled SEK 0 M (0).

Exchange rate differences

Number of shares Group/Parent Company	2003	2002
Average number of shares	418,553,072	418,553,072
Total number of shares	418,553,072	418,553,072

Note 26 continued

The number of shares amounted to 418,553,072, divided into 30,671,921 (35,681,909) Series A shares and 387,881,151 (382,871,163) Series B shares. During 2003, 5,009,988 Series A shares were redeemed in exchange for a corresponding number of Series B shares.

The par (nominal) value per share amounts to SEK 3 (3). All shares are fully paid up. One Series A shares carries 10 votes, and each Series B share carries one vote. Otherwise all shares enjoy the same rights.

Series B shares are listed on Stockholmsbörsen (formerly the OM Stockholm Stock Exchange).

According to the Articles of Association, Skanska's capital stock may amount to a minimum of SEK 1,200 M and a maximum of SEK 4,800 M.

Exchange rate differences

During the 2003 financial year, exchange rate differences of SEK -1,710 M (-1,981) were reported directly in shareholders' equity. The amount consisted mainly of negative exchange rate differences in USD, GBP, NOK, HKD and PLN (in 2002, the amount consisted mainly of negative exchange rate differences in USD, GBP, ARS, CLP, BRL and PLN, plus a positive exchange rate difference in NOK.) The year's exchange rate differences were reduced by SEK 806 M (445) through currency hedging measures, primarily against the U.S. dollar but also the British pound.

Accumulated exchange rate differences included in shareholders' equity totaled SEK -1,088 M (-184). During 2003, accumulated exchange rate differences of SEK +14 M in shareholders' equity were added to the income statement due to the divestment of the American subsidiary Spectrum Skanska.

Other matters

The shareholders' equity of the Group did not increase because associated companies and joint ventures were reported according to the equity method of accounting.

There are no option programs that will result in dilution of shareholders' equity.

Net income per share is calculated by dividing net income for the year by the average number of shares. See Note 43, "Definitions."

Regarding equity swaps for employee stock options, see "Accounting and valuation principles," Note 1, and Note 35, "Personnel."

Note 27 Provisions

Provisions are reported in compliance with RR 16, "Provisions, contingent liabilities and contingent assets." See "Accounting and valuation principles," Note 1.

Group	Provisions for pensions and similar commitments[1]	Provisions for taxes[2]	Other provisions[3]
Provisions according to the 2002 financial statements	968	2,340	3,078
Change in accounting principle, Gammon Skanska	16	-23	0
Opening balance, January 1, 2003	**984**	**2,317**	**3,078**
Change in accounting principle, pensions	1,635		
Provisions for the year	397	946	1,036
Provisions withdrawn	-182	-127	-688
Funds provided	-240		
Unutilized amounts that were reversed, change in value		-19	-154
Increase in discounted amount			6
Exchange rate differences	-140	-64	-112
Reclassifications	-396	51	64
Closing balance, December 31, 2003	**2,058**	**3,104**	**3,230**

1 Provision for pension commitments is further described in Note 28, "Provisions for pensions and similar commitments."

2 Provisions for taxes are further described in Note 16, "Income taxes."

3 Of the amount for "Other provisions," SEK 175 M (16) was interest-bearing. Of this amount, SEK 162 M came from a provision to the employee foundation, which was not treated in the 2002 financial statements as interest-bearing, in the amount of SEK 150 M.

Parent Company	Provisions for pensions and similar commitments[1]	Provisions for taxes[2]	Other provisions[3]
Opening balance, January 1, 2003	363	11	98
Provisions for the year	21		33
Provisions withdrawn	-30		-9
Unutilized amounts that were reversed	-83		-45
Reclassifications	10		
Closing balance, December 31, 2003	**281**	**11**	**77**

Specification of "Other provisions"

	Group		Parent company	
	2003	2002	2003	2002
Warranty obligations	724	362		
Reserve for legal disputes	751	737		
Restructuring measures	560	475		
Insurance business	428	675		
Employee foundation, Sweden	162	150		
Equity swaps for employee stock options	44	89	44	89
Employee-related provisions	174	71	33	9
Environmental obligations	44	53		
Provision for unsold housing units, Sweden	58			
Miscellaneous provisions	285	466		
Total	**3,230**	**3,078**	**77**	**98**

Normal circulation time for "Other provisions" is about one to three years.

Provisions for warranty obligations are related to expenses that may arise during the warranty period. Such provisions in Construction and Services is based mainly on experience and expressed as average expenses as a percentage of sales during a five-year period. The expenses are charged to each project on a continuous basis.

Provisions for warranty obligations in other business streams are based on individual assessments of each project.

The increase in the provision amount was partly related to Commercial Project Development.

Provisions for legal disputes were related to provisions in Construction and Services for completed projects.

Provisions for insurance business were related to expenses paid for damage related to Skanska's operations. The Group's insurance operations deal with damage that arises in operations and re-insures a portion of the risks.

The provision to the employee foundation in Sweden was related to a refund of surplus funds from the retirement insurance company SPP. The provision is used in consultation with trade union representatives to enable employees with reduced work capacity to remain employed on a part-time basis. The employee is compensated for loss of income and loss of future pension benefits.

Employee-related provisions include such items as the costs of profit-sharing, certain bonus programs and other obligations to employees.

Among provisions for environmental obligations were the costs of restoring gravel pits to their natural state in Swedish operations.

Restructuring provisions are related to the expenses of adapting operations to the projected market and in keeping with the Group's strategic plan. Expenses were paid for such items as closing down operations and phasing out employees.

The net amount for the restructuring reserve rose during 2003. The provision for restructuring expenses made during 2002 was partly withdrawn during 2003, while new provisions for phasing out and closing down operations increase the net amount in the reserve during the year.

Information about provisions for each individual company acquisition

In the 2003 balance sheet, there were no remaining reserves for restructuring. Which arose from company acquisitions. The amount for 2002 was SEK 68 M and was allocated among company acquisitions according to the following table.

	2003	2002
Selmer Skanska	0	10
Skanska CZ	0	58
Total	**0**	**68**

Note 28 Provisions for pensions and similar commitments

Effective from January 1, 2003, Skanska applies the Swedish Financial Accounting Standards Council's recommendation RR 29, "Employee benefits," which is based on IAS 19.

Pension liability according to the balance sheet

	Group		Parent company	
	2003	2002	2003	2002
Interest-bearing pension liability[1]	1,926	657	44	116
Other pension obligations	132	327	237	247
Total	**2,058**	**984**	**281**	**363**

1 For the Parent Company: PRI liability in compliance with the Security of Income Act.

Skanska has defined-benefit pension plans in Sweden, Norway, the United Kingdom and the United States. The pension in these plans is mainly based on final salary. The plans include a large number of employees, but Skanska also has defined-contribution plans in these countries. Group subsidiaries in other countries mainly have defined-contribution plans.

Defined-benefit plans

The pension plans mainly consist of retirement pensions. Each respective employer usually has an obligation to pay a lifetime pension. Benefits are based on the number of years of employment. The employee must belong to the plan for a certain number of years to earn full retirement pension entitlement. For each year, the employee earns increased pension entitlements, which is reported as pension earned during the period plus an increase in pension obligation.

Pension plans are funded by securing pension obligations with assets in pension funds and provisions in the balance sheet. Funding occurs through payments from the respective Group companies and in some cases the employees.

The managed assets in each pension fund are smaller than the pension obligation. For this reason, the difference is reported as a liability in the balance sheet. The ceiling rule that, in some cases, limits the value of these assets in the balance sheet does not apply when managed assets are smaller than pension obligations.

Actuarial gains and losses are not reported in the 2003 income statement and balance sheet, because Skanska applies the "corridor" rules. These rules mean that a portion of actuarial gains and losses shall be reported in the income statement and the balance sheet in the coming period if they exceed the higher of:

1) 10% of the present value of the pension obligation
2) 10% of the fair value of managed assets

Actuarial gains on managed assets and pension obligations amounted to SEK 0 M at the beginning of 2003. At the end of the year, actuarial gains amounted to approximately 4% of the present value of pension obligations.

The return on managed assets reported in the income statement amounted to SEK 292 M, while actual return amounted to SEK 512 M.

The managed assets consist mainly of equities, interest-bearing securities and mutual fund units. An insignificant percentage of shareholdings consists of Skanska shares.

The ITP occupational pension plan in Sweden is a defined-benefit plan. An insignificant portion is secured by insurance from the retirement insurance company Alecta. This is a multi-employer insurance plan, and there is insufficient information to report these obligations as a defined- benefit plan. Pensions secured by insurance from Alecta aretherefore reported as a defined-contribution plan.

Trade union-sponsored plans in the United States are defined-benefit plans that cover multiple employers. Since there is insufficient information to report these obligations as defined-benefit plans, they are reported as defined-contribution plans.

Defined-contribution plans

These plans mainly cover retirement pensions, disability pensions and family pensions. The premiums are paid regularly during the year by the respective Group company to separate legal entities, for example insurance companies. The size of the premium is based on salary. The pension expense for the period is included in the income statement.

Commitments related to employee benefits, defined-benefit plans

Comparative figures are not stated, since these pensions are reported in compliance with RR 29 effective from January 1, 2003.

Group	2003
Pension commitments, funded plans, present value on December 31	6,567
Managed assets, actual value on December 31	–4,929
Total	**1,638**
Unreported actuarial gains (+), losses (–), managed assets	220
Unreported acuarial gains (+), losses (–), pension commitments	68
Net liability according to balance sheet	**1,926**

Total pension expenses

Group	2003
Pensions earned during the period	393
Less: Funds supplied by employees	–34
Interest on commitments	330
Expected return on managed assets	–292
Pension expenses, defined-benefit plans	**397**
Pension expenses, defined-contribution plans	531
Employer social welfare contributions, defined-benefit and defined-contribution plans	76
Total pension expenses	**1,004**

Pension commitments

Group	2003
Opening balance, January 1	6,446
Pensions earned during the period	393
Interest on commitments	330
Benefits paid	–182
Reclassification	105
Unreported actuarial gains (–), losses (+), pension commitments	–68
Exchange rate differences	–457
Pension commitments, present value	**6,567**

Managed assets

Group	2003
Opening balance, January 1	4,460
Expected return on managed assets	292
Funds supplied by employers	240
Funds supplied by employees	34
Unreported actuarial gains (–), losses (+), pension commitments	220
Exchange rate differences	–317
Managed assets, actual value	**4,929**

Reconciliation of net liability

Group	2003
Opening balance, January 1, pension liabilities[1]	657
Pension expenses	397
Benefits paid	–182
Funds supplied by employers	–240
Change in accounting principle	1 635
Reclassification	–201
Exchange rate differences	–140
Net liability according to balance sheet	**1,926**

1 Opening balance of pension laibilities according to local rules in each respective country.

Actuarial assumptions

Group	Sweden	Norway	U.K.	USA	Average[1]
Discount rate, January 1	5.75%	6.00%	5.50%	5.50%	5.70%
Discount rate. December 31	5.75%	5.50%	5.50%	5.50%	5.60%
Expected return on managed assets	6.50%	6.40%	7.10%	6.50%	6.65%
- of which, equities	8.00%	9.50%	7.50%	8.00%	8.15%
- of which, interest-bearing securities	5.00%	6.00%	4.50%	4.00%	5.00%
Expected wage and salary increase	3.00%	3.30%	3.85%	4.40%	3.40%
Expected inflation	2.00%	2.50%	2.35%	2.90%	2.25%

1 Weighted average.

Note 29 Liabilities

Effective in 2003, liabilities are divided into long-term and current, in compliance with RR 22, "Presentation of financial statements." See "Accounting and valuation principles," Note 1.

Long-term and current liabilities declined during 2003. As large property divestments occurred, capital previously tied up in properties was freed up, and debts were thus repaid.

Group	2003	2002
Interest-bearing long-term liabilities	7,182	13,845
Current liabilities		
Interest-bearing	808	2,607
Non-interest-bearing	35,987	39,402
Total	**43,977**	**55,854**

Long-term liabilities

Interest-bearing liabilities that fall due for payment within twelve months may be regarded as long-term in some cases. These are shown in the following table. For definition, see "Accounting and valuation principles," Note 1.

	2003	2002
Group	1,503	1,694
Parent company	15	26

Specification of other current liabilities

Group	2003	2002
Value-added tax	903	764
Employee taxes	990	792
Interest-bearing	118	1,322
Other current liabilities	1,840	2,405
	3,851	**5,283**

Specification of accrued expenses and prepaid revenues

Group	2003	2002
Accrued wage and salary expenses, including social welfare contributions	2,160	2,209
Prepaid revenues	588	522
Accrued interest expenses	84	228
Other accrued expenses	3,990	4,289
	6,822	**7,248**

Note 30 Specification of interest-bearing net loan liability per asset and provision/liability

The following table allocates financial current and fixed assets as well as liabilities and provisions between interest-bearing and non-interest-bearing items.

	2003			2002		
Group	Interest-bearing	Non-interest-bearing	Total	Interest-bearing	Non-interest-bearing	Total
Assets						
Financial fixed assets						
Holdings in joint ventures and associated companies		1,374	1,374		1,471	1,471
Other long-term holdings of securities		76	76		547	547
Receivable from joint ventures and associated companies	224		224	213	0	213
Deferred tax claims		1,539	1,539		1,621	1,621
Other long-term receivables	1,732		1,732	645	0	645
	1,956	**2,989**	**4,945**	**858**	**3,639**	**4,497**
Current receivables						
Accounts payable, recognized but non-invoiced revenue plus prepaid expenses and accrued revenue		24,585	24,585		28,011	28,011
Current receivables from joint ventures and associated companies		532	532		224	224
Tax claims		415	415		310	310
Other current receivables	1,248	2,006	3,254	1,128	2,757	3,885
	1,248	**27,538**	**28,786**	**1,128**	**31,302**	**32,430**
Long-term investments	**218**		**218**	**303**		**303**
Cash and bank balances	**6,819**		**6,819**	**5,460**		**5,460**
Total interest-bearing assets	**10,241**			**7,749**		
Provisions and liabilities						
Provisions						
Provisions for pensions and similar commitments	1,926	132	2,058	657	327	984
Provisions for taxes		3,104	3,104		2,317	2,317
Other provisions	175	3,055	3,230	16	3,062	3,078
	2,101	**6,291**	**8,392**	**673**	**5,706**	**6,379**
Long-term liabilities						
Bond loans, liabilities to credit institutions	6,747		6,747	13,494		13,494
Liabilities to associated companies and joint ventures	0		0	8		8
Other liabilities	435		435	343		343
	7,182	**0**	**7,182**	**13,845**	**0**	**13,845**
Current liabilities						
Bond loans, liabilities to credit institutions	691		691	1,280		1,280
Advance payments from customers		1,510	1,510		986	986
Accounts payable, invoiced but unrecognized revenue plus accrued expenses and prepaid revenues		30,152	30,152		33,963	33,963
Liabilities to joint ventures and associated companies	0	20	20	6	44	50
Tax liabilities		571	571		447	447
Other liabilities	117	3,734	3,851	1,321	3,962	5,283
	808	**35,987**	**36,795**	**2,607**	**39,402**	**42,009**
Total interest-bearing liabilities and provisions	**10,091**			**17,125**		
Total interest-bearing net debt	**150**			**–9,376**		

Note 31 Expected recovery periods on assets, provisions and liabilities

Group

Amount expected to be recovered	Within 12 months	12 months or longer	Total
Assets			
Intangible fixed assets[1]	**400**	**4,318**	**4,718**
Tangible fixed assets[1]	**1,350**	**5,380**	**6,730**
Financial fixed asets			
Holdings in joint ventures and associated companies[2]		1,374	1,374
Other long-term holdings of securities[2]		76	76
Receivables from joint ventures and associated companies[3]		224	224
Deferred tax claims[4]		1,539	1,539
Other long-term receivables	0	1,732	1,732
	0	**4,945**	**4,945**
Current-asset properties[5]	**6,000**	**7,694**	**13,694**
Inventories	**789**	**39**	**828**
Current receivables[6]			
Accounts receivable	18,422	59	18,481
Current receivables from associated companies and joint ventures	430	102	532
Recognized but uninvoiced revenue	4,623	191	4,814
Tax claims	415		415
Other current receivables	2,820	434	3,254
Accrued revenues and prepaid expenses	1,261	29	1,290
	27,971	**815**	**28,786**
Short-term investments	**218**		**218**
Cash and bank balances	**6,819**		**6,819**
Total assets	**43,547**	**23,191**	**66,738**

Amounts expected to be paid	Within 12 months	12 months to five years	More than five five years (liabilities)	Total
Provisions				
Provisions for pensions and similar commitments	200	1,858		2,058
Provisions for taxes		3,104		3,104
Other provisions	2,473	757		3,230
	2,673	**5,719**		**8,392**
Liabilities				
Long-term liabilities				
Bond loans	1,421	4,353		5,774
Liabilities to credit institutions	49	509	415	973
Other liabilities	33	399	3	435
	1,503	**5,261**	**418**	**7,182**
Current liabilities				
Liabilities to credit institutions	691			691
Advance payments from customers	1,455	55		1,510
Accounts payable	14,017	2		14,019
Liabilities to joint ventures	11	3		14
Liabilities to associated companies	6			6
Tax liabilities	571			571
Invoiced but unrecognized revenue	9,311			9,311
Other liabilities	3,591	217	43	3,851
Accrued expenses and prepaid revenues	6,690	132		6,822
	36,343	**409**	**43**	**36,795**
Total liabilities and provisions	**40,519**	**11,389**	**461**	**52,369**

1 In case of amounts expected to be recovered within twelve months, expected annual depreciation/amortization has been reported.
2 No portion of this amount is expected to be recovered within twelve months.
3 No portion of this amount is expected to be recovered within twelve months, since this lending is treated as long-term.
4 Deferred tax claims are expected to be recovered in their entirety in more than twelve months.
5 Recovery within one year on current-asset properties is based on a historical assessment from the past three years.
6 Current receivables that fall due in more than twelve months are part of the operating cycle and are thus reported as current.

Parent company

Amount expected to be recovered	Within 12 months	12 months or longer	Total
Intangible fixed assets[1]	**1**	**17**	**18**
Tangible fixed assets[1]	**2**	**9**	**11**
Financial fixed asets			
Holdings in Group companies and joint ventures[2]		10,565	10,565
Receivable from Group companies[3]		2,834	2,834
Other long-term receivables		45	45
Deferred tax claims		79	79
	0	**13,523**	**13,523**
Current receivables			
Current receivables from Group companies	17		17
Other current receivables	23		23
Accrued revenues and prepaid expenses	8		8
	48	**0**	**48**
Total assets	**51**	**13,549**	**13,600**

Amounts expected to be paid	Within 12 months	12 months to five years	More than five five years (liabilities)	Total
Provisions				
Provisions for pensions and similar commitments	69	212		281
Provisions for taxes		11		11
Other provisions	25	52		77
	94	**275**		**369**
Liabilities				
Long-term liabilities				
Liabilities to credit institutions	15	236		251
Liabilities to Group companies[4]			3,533	3,533
	15	**236**	**3,533**	**3,784**
Current liabilities				
Accounts payable	11			11
Liabilities to Group companies	3			3
Tax liabilities	9			9
Other liabilities	3			3
Accrued expenses and prepaid revenues	28			28
	54	**0**	**0**	**54**
Total liabilities and provisions	**163**	**511**	**3,533**	**4,207**

1 In case of amounts expected to be recovered within twelve months, expected annual depreciation/amortization has been reported.
2 No portion of this amount is expected to be recovered within twelve months.
3 No portion of this amount is expected to be recovered within twelve months, since this lending is treated as long-term.
4 Intra-Group long-term interest-bearing liabilities are treated as if they fall due more than five years after the balance sheet date.

Note 32 Assets pledged, contingent liabilities and contingent assets

Assets pledged

Group	2003	2002
Mortgages, fixed-asset properties	1	12
Mortgages, current-asset properties	91	620
Chattel mortgages	39	25
Shares and participations	668	1
Short-term investments	3	3
Receivables	613	1,133
Total	**1,415**	**1,794**

The use of shares and participations as pledged assets referd to shares in joint ventures belonging to BOT operations. These assets are pledged as collateral when obtaining outside lending for these joint ventures.

Receivables include liquid assets in escrow as collateral in conjunction with construction projects.

Note 32 continued

Assets pledged for liability/provision

Group	Mortgages 2003	Mortgages 2002	Chattel mortgages 2003	Chattel mortgages 2002	Shares and receivables 2003	Shares and receivables 2002	Total 2003	Total 2002
Own obligations								
Liabilities to credit institutions	82	612	0	6	257	4	339	622
Other liabilities/provisions	10	10	36	19	252	575	298	604
Total own obligations	**92**	**622**	**36**	**25**	**509**	**579**	**637**	**1,226**
Other obligations	0	10	3	0	775	558	778	568
Total	**92**	**632**	**39**	**25**	**1,284**	**1,137**	**1,415**	**1,794**

Parent Company

Assets pledged by the Parent Company totaled SEK 45 M (43), which were related to assets in the form of long-term receivables. These assets were pledged as collateral for some of the Parent Company's pension commitments.

Contingent liabilities

Contingent liabilities are reported in compliance with RR 16, "Provisions, contingent liabilities and contingent assets." See "Accounting and valuation principles," Note 1.

	Group 2003	Group 2002	Parent company 2003	Parent company 2002
Contingent liabilities on behalf of Group companies			100,750	88,339
Other contingent liabilities	18,721	18,812	13,146	11,822
	18,721	**18,812**	**113,896**	**100,161**

Specification of the Group's contingent liabilities

Group	2003	2002
Contingent liabilities related to construction consortia	14,621	15,514
Contingent liabilities related to joint ventures	1,164	359
Other contingent liabilities	2,936	2,939
Total	**18,721**	**18,812**

The Group's contingent liabilities related to construction consortia, which include companies formed to carry out a single construction assignment, totaled about SEK 14.6 billion (15.5). This amount was related to the portion of the joint and several liability for the obligations of construction consortia affecting consortium members outside the Skanska Group. Such liability is often required by the customer. To the extent it is deemed likely that Skanska will be subject to liability claims, the obligation is reported as a liability/provision in the balance sheet.

Contingent liabilities related to joint ventures refer mainly to guarantees issued when joint ventures belonging to BOT operations are raising loans.

The Group's other contingent liabilities, SEK 2.9 billion (2.9), included obligations toward tenant-owned housing cooperatives and ongoing cases related to possible fines for anti-competitive actions.

During 1988-1990 the Skanska Group, through partly owned companies, purchased holdings in aircraft. The depreciation deductions that were made were later a topic of tax litigation affecting most of the partly owned companies. All of this tax litigation has not yet been finally decided. With regard to one of the companies, the Administrative Court of Appeal overturned the action of the Tax Authority, and amounts previously paid were repaid to the Skanska Group in June 2003. These repayments led to a reduction in the Group's tax expenses by SEK 400 M. The National Tax Board subsequently appealed the court's rulings to the Supreme Administrative Court. The question of whether this court will grant the case a hearing has not yet been decided. No provision has been made for this ongoing case. As for the other cases related to depreciation deductions, however, the Group has paid in full the Tax Authority's demands for additional taxes and accompanying fees and interest. Due to differing views regarding the consequences for subsequent tax years due to disallowed depreciation deductions, tax litigation has arisen concerning later tax years as well. Taken together, the outcome of this tax litigation is not deemed to constitute any major risk to the Group, but a provision has been made for one of the cases.

On March 21, 2003, the Swedish Competition Authority filed suit against 11 companies with asphalt operations, among them Skanska. The suit requested a total amount of SEK 1.6 billion in fines for alleged infringements of the Swedish Competition Act, of which Skanska's share was SEK 664 M. Skanska denies the Competition Authority's allegations. No provision been made, in light of the great uncertain that surrounds the outcome of this litigation. The amount is listed among Skanska's contingent liabilities.

Of the Parent Company's contingent liabilities, nearly SEK 91 billion (69) was related to contracting obligations made by subsidiaries. To the Group, commitments issued by the Parent Company do not comprise any greater liability than the contracting obligations. The remaining contingent liabilities on behalf of subsidiaries mainly consisted of guarantees issued for borrowing by subsidiaries from credit institutions. The Parent Company's contingent liabilities included SEK 20 billion (33) related to construction consortia.

For the Air Rail Transit Consortium's performance of the JFK light rail link contract in New York, Skanska AB, like Bombardier Inc., is jointly and severally liable to the customer, the Port Authority of New York and New Jersey.

Bombardier Inc., whose subsidiary Bombardier Transit Corporation is responsible for the portion of the contract related to trains and operation, has issued a guarantee to Skanska that relieves Skanska from liability in relation to Bombardier Inc. for this portion of the contract, which totals more than SEK 2.0 billion out of the total contract, excluding any five- or ten-year extension. Given Bombardier Inc.'s commitment, no contingent liability for this portion of the contract has been reported in the financial statements. In corresponding fashion, Skanska AB has relieved Bombardier Inc. of liability for the construction portion.

Contingent assets

The Group has no contingent assets of essential importance in asessing the position of the Group. See also the section on RR 16, "Provisions, contingent liabilities and contingent assets," which is found in "Accounting and valuation principles," Note 1.

Note 33 Effects of changes in foreign exchange rates

Exchange rates are dealt with in compliance with RR 8, "Effect of changes in foreign exchange rates." See "Accounting and valuation principles," Note 1.

Effective from 2003, Skanska Latin America, based in Argentina, has been reporting in USD. It previous used ARS. Due to this change, the company is included in Skanska's analyses of USD for 2003 but not for 2002.

Exchange rates

		Exchange rate on balance sheet date			Change in percent	
Currency	Country	2003	2002	2001	2002–2003	2001–2002
ARS	Argentina	2.47	2.60	6.41	-5	-59
CZK	Czech Republic	0.28	0.29	0.29	-3	0
DKK	Denmark	1.22	1.23	1.26	-1	-2
EUR	EU euro zone	9.07	9.15	9.33	-1	-2
GBP	United Kingdom	12.89	14.12	15.33	-9	-8
HKD	Hong Kong	0.93	1.13	1.36	-18	-17
NOK	Norway	1.08	1.25	1.17	-14	7
PLN	Poland	1.94	2.29	2.67	-15	-14
USD	United States	7.26	8.83	10.58	-18	-17

		Average exchange rate			Change in percent	
Currency	Country	2003	2002	2001	2002–2003	2001–2002
ARS	Argentina	2.75	3.21	10.47	-14	-69
CZK	Czech Republic	0.29	0.30	0.27	-3	11
DKK	Denmark	1.23	1.23	1.24	0	-1
EUR	EU euro zone	9.12	9.16	9.25	0	-1
GBP	United Kingdom	13.19	14.57	14.87	-9	-2
HKD	Hong Kong	1.04	1.25	1.32	-17	-5
NOK	Norway	1.14	1.22	1.15	-7	6
PLN	Poland	2.08	2.38	2.52	-13	-6
USD	United States	8.08	9.73	10.33	-17	-6

Effects on changes in exchange rates on the income statement compared to previous year

The appreciation of the Swedish krona compared to other currencies has affected the Group's net sales and earnings. In the following table, the 2003 income statement is translated to the exchange rates prevailing in 2002. The change, or currency rate effect, for each currency is stated in SEK.

	Income statement		Currency rate effect	
	2003, at 2002 rates[1]	2003	2003	2002
Net sales	145,760	132,879	-12,881	-4,910
Operating income	4,703	4,532	-171	49
Income after financial items	4,243	4,072	-171	167
Net profit	2,851	2,761	-90	182

1 2003 figures translated to the exchange rates prevailing in 2002.

Effects of changes in exchange rates by currency

2003	USD	EUR	GBP	Others	Total
Net sales	-9,746	-38	-1,585	-1,512	-12,881
Operating income	-133	0	-3	-35	-171
Income after financial items	-134	0	-7	-30	-171
Net profit	-76	0	-2	-12	-90

2002	USD	EUR	GBP	Others	Total
Net sales	-3,525	-95	-5,342	4,052	-4,910
Operating income	-95	2	51	91	49
Income after financial items	-97	3	169	92	167
Net profit	-54	3	187	46	182

Effects of changes in exchange rates on the balance sheet compared to previous year

Group, amounts in SEK billion	2003	2002
Assets		
Intangible fixed assets	-0.5	-0.4
Tangible fixed assets	-0.6	-0.6
Shares and participations	-0.2	-0.3
Financial receivables	-0.1	-0.1
Current-asset properties	-0.4	-0.6
Inventories, tax claims and operating receivables	-3.1	-3.3
Liquid assets	-0.6	-0.8
Total	**-5.5**	**-6.1**
Shareholders' equity and liabilities		
Shareholders' equity	-0.9	-1.5
Minority interests	0.0	0.0
Interest-bearing provisions and liabilities	-1.1	-0.4
Non-interest-bearing provisions and liabilities	-3.5	-4.2
Total	**-5.5**	**-6.1**

Effects of exchange rate differences on the Group's interest-bearing net debt	0.4	-0.5

Of the total effects on the Group's assets, SEK -3.1 billion was due to USD, -1.1 to GBP and -0.9 to NOK.

Note 33 continued

Consolidated balance sheet by currency

2003, SEK billion	USD	GBP	EUR	NOK	CZK	DKK	PLN	Other foreign currencies[1]	Hedge loans[2]	SEK	Total
Assets											
Intangible fixed assets	0.4	1.5	0.4	1.4	0.3	0.0	0.0	0.5		0.2	4.7
Tangible fixed assets	1.4	0.5	0.4	0.6	1.2	0.1	0.4	0.0		2.1	6.7
Shares and participations	0.0	0.0	0.1	0.0	0.0	0.0	0.0	1.2		0.2	1.5
Financial receivables	1.2	3.8	1.4	0.2	0.8	0.6	0.1	–7.4		2.5	3.2
Current-asset properties	0.6	0.0	2.2	0.8	0.5	1.6	0.3	0.1		7.6	13.7
Inventories, tax claims and operating receivables	9.5	4.6	2.1	2.2	2.1	0.8	1.1	0.8		6.8	30.0
Liquid asets	1.5	0.4	0.2	0.2	0.3	0.1	0.1	0.8		3.4	7.0
Total	**14.6**	**10.8**	**6.8**	**5.4**	**5.2**	**3.2**	**2.0**	**–4.0**		**22.8**	**66.8**
Shareholders' equity and liabilities											
Shareholders' equity[3]	3.0	3.5	2.4	2.1	1.6	0.6	0.6	1.6		–0.9	14.5
Minority interests	0.0	0.1	0.1		0.1		0.0	–0.1		0.0	0.2
Interest-bearing provisions and liabilities	0.9	1.2	1.2	0.3	0.3	1.5	0.1	–6.4	3.9	7.1	10.1
Non-interest-bearing provisions and liabilities	10.7	6.0	3.1	3.0	3.2	1.1	1.3	0.9		12.7	42.0
Total	**14.6**	**10.8**	**6.8**	**5.4**	**5.2**	**3.2**	**2.0**	**–4.0**	**3.9**	**18.9**	**66.8**

2002, SEK billion	USD	GBP	EUR	NOK	CZK	DKK	PLN	Other foreign currencies[1]	Hedge loans[2]	SEK	Totalt
Assets											
Intangible fixed assets	0.6	1.8	0.5	1.8	0.3			0.4		0.4	5.8
Tangible fixed assets	1.5	0.5	0.4	0.8	1.1	0.2	0.6	0.1		2.6	7.8
Shares and participations			0.1				0.1	1.2		0.6	2.0
Financial receivables	1.2	4.6	1.2	0.2		0.1		–6.1		0.8	2.0
Current-asset properties	1.7		2.4	1.1	0.5	2.1	0.5	0.2		11.0	19.5
Inventories, tax claims and operating receivables	10.7	5.0	2.2	2.7	1.8	0.9	1.2	0.7		8.6	33.8
Liquid asets	2.6	0.6	0.3	0.3	0.2	0.1		0.3		1.4	5.8
Total	**18.3**	**12.5**	**7.1**	**6.9**	**3.9**	**3.4**	**2.4**	**–3.2**		**25.4**	**76.7**
Shareholders' equity and liabilities											
Shareholders' equity[3]	3.7	3.8	2.2	2.6	1.4	0.5	0.5	1.7		–2.2	14.2
Minority interests	0.1		0.1					0.1		0.0	0.3
Interest-bearing provisions and liabilities	1.2	2.2	1.7	1.0	0.2	1.5	0.7	–5.9	4.1	10.4	17.1
Non-interest-bearing provisions and liabilities	13.3	6.5	3.1	3.3	2.3	1.4	1.3	0.9		13.0	45.1
Total	**18.3**	**12.5**	**7.1**	**6.9**	**3.9**	**3.4**	**2.5**	**–3.2**	**4.1**	**21.2**	**76.7**

1 Including elimination of intra-Group receivables and liabilities.
2 Aside from hedge loans in GBP, EUR and USD, Skanska has hedged shareholders' equity in foreign currencies via forward contracts (not in the balance sheet) equivalent to liabilities of SEK 5.6 billion (5.2) in USD, GBP, CLP and BRL.
3 After elimination of shares in subsidiaries.

Other matters

For information on accumulated exchange rate differences in shareholders' equity on January 1 and December 31, which is reported directly under shareholders' equity, see Note 26, "Shareholders' equity."

Note 34 Cash flow statement

Aside from the cash flow statement prepared in compliance with the recommendation of the Swedish Financial Accounting Standards Council, Skanska is presenting a cash flow statement prepared on the basis of the operations carried out by the respective business streams. This cash flow statement is called the "consolidated operating cash flow statement." The connections between the two cash flow statements are explained below.

Adjustments for items not included in cash flow

Group	2003	2002
Depreciation/amortization and writedowns plus reversals of writedowns	2,080	4,347
Gain on sale of fixed assets and current-asset properties	-3,178	-1,187
Income after financial items from associated companies	-102	-101
Dividends from associated companies	125	185
Intra-Group profits	53	72
Other items that have not affected cash flow from business operations	-68	-19
Total	**-1,090**	**3,297**

Parent Company	2003	2002
Depreciation/amortization and writedowns plus reversals of writedowns	4	7
Total	**4**	**7**

Taxes paid

Taxes paid are divided into business operations, investment operations and financing operations.

Group

Total taxes paid for the Group during 2003 amounted to SEK -68 M (-2,189). Of this amount, SEK +722 (-944) was for investment operations and was related to the largely refunded taxes in aircraft leasing companies that had been paid in 2002.

Parent Company

Total taxes paid in the Parent Company during 2003 amounted to SEK -22 M (+162).

Information on interest and dividends

	Group		Parent company	
	2003	2002	2003	2002
Rental revenues during the year	408	333	83	94
Interest payments during the year	-1,043	-1,131	-120	-182
Dividends received during the year	143	9	1,200	1,216

Liquid assets

Liquid assets in the cash flow statement consist of cash and bank balances as well as short-term investments. The definition of cash and bank balances changed with the introduction of RR 22, "Presentation of Financial Statements." See "Accounting and valuation principles," Note 1. This also affected liquid assets in the cash flow statement, since a large amount was reallocated from cash and bank balances to interest-bearing receivables. See Note 2 C, "Effects of changes in accounting principles."

The same rule that has been used in determining liquid assets in the balance sheet has been used in determining liquid assets according to the cash flow statement. Only amounts that can be used without restrictions are reported as cash and bank balances.

Group	2003	2002
Cash and bank balances	6,819	5,460
Short-term investments	218	303
Total	**7,037**	**5,763**

Other matters

Information about acquisitions and divestments of subsidiaries in terms of purchase price, liquid assets acquired and sold as well as other assets and liabilities acquired or divested, respectively, can be found in Note 5, "Business combinations."

The Group's unutized credit facilities amounted to SEK 5,227 M (5,541) at year-end.

Connection between consolidated operative cash flow statement and consolidated cash flow statement

The difference between the consolidated operative cash flow statement and the consolidated cash flow statement in compliance with RR 7, "Cash flow statement," is presented below.

The consolidated cash flow statement that was prepared in compliance with RR7 reports cash flow divided into:
Cash flow from business operations
Cash flow from investment operations
Cash flow from financing operations

The consolidated operating cash flow statement reports cash flow divided into:
Cash flow from business operations
Cash flow from financing operations
Cash flow from strategic investments
Dividend etc.

The consolidated operating cash flow statement reports investments both in cash flow from business operations and in cash flow from strageic investments. The net investments reported in business operations, which thus differ from the consolidated cash flow in compliance with RR 7, are net investments in tangible and intangible fixed assets as well as net investments in BOT operations. These net investments are regarded as an element of Skanska's business operations. Tax payments on these divestments are reported under business operations in the operating cash flow statement.

Cash flow from financing operations differs between the two types of cash flow statements. The consolidated operating cash flow statement reports the increase/decrease in interest-bearing receivables and loans provided/repayments of loans provided under financing operations instead of investment operations. The operating cash flow statement reports these amounts on a net basis against borrowing and repayments of debts in financing operations. In the operating cash flow statement, this is labeled "Change in interest-bearing receivables and liabilities."

Note 34 continued

	2003	2002
Cash flow from business operations according to operating cash flow statement	9,970	1,966
less net investments in tangible and intangible fixed assets	1,074	1,736
less tax payments on tangible and intangible fixed assets divested	18	27
Cash flow from business operations	**11,062**	**3,729**
Cask flow from strategic investments according to operating cash flow statement	1,144	-1,105
Net investment in tangible and intangible fixed assets	-1,074	-1,736
Increase and decrease in interest-bearing receivables	-1,259	-143
Taxes paid on tangible and intangible fixed assets divested	-18	-27
Cash flow from investment operations	**-1,207**	**-3,011**
Cash flow from financing operations according to operating cash flow statement	-8,362	-1,627
less increase and decrease in interest-bearing receivables	1,259	143
Dividend etc.	-864	-1,306
Cash flow from financing operations	**-7,967**	**-2,790**
Cash flow for the year	**1,888**	**-2,072**

Connection between the Group's investments in the cash flow statement and investments in the operating cash flow statement

Total net investments are reported in the cash flow statement divided into business operations and investment operations, taking into account the settlement of payments for investments and divestments. Purchases and divestments of current-asset properties are reported under business operations, while other net investments are reported under investment operations.

2003	2002	
Net investments in business operations	7,632	853
Net investments in investment operations	-670	-1,924
	6,962	**-1,071**
less adjustment for payment dates, cash flow effect of investments	-48	-1,142
Total net investments	**6,914**	**-2,213**

The consolidated operating cash flow statement reports net investments divided into net investments in business operations and strategic net investments as follows.

Group	2003	2002
Investments in business operations		
Acquisitions of intangible fixed assets	-51	-52
Acquisitions of tangible fixed assets	-1,309	-1,636
Acquisitions of assets in BOT operations	-115	-579
Acquisitions of shares	15	0
Acquisitions of current-asset properties	-5,372	-6,890
	-6,832	**-9,157**
Divestments in business operations		
Divestments of intangible fixed assets	4	9
Divestments of tangible fixed assets	381	522
Divestments of assets in BOT operations	1	0
Divestments of current-asset properties	12,956	6,601
	13,342	**7,132**
Net investments in business operations	**6,510**	**-2,025**
Strategic investments		
Acquisitions of Group companies, Note 5	-90	-498
Acquisitions of shares	-5	-41
	-95	**-539**
Strategic divestments		
Divestments of businesses, Note 5	66	0
Divestments of shares	433	351
	499	**351**
Net strategic investments	404	-188
Total investments	**6,914**	**-2,213**

Note 35 Personnel

Personnel figures are calculated as the average number of employees. See "Accounting and valuation principles," Note 1.

Personnel expenses

Wages, salaries and other remuneration by geographic area and divided between Board members etc. and other employees	2003 Board members, Presidents, Exec. VPs	2003 Other employees	2003 Total	2002 Board members, Presidents, Exec. VPs	2002 Other employees	2002 Total
Parent company						
Sweden	41	46	87	31	39	70
of which, bonuses	15		15	7		7
Dotterföretag						
Sweden	59	4,549	4,608	52	4,506	4,558
of which, bonuses	18		18	20		20
Norway[1]	23	1,561	1,584	7	1,881	1,888
of which, bonuses	3		3	2		2
Denmark	11	856	867	12	1,336	1,348
of which, bonuses	2		2	4		4
Finland	16	1,048	1,064	27	920	947
of which, bonuses	3		3	4		4
United Kingdom	8	1,790	1,798	43	2,068	2,111
of which, bonuses			0	3		3
Poland	19	337	356	28	641	669
of which, bonuses	10		10	3		3
Czech Republic	20	587	607	57	539	596
of which, bonuses	11		11	26		26
United States	21	4,625	4,646	48	5,001	5,049
of which, bonuses	6		6	28		28
Argentina	13	273	286	27	213	240
of which, bonuses			0	0		0
India	1	74	75	1	69	70
of which, bonuses			0	0		0
Other countries	10	1,668	1,678	17	1,447	1,464
of which, bonuses			0	2		2
Total	**242**	**17,414**	**17,656**	**350**	**18,660**	**19,010**
of which, bonuses	**68**		**68**	**99**		**99**

1 The 2002 figure for personnel expenses related to "Other employees" in Norway has been adjusted.

The amount related to Board members, Presidents and Executive Vice Presidents includes compensation to former Board members, Presidents and Executive Vice Presidents during the financial year.

Wages, salaries, other remuneration and social welfare contributions

Group	2003	2002
Wages, salaries and other remuneration	17,656	19,010
Social welfare contributions	4,907	5,329
of which, non-statutory pension expenses[1]	991	1,839

1 Pension expenses in 2003 are calculated in compliance with RR 29, "Employee benefits."

Of the Group's non-statutory pension expenses, SEK 43.5 M (72.9) were related to the category "Board members, Presidents and Executive Vice Presidents." This amount included payments to former Board members, Presidents and Executive Vice Presidents.

The expense for a provision to the employee profit-sharing foundation totaled SEK 44 M (0).

Parent company	2003	2002
Wages, salaries and other remuneration	87	70
Social welfare contributions	10	279
of which, non-statutory pension expenses	–29	209

The Parent Company's pension expense is calculated in compliance with the Security of Income Act. Pension expenses in 2003 were affected by the upturn in the value of the Swedish pension funds, while pension expenses in 2002 are explained, among other things, by the cost of covering a downturn in the value of the Swedish pension funds.

Of the Parent Company's non-statutory pension expenses, SEK 17.6 M (46.4) were related to the category "Board members, Presidents and Executive Vice Presidents." The amount included payments to former Board members, Presidents and Executive Vice Presidents. The Company's outstanding non-statutory pension commitments to these amounted to SEK 185.1 M (148.6).

Terms for the Board of Directors and Group management

A. Preparation and decision-making processes

The salary and other benefits of the President and CEO are fixed by the Board of Skanska AB, based on recommendations from the Board's Compensation Committee. The Committee sets limits on the salaries, bonuses and other benefits of Executive Vice Presidents, heads of Group staff units and heads of business units.

During 2003, from the statutory Board meeting in May and onward, the Committee consisted of Sverker Martin-Löf, Chairman of the Board, and Arne Mårtensson, Board member. The Compensation Committee met five times during the year.

The Annual Shareholders' Meeting approves the total amount of directors' fees for members of the Board, based on a recommendation from the nomination committee, to be apportioned among the Board members as determined by the Board.

B. Principles for remuneration to the Senior Executive Team

The Senior Executive Team includes the President and Executive Vice Presidents of Skanska AB plus the Senior Vice President Human Resources. The Team consisted of eight persons during 2003.

Salaries and other remuneration are adopted with reference to prevailing conditions in the rest of the construction industry and customary practices in each local market. Skanska applies a remuneration model that consists of a fixed annual salary plus a flexible salary element which is based on financial targets achieved. The flexible salary element amounts to between 35 percent and 150 percent of the fixed annual salary.

Note 35 continued

C. Benefits for the Board and Senior Executive Team
Remuneration and other benefits, 2003

SEK thousand	Director's fee/basic salary	Flexible remuneration including temporary incentive program	Other benefits	Non-statutory pension expense	Total
Chairman of the Board Sverker Martin-Löf	1,100				1,100
President Stuart Graham	7,235	723	1,829	10,365	20,152
Other members of the Senior Executive Team	14,845	12,635	695	8,435	36,610
Total	**23,180**	**13,358**	**2,524**	**18,800**	**57,862**

Flexible remuneration of SEK 9,685,000 for the 2002 financial year or prior years, of which SEK 1,855,000 refers to the President, were disbursed during 2003.

Bonuses related to the 2003 financial year will be finally fixed in April 2004. Amounts included under the heading "Flexible remuneration" in the above table refer to the 2003 financial year.

C1. Directors' fees
The 2003 Annual Shareholders' Meeting decided that fees would be paid to those members of the Board of Directors elected at the Annual Meeting who are not employed by the Company, totaling SEK 3,500,000 plus a special appropriation of SEK 200,000 for committee work, to be allocated within the Board according to its decision. The Board has decided that the members elected by the Annual Meeting shall receive SEK 350,000 each and the Chairman of the Board SEK 1,050,000. The special appropriation for committee work was paid in the sum of SEK 50,000 to each committee member. No compensation was paid to the members of the Project Review Committee during the year.

C2. Chairman of the Board
During 2003, the Chairman of the Board, Sverker Martin-Löf, received a director's fee of SEK 1,100,000. The Board approved this amount as part of the total amount of directors' fees adopted by the Annual Shareholders' Meeting.

C3. Members of the Board
Former Board member Eliot R. Cutler, who resigned from the Board at the Annual Shareholders' Meeting in May 2003, is a partner in the law firm of Akin, Gump, Strauss, Hauer & Feld LLP in the United States. During the period of the year when Mr. Cutler was a Board member, Akin, Gump, Strauss, Hauer & Feld LLP received remuneration from companies in the Skanska Group totaling SEK 2,300,000. These assignments were related to legal advisory services. Other members of the Board did not receive any remuneration in addition to their director's fee.

C4. Stuart Graham, President and CEO
During 2003, Stuart Graham received a salary, fees and other remuneration from Group companies in the amount of SEK 7,235,000 and also received SEK 723,000 from the Group's temporary incentive program in 2003. The outcome of the temporary incentive program for the 2003 financial year will be finally fixed in April 2004.

Mr. Graham has a flexible salary element, which may be earned beginning in the 2003 financial year and amounts to a maximum of 50 percent of his annual salary. This is based on financial targets achieved. The flexible salary element plus the outcome of the temporary incentive program for the 2003 financial year will be finally fixed in April 2004.

Mr. Graham is entitled to a free residence in Sweden. During 2003, the Company compensated him for his residence in the amount of SEK 1,314,000. Mr. Graham resides in Stockholm.

Mr. Graham may receive a pension from age 61 at the earliest. A full pension equivalent to about 50 percent of fixed annual salary will be paid from age 65, including his share of Skanska USA's general pension plan. This is a defined-benefit pension, and the cost during the year amounted to SEK 10,365,000. The pension entitlement is earned on a straight-line basis during his employment period and will be disbursed during the remainder of his life. The pension is conditional upon future employment.

Mr. Graham is covered by Skanska USA's general pension plan, where after 15 years' employment he will receive a lump sum with a present value (2003) of about SEK 6,800,000.

In 2000, Mr. Graham was allotted 120,000 employee stock options (see point D below) and in 2001 an additional 80,000 employee stock options (see point D below).

In case of termination by the Company, or in case of termination of his own volition due to material breach of contract by the Company, Mr. Graham is entitled to his salary and other employment benefits during a six month notice period, then 30 months of severance payments equivalent to his fixed salary on the date of termination.

D. Other members of the Senior Executive Team
During 2003, the other members of the Senior Executive Team totaled seven persons. Members of the Senior Executive Team receive a fixed salary and a flexible salary element based on the Group's earnings. See the table above. The group has been allotted employee stock options under the 2000-2005 and 2001-2006 programs. In addition, senior executives of Skanska were covered by the Group's temporary incentive program in the amount of SEK 1,430,000. The flexible salary element plus the outcome of the temporary incentive program for the 2003 financial year will be finally fixed in April 2004.

Holdings of financial instruments

	Employee stock options		
	2000/2005 Number	2001/2006 Number	Total
President Stuart Graham	120,000	80,000	200,000
Other members of the Senior Executive Team	300,000	460,000	760,000
Total	**420,000**	**540,000**	**960,000**

D1. Pension benefits
Members of the Senior Executive Team are normally entitled to pension benefits according to defined-benefit pension systems. Defined-contribution pension packages occur in a few cases and, in terms of cost, are mainly equivalent to the ITP occupational pension plan. The retirement age for members of the Senior Executive Team is 60 - 65 years. The ITP plan is a defined-contribution plan and guarantees a lifetime pension from age 65. The pension amount is a certain percentage of final salary and the service period to qualify for a full pension is 30 years. The pension entitlement is 10 percent for portions of salary up to SEK 306,750 per year, 65 percent for portions of salary between SEK 306,750 and SEK 818,000 and 32.5 percent for portions of salary up to SEK 1,227,000.

In addition, this group is covered by a supplementary pension entitlement for portions of salary exceeding 30 base amounts (as defined by Swedish social insurance rules). This is a defined-contribution pension entitlement and the premium is 20 percent of pensionable salary exceeding 30 base amounts. Amounts set aside are guaranteed an actuarial interest rate. The pension entitlement is vested in the pension fund Skanskas Särskilda Pensionsstiftelse. The pension benefit is temporary, with a minimum disbursement period of five years.

D2. Notice periods etc.
In case of termination by the Company, notice periods range from six months to twelve months. Salary and other remuneration are disbursed without reduction during the notice period. After the notice period, severance pay is disbursed for 12 – 18 months. When payments disbursed after the notice period, other income must be subtracted from the amount payable.

E. Temporary incentive program
In 2000, Skanska introduced an annual rolling long-term incentive program. The Senior Executive Team and about 230 other executives belonged to the program. The incentive program was based on two different criteria. The change in the market price of a Skanska Series B share including dividend was to be compared to an index. One third of this index consisted of the Findata Total Return Index and two thirds consisted of the Dow Jones Heavy Construction Total Return Index. One third of the bonus was disbursed each year during the three year period after it was earned, provided that the employee remained in service. The rolling program for

Note 35 continued

2001 yielded no outcome and the same was true of the 2002 program. This rolling one year incentive program ended with the year 2002.

While awaiting a new long-term incentive program, in 2003 a temporary incentive program was introduced for a number of executives including the President. When there is an outcome, the program may provide an outcome equivalent to a maximum of 10 percent of the participant's annual salary. Any outcome is conditional upon achieving certain financial earnings targets. An equivalent one-year temporary incentive program also applies to 2004. The estimated maximum annual cost to the Group amounts to about SEK 35 M.

F1. Employee stock options, 2000 – 2005

In 2000, the Board of Skanska AB decided to allot a total of 1,596,000 "synthetic options" to 13 individuals in the Group Management of Skanska. Stuart Graham, now President and CEO, received 120,000 options. At present, 1,236,000 options remain in this program, divided among 10 individuals.

The exercise price amounts to SEK 94.40, equivalent to 125 percent of the average closing price paid for a Skanska Series B share during the period February 28, 2000 - March 3, 2000. The options may be exercised during the period March 3, 2003 - March 31, 2005.

F2. Employee stock options, 2001 – 2006

In 2001, the Board of Skanska AB decided to allot a total of 2,040,000 options to 21 individuals in Skanska's Group Management. In February 2002, the Board of Skanska AB approved an additional allotment of options. After the above decisions, and after adjustments due to employee attrition, the 2001 - 2006 employee stock option program covers 28 individuals, and the number of options totals 2,304,000. Stuart Graham, now CEO, received 80,000 options.

The exercise price amounts to SEK 128, equivalent to 125 percent of the average closing price paid for a Skanska Series B share during the period June 14–20, 2001. The options may be exercised during the period March 1, 2004–March 31, 2006.

F3. Terms of employee stock options

For the above-mentioned employee stock option programs, the following are among the conditions that apply. The option programs encompass synthetic options and settlement will take place in cash. The options were provided free of cost and may only be exercised on the condition that the holder is still employed by Skanska on the exercise date or has retired with a pension. The holder may not transfer the right to exercise the options. Skanska has hedged the obligations that the Company may incur as a consequence of a market price upturn. Since the market price of a Skanska share on December 31, 2003 stood far below the exercise price, no provision was reported in the balance sheet, and no personnel expense in the income statement either.

The principles for reporting of employee stock options in the financial statements can be found under "Accounting and valuation principles."

G. Local incentive programs

Salaries and other remuneration are adopted with reference to prevailing conditions in the rest of the construction industry and customary practices in each local market. Skanska applies a remuneration model for the affected executives and managers that consists of a fixed annual salary plus a flexible salary element which is based on financial targets achieved.

Average number of employees

	2003	Of whom men	Of whom women	2002	Of whom men	Of whom women
Parent Company						
Sweden	56	30	26	56	31	25
Subsidiaries						
Sweden	14,180	12,442	1,738	14,958	13,253	1,705
Norway	4,599	4,228	371	4,820	4,437	383
Denmark	1,816	1,636	180	2,271	2,089	182
Finland	3,590	3,208	382	3,383	3,025	358
United Kingdom	4,029	3,552	477	4,209	3,709	500
Poland	4,060	3,296	764	6,243	5,275	968
Czech Republic	6,444	5,446	998	6,526	5,556	970
United States	10,332	9,182	1,150	9,462	8,339	1,123
Argentina	2,758	2,705	53	2,157	2,106	51
India	2,830	2,803	27	2,250	2,228	22
Other countries	14,975	14,214	761	16,363	15,632	731
Total	**69,669**	**62,742**	**6,927**	**72,698**	**65,680**	**7,018**

Men and women on Boards of Directors and among senior executives on balance sheet date

	2003	Of whom men, %	Of whom women, %	2002	Of whom men, %	Of whom women, %
Number of Board members	328	95%	5%	364	95%	5%
Number of Presidents and other senior executives	206	93%	7%	233	93%	7%

Parent Company	2003	Of whom men, %	Of whom women, %	2002	Of whom men, %	Of whom women, %
Number of Board members	15	87%	13%	14	93%	7%
President and other senior executives	6	100%	0%	7	100%	0%

Note 35 continued

Absence from work due to illness

Figures on absence from work due to illness are based on just over 50 employees.

Parent company	July 1, 2003–December 31, 2003
Total absence from work due to illness as a percentage of regular working time	4.4%
Percentage of total absence from work due to illness related to continuous absence periods of 60 days or more	6.8%

Absence from work due to illness as a percentage of each category's regular working time:

Men	0.0%
Women	9.8%
Absence due to illness by age category:	
Age 29 or younger	2.6%
Age 30–49	7.1%
Age 50 or older	0.0%

Note 36 Fees and other remuneration to auditors

Group	2003	2002
KPMG		
Auditing assignments	43	44
Other assignments	23	33
Other auditors		
Auditing assignments	1	2
Other assignments		1
Total	**67**	**80**

"Auditing assignments" refer to examination of the annual accounts as well as the administration by the Board of Directors and the President, as well as other tasks that are incumbent upon the Company's auditors to perform. Everything else is "Other assignments." "Other assignments" mainly consist of consultations related to tax and accounting matters as well as due diligence assignments.

Note 37 Related party disclosures

Through its ownership and percentage of voting power, AB Industrivärden has a significant influence, as defined in compliance with RR 23, "Related party disclosures." All transactions have occurred on market terms.

Associated companies and joint ventures are companies related to Skanska. Information on transactions with these is presented in the following tables.

Information on personnel expenses are found in Note 35, "Personnel."

Group	2003	2002
Sales to associated companies and joint ventures	2,530	816
Purchases from associated companies and joint ventures	–38	–2
Interest revenues from associated companies and joint ventures	23	13
Interest expenses to associated companies and joint ventures	0	0
Dividends from associated companies and joint ventures	125	185
Long-term receivables from associated companies and joint ventures	224	213
Current receivables from associated companies and joint ventures	532	224
Interest-bearing liabilities to associated companies and joint ventures	0	8
Operating liabilities to associated companies and joint ventures	20	50
Contingent liabilities on behalf of associated companies and joint ventures	1,164	359

Parent company	2003	2002
Sales to Group companies	127	219
Purchases from Group companies	–110	–121
Interest revenues from Group companies	78	87
Interest expenses to Group companies	–107	–182
Dividends from Group companies	1,200	1,216
Long-term receivables from Group companies	2,834	833
Current receivables from Group companies	17	17
Long-term liabilities to Group companies	3,533	2,236
Current liabilities to Group companies	3	0
Contingent liabilities on behalf of Group companies	100,750	88,339

Note 38 Leasing

Skanska is a lessee in both financial and operating leases.

When Skanska is a lessee, financial leasing assets are reported with a book value as fixed assets in the balance sheet, while the future commitment to the lessor is reported as a liability in the balance sheet.

As a financial lessor, Skanska reports the present value of its claim on the lessee as a financial receivable. As an operating lessor, Skanska leases out properties via its Commercial Project Development operations.

A. Skanska as a lessee

Financial leases

Leased tangible fixed assets, buildings and land as well as machinery and equipment, are reported in the consolidated financial statements as financial leases. These leases were reported as operational leases in 2002.

Of the total amount in the balance sheet for financial leases, most comes from two properties, a hotel in Poland and an office building in the Czech Republic.

Financial leases, book value	2003	2002
Tangible fixed assets		
Buildings and land	46	0
Machinery and equipment	5	0
Total	**51**	**0**
Acquisition value	69	0
Depreciation for the year	–4	0
Accumulated depreciation	–14	0
Book value	**51**	**0**

Variable fees for financial leases included in 2003 income amounted to SEK –2 M (0). No property leased by Skanska has been subleased to others.

Future lease payments and their present value can be seen in the following table.

	Future lease payments		Present value of future lease payments	
Expenses, due dates	2003	2002	2003	2002
Within one year	–11	0	–9	0
Later than one year but within five years	–41	0	–32	0
Later than five years	–19	0	–11	0
	–71	**0**	**–52**	**0**

Reconciliation, future lease payments and their present value	2003	2002
Future minimum lease payments	–71	0
Less interest charges	19	0
Present value of future minumum lease payments	**–52**	**0**

Operating leases

Most of the amounts for future minimum lease payments are related to office space for operations in the United Kingdom and site leashold fees in Sweden.

The Group's leasing expenses related to operating leases in 2003 totaled SEK –168 M (–237), of which SEK –168 M (–203) was related to minimum lease payments and SEK 0 M (–34) was related to variable payments.

The due dates of future minimum lease payments for noncancellable operating leases were distributed as follows.

Expenses, due dates	2003	2002
Within one year	-136	-138
Later than one year but within five years	-437	-341
Later than five years	-723	-285
Total	**-1,296**	**-764**

Of this amount, SEK 0 M (-3) was related to properties that were subleased. Lease revenue in 2002 was less than SEK 1 M.

B. Skanska as a lessor

Financial leases

Skanska owns a property in Sweden that is leased to a customer under a financial lease. The present value of the claim related to future minimum lease payments is reported in the balance sheet as a financial fixed asset. On the balance sheet date, it amounted to

	2003	2002
Gross investment in financial leases	22	
– unearned financial revenues	-4	
Net investment in financial leases	**18**	**0**
– Non-guaranteed residual value belonging to the lessor	-2	
Present value of claim related to future minimum lease payments	**16**	**0**

The due dates of the gross investment and present value of future minimum lease payments were distributed as follows:

	Gross investment in financial leases		Present value of claim related to future minimum lease payments	
Revenues, due dates	**2003**	**2002**	**2003**	**2002**
Within one year	3		3	
Later than one year but within five years	10		8	
Later than five years	9		5	
	22	**0**	**16**	**0**

Reserves for doubtful receivables related to minimum lease payments amounted to SEK 0 M (0). The variable portion of lease payments included in 2003 income amounted to SEK 0 M (0).

Operating leases

Commercial Project Development carries out Skanska's operating lease business. These properties are reported as current assets in the balance sheet. For a description of the Commercial Project Development business stream, see Note 3, "Segment reporting."

In 2003, the Group's variable leasing income related to operating leases amounted to SEK 4 M (26). The 2003 amount consisted of sales-based rent for commercial space.

The due dates of future minimum lease payments for non-cancellable operating leases were distributed as follows:

Revenues, due dates	2003	2002
Within one year	873	1,409
Later than one year but within five years	2,117	4,081
Later than five years	655	2,037
Total	**3,645**	**7,527**

The book value of current-asset properties in Commercial Project Development totaled SEK 9,249 M (12,610).

Note 39 Events after the balance sheet date

In January 2004, Skanska announced decisions to divest some of the specialized companies in Skanska Sweden as well as portions of Skanska IT Solutions in Skanska Services, whose businesses are not considered part of the Group's core operations. The divestment process is intended to take place during 2004 and 2005.

The companies affected are Skanska Installation, Myresjöhus, Flexator and Temporent, the portion of Skanska Prefab that works with ground products and Skanska Glasbyggarna plus the IT section and central staff units of Skanska IT Solutions. In 2003, the net sales of the businesses included in the planned divestments was SEK 3.6 billion. The capital employed totaled about SEK 1.1 billion. These businesses have a total of about 2,100 employees.

The financial reports were signed on February 12, 2004 and will be submitted to the Annual Shareholders' Meeting of Skanska AB on March 30, 2004 for adoption.

Note 40 Discontinuing operations

As a consequence of its strategic plan, Skanska made decisions to discontinue or sell units in the Group. From the Group's perspective, none of these comprises an organizational unit as defined in RR 19, "Discontinuing operations." Certain information about discontinued operations and ongoing discontinuation efforts is provided below.

Businesses discontinued during 2003

Skanska's construction operations in Hungary, Latvia and Lithuania were sold during the year.

The shareholding in the Norwegian steel and concrete element company Contiga A/S was sold during the year. Half ownership in Contiga was included in Skanska's acquisition of Selmer in 2000. Contiga has had a large proportion of its sales in Sweden, thereby overlapping with the operations of Skanska Prefab.

After the approval of Skanska's 2003 Annual Meeting, the American subsidiary Spectrum Skanska, specializing in residential project development, was sold to the company's management. This reduced the capital employed in the Skanska Group by about SEK 900 M. At year-end, the Group had an outstanding claim of SEK 125.6 M on the buyers.

The Group's residential project development in Denmark also ceased at year-end 2003.

Meanwhile continued efforts are underway to discontinue or divest additional businesses in small markets.

Ongoing discontinuation efforts

The Group initiated the discontinuation of its project export company Skanska International Projects. This company's business will gradually close as the unit's nine ongoing projects are completed. In 2003, the net sales of Skanska International Projects was SEK 1.2 billion, and its operations had a total of some 2,800 employees.

The Skanska Group signed a letter of intent covering the sale of its majority holding in its mining contracting business in South Africa, Canada and Australia to Murray & Roberts, a publicly listed leading South African construction company. The planned sale involves the Group's 79.1 percent shareholding in the publicly listed

The Cementation Company (Africa) Ltd., the wholly owned subsidiary Cementation Skanska Canada Inc. and a start-up mining contracting operation in Australia.

Note 41 Consolidated quarterly results

SEK M	2003 Q4	2003 Q3	2003 Q2	2003 Q1	2002 Q4	2002 Q3	2002 Q2	2002 Q1
Order bookings	**21,689**	**34,995**	**31,870**	**32,574**	**33,552**	**33,362**	**37,699**	**30,012**
Income								
Net sales	35,605	33,371	34,350	29,553	37,339	34,556	38,095	32,043
Operating expenses	−31,984	−30,754	−30,471	−26,764	−34,222	−31,588	−34,891	−29,751
Gross income	**3,621**	**2,617**	**3,879**	**2,789**	**3,117**	**2,968**	**3,204**	**2,292**
Selling and administrative expenses[1]	−2,113	−1,660	−2,137	−1,958	−2,323	−1,962	−2,195	−1,949
Income from associated companies and joint ventures	24	28	17	10	−375	11	46	33
Operating income before goodwill amortization and writedowns	**1,532**	**985**	**1,759**	**841**	**419**	**1,017**	**1,055**	**376**
Goodwill amortization and writedowns	−255	−97	−113	−120	−1,367	−140	−238	−141
Operating income	**1,277**	**888**	**1,646**	**721**	**−948**	**877**	**817**	**235**
Interest revenues	107	45	87	53	112	121	89	73
Interest expenses	−156	−159	−182	−188	−257	−276	−240	−253
Other financial items	−39	−29	46	−45	104	−52	−386	57
	−88	**−143**	**−49**	**−180**	**−41**	**−207**	**−537**	**−123**
Income after financial items	**1,189**	**745**	**1,597**	**541**	**−989**	**670**	**280**	**112**
Taxes	−435	−223	−473	−172	−330	−346	−131	−49
Minority interests	6	−3	−6	−5	−26	0	−10	−18
Net profit for the period	**760**	**519**	**1,118**	**364**	**−1,345**	**324**	**139**	**45**
Order backlog	116,401	129,326	132,712	137,860	135,165	142,400	139,704	149,603
Capital employed	24,460	24,991	28,107	31,582	31,640	35,816	34,988	35,362
Interest-bearing net debt	150	−4,112	−5,251	−9,677	−9,376	−11,849	−11,320	−9,964
Debt/equity ratio	0.0	0.3	0.4	0.7	0.6	0.7	0.7	0.6
Return on capital employed, %	17.1	8.8	8.3	5.4	4.2	11.0	6.1	8.6
Cash flow								
Cash flow from business operations	4,873	1,048	3,118	931	2,930	134	879	−1,977
Cash flow from financing operations	−1,498	−1,117	−3,315	−2,432	−2,689	214	746	102
Cash flow from operations	**3,375**	**−69**	**−197**	**−1,501**	**241**	**348**	**1,625**	**−1,875**
Cash flow from strategic investments	−102	29	1,233	−16	−112	−368	162	−787
Dividend etc.	−57	52	−851	−8	−38	−13	−1,233	−22
Cash flow for the period	**3,216**	**12**	**185**	**−1,525**	**91**	**−33**	**554**	**−2,684**

1 Excluding goodwill amortization and writedowns

Business streams	2003 Q4	2003 Q3	2003 Q2	2003 Q1	2002 Q4	2002 Q3	2002 Q2	2002 Q1
Order bookings								
Construction and Services	21,535	34,756	32,029	32,242	32,990	33,044	37,159	29,696
Commercial Project Development	–	–	–	–	–	–	–	–
Residential Project Development	–	–	–	–	–	–	–	–
BOT	–	–	–	–	–	–	–	–
Central and eliminations	154	238	−158	332	562	318	539	317
Total	**21,689**	**34,994**	**31,871**	**32,574**	**33,552**	**33,362**	**37,698**	**30,013**
Net sales								
Construction and Services	32,323	31,635	30,816	26,828	35,751	33,217	36,674	30,719
Commercial Project Development	2,758	885	2,785	2,433	824	389	376	625
Residential Project Development	1,865	1,367	1,469	1,633	2,157	1,883	1,815	1,478
BOT	15	19	48	5	23	5	5	5
Central and eliminations	−1,356	−536	−770	−1,343	−1,416	−939	−774	−784
Total	**35,605**	**33,370**	**34,348**	**29,556**	**37,339**	**34,555**	**38,096**	**32,043**
Operating income								
Construction and Services	486	637	442	120	−1,255	773	921	179
Commercial Project Development	750	302	1,319	690	385	232	206	226
Residential Project Development	135	76	0	87	212	108	14	43
BOT	11	9	18	−11	−12	−10	−5	−14
Other								
Central	−115	−116	−83	−170	−212	−170	−145	−161
Discontinued operations	9	1	−5	5	−10	−40	−174	−38
Eliminations	1	−21	−45	0	−56	−16	0	0
Total	**1,277**	**888**	**1,646**	**721**	**−948**	**877**	**817**	**235**

Note 42 Five-year Group financial summary[1,2]

SEK M	2003	2002	2001	2000	1999
Income statements					
Net sales	132,879	142,033	165,063	111,230	80,504
Gross income	12,906	11,581	11,419	11,772	8,521
Selling and administrative expenses	–8,453	–10,315	–9,244	–6,894	–5,564
Income from Group companies	–	–	–	337	–
Income from associated companies and joint ventures	79	–285	136	1,975	3,944
Operating income	**4,532**	**981**	**2,311**	**7,190**	**6,901**
Financial items	–460	–908	–1,195	1,341	–39
Income after financial items	**4,072**	**73**	**1,116**	**8,531**	**6,862**
Taxes	–1,303	–856	–1,094	–2,935	–2,483
Minority share of income	–8	–54	0	–46	–98
Net profit for the year	**2,761**	**–837**	**22**	**5,550**	**4,281**
Balance sheets					
Intangible fixed assets					
Goodwill	4,259	5,360	7,049	6,860	1,966
Other intangible fixed assets	459	481	765	199	0
	4,718	**5,841**	**7,814**	**7,059**	**1,966**
Tangible fixed assets	6,730	7,808	8,512	7,754	5,545
Financial fixed assets					
Shares and participations	1,450	2,018	2,680	2,596	2,602
Interest-bearing receivables	1,956	858	878	895	791
Deferred tax claims	1,539	1,621	1,412	852	1,083
	4,945	**4,497**	**4,970**	**4,343**	**4,476**
Total fixed assets	**16,393**	**18,146**	**21,296**	**19,156**	**11,987**
Current-asset properties					
Commercial Project Development	9,249	12,610	11,991		
Other commercial properties	1,051	2,120	2,030		
Residential Project Development	3,394	4,814	4,769		
	13,694	**19,544**	**18,790**	**17,327**	**14,214**
Inventories	828	865	1,001	993	1,556
Current receivables					
Interest-bearing receivables	1,248	1,128	1,068	2,455	1,401
Tax claims	415	310	474	310	407
Non-interest-bearing receivables	27,123	30,992	39,739	35,490	20,760
	28,786	**32,430**	**41,281**	**38,255**	**22,568**
Short-term investments	218	303	582	752	1,986
Cash and bank balances	6,819	5,460	8,048	5,422	3,597
Total current assets	**50,345**	**58,602**	**69,702**	**62,749**	**43,921**
TOTAL ASSETS	**66,738**	**76,748**	**90,998**	**81,905**	**55,908**
of which, interest-bearing	10,241	7,749	10,576	9,524	7,775
Shareholders' equity and liabilities					
Shareholders' equity	14,169	14,217	17,871	18,937	17,373
Minority interests	200	298	517	579	292
Provisions					
Pensions	2,058	984	437	123	2,363
Provisions for taxes	3,104	2,317	2,221	3,068	3,270
Other provisions	3,230	3,078	2,687	2,725	1,736
	8,392	**6,379**	**5,345**	**5,916**	**7,369**
Long-term liabilities	7,182	13,845	17,729	12,984	5,428
Current liabilities					
Interest-bearing liabilities	809	2,607			
Tax liabilities	571	447	1,445	1,747	1,397
Non-interest-bearing liabilities	35,415	38,955	48,091	41,742	24,049
	36,795	**42,009**	**49,536**	**43,489**	**25,446**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**66,738**	**76,748**	**90,998**	**81,905**	**55,908**
of which, interest-bearing	10,091	17,125	17,952	13,797	8,390

Note 42 continued

SEK M	2003	2002	2001	2000	1999
Cash flow					
Cash flow from business operations	11,062	3,729	4,505	3,010	-246
Cash flow from investment operations	-1,207	-3,011	-2,238	-2,530	4,720
Cash flow from financing operations	-7,967	-2,790	-372	-201	-2,386
Cash flow for the year	**1,888**	**-2,072**	**1,895**	**279**	**2,088**
Financial ratios etc.[3]					
Order bookings	121,128	134,625	147,796	126,130	97,332
Order backlog	116,401	135,165	153,823	156,257	93,686
Average number of employees	69,669	72,698	74,925	58,700	45,063
Dividend per share, SEK[4]	3.00	2.00	3.00	3.38	4.00
Net profit per share, SEK[3]	6.60	-2.00	0.05	12.50	9.40
Capital employed	24,460	31,640	36,340	33,313	26,055
Interest-bearing net debt	150	-9,376	-7,376	-4,273	-615
Equity per share, SEK[3]	33.90	34.00	42.73	44.40	36.00
Equity/assets ratio, %	21.5	18.9	20.2	23.4	32.5
Debt/equity ratio	0.0	0.6	0.4	0.2	0.0
Interest cover	16.8	5.7	5.6	17.1	13.7
Return on shareholders' equity, %	19.5	-5.2	0.1	30.6	27.7
Return on capital employed, %[5]	17.1	4.2	7.5	32.4	30.8
Total number of shares	418,553,072	418,553,072	418,553,072	426,145,072	455,419,872
Average number of shares	418,553,072	418,553,072	419,981,149	444,629,424	455,419,872

1 The introduction of RR 22, "Presentation of financial statements," has resulted in changes in the preparation of the income statement and balance sheet. The item known as "Items affecting comparability" has been distributed among various income statement items as shown in the following table.

	2002	2001	2000	1999
Items affecting comparability, according to the respective financial statements, is distributed as follows:	-1,645	-230	2,413	3,287
Construction, manufacturing and property management expenses	-150	270	429	
Writedown of acquisition goodwill	-1,495	-500		
Income from Group companies			337	
Income from joint ventures and associated companies			1,647	3,287

No allocation of interest-bearing liabilities between long-term and current has been made for the years 1999–2001. The amounts are reported in their entirety as long-term. No reclassification of cash and bank balances to financial fixed assets and current receivables when liquid assets consist of funds that cannot be used without restrictions has been made for the years 1999–2001. By way of information, cash and bank balances that can be used without restrictions in 2003 were SEK 900 M (807).

2 For the years 1999 and 2000, no allocation of current-asset properties has been made between Commercial Project Development, other commercial properties and Residential Project Development.
3 For definitions, see Note 43.
4 Proposed by the Board of Directors: Dividend of SEK 3.00 per share.
5 When calculating return on capital employed in 1999, average capital employed was calculated on the basis of two measuring points.

Note 43 Definitions

Interest-bearing net debt	Interest-bearing liabilities including pension liabilities minus liquid assets and interest-bearing receivables.
Net profit per share	Net profit for the year divided by the number of shares.
Equity per share	Visible shareholders' equity divided by the number of shares.
Return on shareholders' equity	Net profit for the year as a percentage of average visible shareholders' equity.
Consolidated capital employed	Total assets minus non-interest-bearing provisions and liabilities
Capital employed in business streams, markets and business units/reporting units	Total assets less tax claims and deposits in Skanska's treasury unit minus non-interest-bearing provisions and liabilities less provisions for taxes and tax liabilities.
Average capital employed	Calculated on the basis of five measuring points: half of capital employed on January 1 plus capital employed at the end of the first, second and third quarters plus half of capital employed at year-end, divided by four.
Consolidated return on capital employed	Operating income and financial revenues, as a percentage of average capital employed.
Return on capital employed in business streams, markets and business units/reporting units	Operating income and financial revenues less interest revenues from Skanska's treasury unit and other financial expenses as a percentage of average capital employed.
Operating cash flow	Cash flow from operations before taxes and before financing operations (see also note 34).
Consolidated operating cash flow	In the consolidated operating cash flow statement, which includes taxes paid, investments are reported both in cash flow from business operations and in cash flow from strategic investments (see also note 34).
Equity/assets ratio	Visible shareholders' equity including minority interests as a percentage of total assets.
Debt/equity ratio	Interest-bearing net debt divided by visible shareholders' equity including minority interests.
Interest cover	Operating income and financial revenues plus depreciation/amortization, divided by net interest items.
Operating net on properties	Rental revenues and interest subsidies minus operating, maintenance and administrative expenses as well as real estate tax. Site leasehold rent is included in operating expenses.
Yield on properties	Operating net as above divided by year-end book value.
Number of shares outstanding	Average number of shares in 2003: 418,553,072. In 2002: 418,553,072. In 2001: 419,981,149, In 2000: 444,629,424. In 1999: 455,419,87. Total year-end number of shares: In 2003: 418,553,072. In 2002: 418,553,072. In 2001: 418 553 072. In 2000: 426,145,072. In 1999: 455,419,872.

Note 44 Supplementary information

Skanska AB, Swedish corporate identification number 556000-4615, is the Parent Company of the Skanska Group. The company has its registered office in Malmö, Skåne County and is a limited company as provided by Swedish legislation. Its headquarters is located in the Municipality of Solna, Stockholm County.

Address:
Skanska AB
SE-169 83 Solna
Sweden
Tel: +46 8 504 350 00
Fax: +46 8 755 71 26
www.skanska.se

For questions concerning financial information, please contact:

Skanska AB
Investor Relations
SE-169 83 Solna
Sweden
Tel: +46 8 753 88 00
Fax: +46 8 755 12 56
E-mail: investor.relations@skanska.se

Proposed allocation of earnings

The Board of Directors and the President of Skanska AB propose that the profit for 2003, SEK 1,416,366,607, plus the retained earnings of SEK 5,197,592,084 brought forward from the preceding year, totaling SEK 6,613,958,691, be allocated as follows:

A dividend to the shareholders of SEK 3.00 per share	1,255,659,216
To be carried forward	5,358,299,475
Total	SEK 6,613,958,691

Stockholm, February 12, 2004

Sverker Martin-Löf

Ulrika Francke

Roger Flanagan

Sören Gyll

Finn Johnsson

Jane F. Garvey

Arne Mårtensson

Anders Nyrén

Folmer Knudsen

Gunnar Larsson

Nils-Erik Pettersson

Stuart Graham
President

Auditors' Report

To the Annual Meeting of Shareholders in Skanska AB (publ.), Swedish corporate identity number 556000-4615

We have examined the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Skanska AB (publ) for the year 2003. These accounts and the administration of the Company are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the financial statements and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the Company in order to be able to determine the possible liability, if any, to the Company of any Board member or the President.We also examined whether any Board member or the President has, in any other way, acted in contravention of the Swedish Companies Act, the Annual Accounts Act or the Articles of Association.We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and thereby provide a true and fair picture of the Company's and the Group's results of operations and financial position in accordance with generally accepted auditing principles in Sweden.

We recommend to the Annual Meeting of Shareholders that the income statements and the balance sheets of the Parent Company and the Group be adopted, that the profit for the Parent Company be dealt with in accordance with the proposal in the Report of the Directors and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Stockholm, February 23, 2004

Bernhard Öhrn	Caj Nackstad
Authorized Public Accountant	Authorized Public Accountant

Board of Directors


Sverker Martin-Löf


Roger Flanagan


Ulrika Francke


Jane F. Garvey


Stuart E. Graham


Sören Gyll


Inge Johansson


Peter Johansson


Finn Johnsson


Folmer Knudsen


Gunnar Larsson


Arne Mårtensson


Anders Nyrén


Christina Palm


Nils-Erik Pettersson

Sverker Martin-Löf
Stockholm, born 1943.
Chairman.
Elected in 2001.
Other directorships: SCA (Chairman), SSAB (Chairman), AB Industrivärden (Vice Chairman), Telefonaktiebolaget LM Ericsson, Svenska Handelsbanken, Confederation of Swedish Enterprise.
Holdings in Skanska: 8,000 B shares.

Roger Flanagan
Henley-On-Thames, Oxon, England, born 1944.
Elected in 1998.
Professor at University of Reading, United Kingdom, Chalmers University of Technology, Sweden and University of Cape Town, South Africa.
Other directorships: Halcrow Group.
Holdings in Skanska: 2,000 B shares.

Ulrika Francke
Stockholm, born 1956.
Elected in 2003.
President of SBC AB, Sveriges BostadsrättsCentrum. Other directorships: Stockholms Building Society (Chairman), Södersjukhuset (Chairman), Föreningssparbanken (Second Deputy Chairman), Föreningen Nordisk Byggdag, Econova, Tyréns.
Holdings in Skanska: 1,000 B shares.

Jane F. Garvey
Kennebunkport, Maine, USA, born 1944.
Elected in 2003.
Executive Vice President of APCO Worldwide.
Holdings in Skanska: 0 shares.

Stuart E. Graham
Stockholm, born 1946.
President and CEO. Elected in 2003.
Holdings in Skanska: 15,000 B-aktier.

Sören Gyll
Saltsjö-Duvnäs, born 1940.
Elected in 1997.
Other directorships: Confederation of Swedish Enterprise (Chairman), Probi, SKF, SCA, Medicover Holding S.A. Member, Royal Swedish Academy of Engineering Sciences.
Holdings in Skanska: 4,952 B shares.

Inge Johansson
Huddinge, born 1951.
Swedish Building Workers' Union.
Appointed in 1999.
Concrete Worker.
Deputy Board member.
Holdings in Skanska: 350 B shares.

Peter Johansson
Sjövik, born 1970,
Swedish Industrial Union.
Appointed in 2002.
Supervisor. Deputy Board member.
Holdings in Skanska: 120 B shares.

Finn Johnsson
Gothenburg, born 1946.
Elected in 1998.
President of Mölnlycke Health Care.
Other directorships:
Wilson Logistics Holding (Chairman), Thomas Concrete Group (Chairman), Handelsbanken Western Sweden Region (Chairman), Unomedical A/S (Chairman), Volvo (Chairman), AB Industrivärden.
Holdings in Skanska: 8,000 B shares.

Folmer Knudsen
Eslöv, born 1942.
Swedish Building Workers' Union
Appointed in 1992.
Wood worker.
Holdings in Skanska: 600 B shares.

Gunnar Larsson
Kalix, born 1953.
Union for Service and Communication (SEKO).
Appointed in 2002.
Operator.
Holdings in Skanska: 0 shares.

Arne Mårtensson
Djursholm, born 1951.
Elected in 2001.
Other directorships: Svenska Handelsbanken (Chairman), Stockholm School of Economics Advisory Board (Chairman), Telefonaktiebolaget LM Ericsson (Deputy Chairman), Holmen, AB Industrivärden, Sandvik, V&S Vin & Sprit, ICC Sweden, Swedish Industry and Commerce Stock Exchange Committee, member of Business Council of World Economic Forum.
Holdings in Skanska: 2,200 B shares.

Anders Nyrén
Bromma, born 1954.
Elected in 2002.
President and CEO of Industrivärden.
Other directorships: Svenska Handelsbanken (Deputy Chairman), Industrivärden, Sandvik, SCA, Ernströmgruppen and SNS.
Holdings in Skanska: 2,000 B shares.

Christina Palm
Falsterbo, born 1947.
Swedish Union of Clerical and Technical Employees in Industry (SIF).
Appointed in 2000.
Supervisor, Conference/Reception/Switchboard.
Deputy Board Member
Holdings in Skanska: 428 B shares.

Nils-Erik Pettersson
Hemmingsmark, born 1948.
Swedish Association of Supervisors (LEDARNA).
Appointed in 1998.
Production manager
Holdings in Skanska: 9,720 B shares..

Auditors

Caj Nackstad
Stockholm, born 1945.
Authorized Public Accountant.
Auditor for Skanska since 2001.

Bernhard Öhrn
Tyresö, born 1943.
Authorized Public Accountant.
Auditor for Skanska since 1994.

DEPUTY AUDITORS

George Pettersson
Bålsta, born 1964.
Authorized Public Accountant.
Auditor for Skanska since 1998.

Joakim Thilstedt
Nacka, born 1967.
Authorized Public Accountant.
Auditor for Skanska since 2001.

Corporate governance

As a Swedish stock corporation, Skanska AB is governed in accordance with Swedish corporate legislation and Skanska's Articles of Association.

The highest decision-making body, the **Annual Shareholders' Meeting,** decides on central issues, such as discharging the members of the Board of Directors and the President from liability for the financial year as well as the composition of the Board.

The Annual Meeting in May 2003 gave the Chairman of the Board a mandate to appoint from among representatives of the Company's largest shareholders five members, who may not be members of the Board of Directors, to comprise together with the Chairman a Nomination Committee for the period until the next Annual Shareholders' Meeting. In preparation for the 2004 Annual Meeting, the following individuals were appointed: Carl-Olof By, Executive Vice President of Industrivärden AB; Staffan Grefbäck, Head of Investment Management at Alecta; Per Ludvigsson, President of Inter IKEA Investment AB; Mats Guldbrand, Equities Manager at AMF Pension; and Curt Källströmer, Head of the Chairman's Office, Svenska Handelsbanken.

The Board of Directors makes decisions concerning overall issues about the Parent Company and the Group, such as Group strategy, publication of interim and full-year reports, major construction projects and capital spending as well as the organizational structure of the Group.

The President and Chief Executive Officer (CEO) is responsible for day-to-day management and oversight of the Group's operations. The CEO, four Executive Vice Presidents and the Senior Vice President, Human Resources, form the Senior Executive Team.

Governing documents

As part of the governance of Group operations, Skanska AB's Board of Directors or the Senior Executive Team has established various policy documents and guidelines that are available to all business units on Skanska's internal website. These policy documents and guidelines are updated regularly. Among the more important governing documents are the Board's rules of procedure, the Group's financial policy and the Code of Conduct.

The work of the Board of Directors

The work of the Board follows a yearly agenda, which is established in the Board's rules of procedure. In preparation for each Board meeting, the Board receives information compiled according to certain procedures established by the Board. All information is formulated in English.

The Board of Directors consists of nine members elected by the Annual Shareholders' Meeting plus three members and three deputies for these, appointed by the employees. Of the members elected by the Annual Meeting, more than half are independent in relation to the Company and at least two are independent of the Company's largest shareholders. During the year, the Board held eight meetings. At its October 2003 meeting, the Board visited the Group's operations in the United States, including a work site visit to the new high-speed rail connection to John F. Kennedy Airport in New York City.

Among the more important issues that the Board dealt with were strategic issues, financial reporting and governance of the Group's operations.

The Board has appointed from among its own members a Compensation Committee and an Audit Committee. During 2003 the Board also established a special Project Review Committee, which has the Board's mandate to make decisions on major construction projects, purchases and divestments of properties and investments in BOT projects. The Project Review Committee, like the Compensation and Audit Committees, routinely reports to the Board at each meeting, in accordance with the mechanisms specified in the Board's rules of procedure. The Company's auditors are present at the meeting each February dealing with the annual financial statements, in order to report their observations from the auditing task directly to the Board. During the year, the Company's auditors were present at all meetings of the Auditing Committee.

The committees of the Board have the following composition: The Compensation Committee consists of Sverker Martin-Löf, Chairman, and Arne Mårtensson, with the President and CEO as rapporteur. The Audit Committee consists of Anders Nyrén, Chairman, and Finn Johnsson, with the Executive Vice President and Chief Financial Officer (CFO) as rapporteur. The Project Review Committee consists of Sverker Martin-Löf, Chairman, Roger Flanagan, Anders Nyrén and Nils-Erik Pettersson, with the President and CEO as rapporteur.

Group Staff Units and Skanska Financial Services (SFS)

At Skanska Group headquarters in Solna, there are nine Group staff units plus SFS. The Group staff units are responsible for Groupwide functions. In addition, the Group staff units and SFS provide backup to the business units related to such fields as information technology, project financing and risk management. The head of each Group staff unit reports directly to a member of the Senior Executive Team.

The business units and their governance

The organizational structure of the Skanska Group is characterized by clear decentralization and a large measure of delegation of authority and responsibility to the business units. For this reason, each business unit has its own staff units and other resources in order to conduct their operations effectively.

Aside from day-to-day operations, there are matters related to the strategic development of the business units as well as matters concerning strategic investments and divestments. These items of business are prepared by the management team at each respective unit, which is headed by a President, and are then submitted to the Senior Executive Team or the Skanska AB Board of Directors for a decision. The Boards of Directors of the business units consist of representatives of Skanska AB as well as of the business unit's management team and personnel. In each business unit, the Chairman of the Board is a member of the Senior Executive Team. Where appropriate, employee representatives are included.

Changes in the Board and the Senior Executive Team during 2003

At the Annual Shareholders' Meeting in May, Per-Olof Eriksson and Eliot Cutler resigned as members of Skanska's Board. Ulrika Francke and Jane Garvey, as well as Stuart Graham, who had been appointed Skanska's President and CEO in 2002, were elected new members of the Board.

There were no changes among the members of the Board appointed by employee organizations.

During the year, Daniel Johannesson and Keith Clarke, Executive Vice Presidents, resigned from the Senior Executive Team. In June, Tor Krusell was appointed Senior Vice President Human Resources and a member of the Senior Executive Team.

The composition of the Senior Executive Team and allocation of main responsibilities for the business units that report to it can be seen on the next page.

Senior Executive Team



Hans Biörck Johan Bergman

Thomas Alm Stuart E. Graham Johan Karlström Tor Krusell

Stuart E. Graham
President and Chief Executive Officer
Born 1946.
Joined Skanska in 1990.
Responsible in the Senior Executive Team for Skanska USA Building, Skanska USA Civil and Skanska Services.
Holdings in Skanska: 15,000 B shares.

Thomas Alm
Executive Vice President
Born 1949.
Joined Skanska in 1981.
Responsible in the Senior Executive Team for Skanska UK, Skanska Latin America, Skanska International och Skanska BOT.
Holdings in i Skanska: 208 B shares.

Johan Bergman
Executive Vice President
Born 1964
Joined Skanska in 1990
Responsible in the Senior Executive Team for Skanska Poland, Skanska Project Development Sweden and Skanska Project Development Europe.
Holdings in i Skanska: 1,000 B shares.

Hans Biörck
Executive Vice President and Chief Financial Officer
Born 1951.
Joined Skanska in 2001.
Holdings in Skanska: 50,000 B shares.

Johan Karlström
Executive Vice President
Born 1957.
Joined Skanska in 2001.
Responsible in the Senior Executive Team for Skanska Sweden, Skanska Denmark, Skanska Norway, Skanska Oy and Skanska CZ.
Holdings in Skanska: 20,000 B shares.

Tor Krusell
Senior Vice President Human Resources
Born 1964.
Joined Skanska in 1998.
Holdings in Skanska: 1,000 B shares.

Presidents of business units

Lars-Erik Alm	Skanska International Projects
Zdeněk Burda	Skanska CZ (Czech Republic)
Petter Eiken	Skanska Norway
David Fison	Skanska UK
Jan-Gunnar Glave	Skanska Poland
Michael Healy	Skanska USA Building
Bert-Ove Johansson	Skanska BOT
Mats Jönsson	Skanska Services
Claes Larsson	Skanska Project Development Sweden
Salvatore Mancini	Skanska USA Civil
Klaus Steen Mortensen	Skanska Denmark
Mauri Niemi	Skanska Oy (Finland)
Mario Piantoni	Skanska Latin America
Mats Williamson	Skanska Sweden
Fredrik Wirdenius	Skanska Project Development Europe

Senior Vice Presidents Group staff units

Anders Herslow	Controlling
Tor Krusell	Human Resources
Anders Lilja	Investor Relations
Einar Lundgren	Legal Affairs
Mats Moberg	Reporting
Staffan Schéle	Corporate Finance
Peter Thompson	Information Technology
Axel Wenblad	Sustainability

Presidents of support units

Anders Årling	Skanska Financial Services

Annual Shareholders' meeting

The Annual Shareholders' Meeting of Skanska AB will be held at 5:00 p.m. on Tuesday, March 30, 2004 at the Berwald Hall, Dag Hammarskjölds väg 3, Stockholm, Sweden.

Entitlement to participate in the Annual Meeting

To be entitled to participate in the Annual Meeting, shareholders must

- be listed in the print-out of the register of shareholders maintained by VPC AB (the Swedish Central Securities Depository and Clearing Organization) produced on March 19, 2004. Shareholders whose shares have been registered in the name of a trustee must have temporarily re-registered their shares in their own name with VPC to be entitled to participate in the Meeting. Such registration should be requested well in advance of March 19, 2004 from the bank or brokerage house holding the shares in trust.
- notify Skanska no later than 12 noon, Wednesday, March 24, 2004 of their intention to participate in the Meeting.

Notification

Shareholders who wish to participate in the Meeting may send notification either to

Skanska AB
Legal Affairs
SE-169 83 Solna
Sweden

or by telephone to +46 8-753 88 14, between 10 a.m. and 4 p.m. CET

or by fax to +46 8-753 37 52

or by e-mail to bolagsstamma@skanska.se

or via Skanska's website: www.skanska.com

This notification should state the shareholder's name, national registration or corporate identity number, address and telephone number.

If participation is authorized by proxy, this must be sent to the Company before the Annual Meeting. Shareholders who have duly notified the Company of their intention to participate in the Annual Meeting will receive an admittance card, which should be brought to the Meeting and shown at the entrance to the Meeting venue.

Dividend

For 2003, the Board of Directors proposes a dividend of SEK 3.00 per share to the shareholders.

The Board proposes April 2, 2004 as the date of record to qualify for the dividend. Provided that the Annual Meeting approves this proposal, the dividend is expected to be mailed by VPC on April 7, 2004.

More information about Skanska

Worldwide


SAFETY
MAKES
THE DIFFERENCE

The Skanska Group publishes the magazine *Worldwide*, containing features and news items from the Group's operations around the world.

The magazine appears in English four times per year. A subscription is free of charge and can be ordered at the following address:
Skanska Worldwide
c/o Strömberg Distribution
SE-120 88 Stockholm, Sweden
Telephone +46 8 449 88 00
Fax +46 8 449 88 10
E-mail: worldwide@strd.se



Sustainability Report 2003

Skanska has also published a Sustainability Report for 2003, describing Skanska from three perspectives: economics, social responsibility and the environment. For further information, or to request copies of the report, please contact:
Axel Wenblad
Senior Vice President Sustainability
Tel: +46 8 753 88 98
E-mail: axel.wenblad@skanska.se

Skanska's Project Development


SKANSKA

Further information about Skanska's commercial project development as well as information about its property portfolio can be found in a separate report, Skanska's Project Development. It can be downloaded from Skanska's website (www.skanska.com) and can also be requested from Skanska AB, Investor Relations.

thehub


thehub

TheHub

The Hub is a news service that offers personalized news about Skanska, its competitors and its industry. The Hub provides brief, fast news items, often linked to additional information on the Internet. You can subscribe to receive them via e-mail, mobile phone (SMS) or fax. The news items can also be found on a website. All items are available in English and Swedish. Senior executives of Skanska often comment on the news items as well.

You can subscribe via The Hub's website at www.skanska.com/thehub

E-mail: thehub@skanska.com

Financial information

The Skanska Group's interim reports for 2004 will be published on the following dates:

Three Month Report	April 30, 2004
Six Month Report	July 29, 2004
Nine Month Report	October 29, 2004
Year-end Report	February 16, 2005

Only the Six Month Report and the Annual Report will be printed and distributed. The other reports will be available on Skanska's website, www.skanska.com and can also be ordered from Skanska AB, Investor Relations.

In case of questions about financial information, please contact:
Skanska AB
Investor Relations
SE-169 83 Solna
Tel: +46 8 753 88 00
Fax: +46 8 730 41 69
E-mail: investor.relations@skanska.se

More information about the Skanska Group is found at:
www.skanska.com

Addresses

Skanska AB
SE-169 83 Solna
Sweden
Street address: Råsundavägen 2
Tel: +46 8 753 88 00
Fax: +46 8 755 12 56

Skanska Sweden
SE-169 83 Solna
Sweden
Street address: Råsundavägen 2
Tel: +46 8 504 350 00
Fax: +46 8 755 63 17
Customer service from inside Sweden:
020-30 30 40
www.skanska.se

Skanska Norway
Postbox 1175 Sentrum
NO-0107 Oslo
Norway
Street address: St Olavs Gate 25
Tel: +47 22 03 06 00
Fax: +47 22 20 88 30
www.skanska.no

Skanska Denmark
Baltorpvej 158
DK-2750 Ballerup
Denmark
Tel: +45 44 77 99 99
Fax: +45 44 77 98 99
www.skanska.dk

Skanska Oy
P.O.Box 114
FIN-00101 Helsingfors
Finland
Street address: Paciuksenkatu 25
Tel: +358 9 6152 21
Fax: +358 9 6152 2271
www.skanska.fi

Skanska Poland
Gen. J. Zajaczka Street 9
PL-01-518 Warsawa
Poland
Tel: +48 22 561 3000
Fax: +48 22 561 3001
info@skanska.pl
www.skanska.pl

Skanska CZ
Kubánské námesti 1391/11
CZ-100 05 Prague 10
Czech Republic
Tel: +420 2 67 310 848
Fax: +420 2 67 310 644
www.skanska.cz

Skanska UK
Maple Cross House
Denham Way, Maple Cross
GB-Rickmansworth
Hertfordshire WD3 9SW
United Kingdom
Tel: +44 1923 77 6666
Fax: +44 1923 77 7834
skanska.construction@skanska.co.uk
www.skanska.co.uk

Skanska USA Building
1633 Littleton Road (Rt. 202)
Parsippany, NJ 07054
U.S.A
Tel: +1 973 394 9100
Fax: +1 973 334 6408
www.skanskausa.com

Skanska USA Civil
16-16 Whitestone Expressway
Whitestone NY 11357
U.S.A
Tel: +1 718 767 2600
Fax: +1 718 767 2663
www.usacivil.skanska.com

Skanska Latin America
Av. Pte. Roque S. Peña 788-9 Piso
AR-1035 Buenos Aires
Argentina
Tel: +54 11 4341 7000
Fax: +54 11 4341 7503
www.skanska.com.ar

Skanska International
SE-169 83 Solna
Sweden
Visiting address: Råsundavägen 2
Tel: +46 8 504 350 00
Fax: +46 8 753 46 13
www.civil.skanska.com

Skanska Services
SE-169 83 Solna
Sweden
Street address: Råsundavägen 2
Tel: +46 8 504 350 00
Fax: +46 8 27 93 35
www.skanska.se/fm

Skanska Projektutveckling Sverige
SE-169 83 Solna
Sweden
Street address: Råsundavägen 2
Tel: +46 8 504 350 00
Fax: +46 8 504 361 99
www.skanska.se/fastigheter

Skanska Project Development Europe
SE-169 83 Solna
Sweden
Street address: Råsundavägen 2
Tel: +46 8 504 350 00
Fax: +46 8 504 361 99
www.skanska.com/property

Skanska BOT
SE-169 83 Solna
Sweden
Street address: Råsundavägen 2
Tel: +46 8 504 350 00
Fax +46 8 755 13 96
www.bot.skanska.com

Skanska Financial Services
SE-69 83 Solna
Sweden
Street address: Råsundavägen 2
Tel: +46 8 504 350 00
Fax: +46 8 753 18 52

For other addresses:

www.skanska.com

Produktion: Skanska Investor Relations in collaboration with Addira and Sustain.
Translated by Victor Kayfetz, SCAN EDIT, Oakland, CA.
Printed at Strokirk-Landström, Lidköping, Sweden, 2004.

SKANSKA